Filed Pursuant to Rule 424(b)(3)
Registration No. 333-134448

PROSPECTUS

Sanders Morris Harris Group Inc.

5,000,000 Shares

Common Stock

We are offering 5,000,000 shares of our common stock. Our common stock is traded on the Nasdaq Global Market under the symbol “SMHG.” On September 28, 2006, the last reported sale price for our common stock on the Nasdaq Global Market was $14.21 per share.

Investing in our common stock involves risks.

See “ Risk Factors” beginning on page 10.

	Per Share	Total
Public offering price	$12.50	$62,500,000
Underwriting discount	$0.75	$3,750,000
Proceeds to us (before expenses)	$11.75	$58,750,000

The selling shareholders identified in this prospectus have granted the underwriters a 30-day option to purchase up to an additional 750,000 shares of common stock at the public offering price, less the underwriting discount, to cover over-allotments, if any. We will not receive any of the proceeds from the sale of shares by the selling shareholders.

The underwriters expect to deliver the shares on or about October 4, 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Jefferies & Company	Sandler O’Neill + Partners, L.P.

The date of this Prospectus is September 28, 2006.

Corporate Locations

Arizona
Scottsdale (IS)

California
Huntington Beach (SMHP)
Los Angeles (IS, IB)
San Francisco (IS)

Colorado
Colorado Springs

Connecticut
Greenwich (IS)

Florida
Boca Raton (IS)

Georgia
Alpharetta (SMHP)
Atlanta (3) (SMHP)

Illinois
Chicago (IS, AWM)

Louisiana
Baton Rouge (SMHP)
Crowley (SMHP)
Gonzales (SMHP)

Maryland
Bethesda
Hunt Valley

Massachusetts
Cambridge (IS)

Mississippi
Jackson

Nevada
Las Vegas

New Jersey
Bernardsville (IS)
Tranquility

New York
Garden City (C, IS, AWM)
New York City (3) (AWM, IB, IS, C)

North Carolina
Charlotte
Davidson (SMHP)

Ohio
Cleveland (IS)
Columbus
Solon

Oklahoma
Tulsa

Pennsylvania
Exton (SMHP)
Flourtown (IS)

Texas
Bernard (SMHP)
Dallas (2) (AWM, SMHP)
Flowermound (SMHP)
Ft. Worth
Houston (4) (C, IB, IS, AWM, SMHP)
Huntsville (SMHP)
The Woodlands (SMHP)
Weatherford

Key to Locations:

AWM	Asset and Wealth Management
IB	Investment Banking
IS	Institutional Services
C	Corporate
SMHP	SMH Partners

If no notation, then AWM only

Vermont
West Dover

Virginia
Fairfax
Richmond (SMHP)

You should rely only on the information that is contained in or incorporated by reference into this prospectus or that is contained in any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that information contained in or incorporated by reference into this prospectus is accurate only as of the date on the front cover of this prospectus or the date of the document incorporated by reference, as applicable. Our business, financial condition, results of operations, and prospects may have changed since those dates. We and the underwriters are not making an offer of these securities in any state where the offer is not permitted.

INDUSTRY AND MARKET DATA

In this prospectus we rely and refer to information and statistics regarding the financial services and asset management sectors. We obtained this data from independent publications or other publicly available information. Although we believe these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of such information.

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PROSPECTUS SUMMARY

This summary highlights information contained in or incorporated by reference into this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. We urge you to read this entire prospectus and the documents incorporated by reference, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes contained elsewhere in this prospectus. Unless we state otherwise or the context indicates otherwise, references to the “Company,” “SMHG,” “we,” “us,” and “our” in this prospectus refer to Sanders Morris Harris Group Inc. and its subsidiaries and affiliates.

Sanders Morris Harris Group Inc.

Our Business

We are a holding company that, through our subsidiaries and affiliates, provides asset and wealth management, investment banking, and institutional services. Our company as it exists today results largely from the merger in January 2000 of Sanders Morris Mundy Inc., a Houston-based full-service regional investment bank, and Harris, Webb & Garrison, Inc., a Houston-based investment management firm. Since the merger, we have grown significantly, both organically and through strategic acquisitions. From January 2000 through June 30, 2006, we have:

•	grown our assets under management or advisement from approximately $3.2 billion to $11.2 billion;

•	increased our asset and wealth management business from 56 to 300 employees and our investment banking business from 17 to 56 employees;

•	expanded our client base by increasing the number of our client accounts from 21,000 to 53,000;

•	expanded our geographic presence by growing from 11 offices in six states to 49 offices in 21 states; and

•	broadened our product offerings and distribution networks.

We were founded on the belief that a financial services company should be not only a counselor to its clients but also a partner. We and members of our executive management often invest in our products on the same basis as our clients, which we refer to as a “wealth partnership.” We believe that becoming wealth partners with our clients demonstrates our confidence in the investment opportunities that we recommend and differentiates us from our competitors. Consistent with this belief, we analyze every potential product that we offer to our clients as if we are investing in it ourselves, which we believe results in higher quality investments. Our wealth partnerships that we form with our clients not only help expand our client base but also help increase revenues from our existing clients by solidifying long-term relationships built upon high quality products and services.

As a result of our focus on creating wealth partnerships with our clients, our executive officers are directly and extensively involved in building client relationships and marketing our products and services. We focus on creating lasting relationships with our private, corporate, and institutional clients by providing a range of services throughout their financial life cycle, combining the personalized service and senior level attention of a smaller firm with the capabilities of a larger firm.

Our three business lines enhance each other’s results by enabling our broad range of complementary products and services to be shared among different client groups. For example, our individual and institutional clients benefit from securities offerings developed by our investment bankers, and our equity research designed for our institutional clients can be accessed to benefit our individual and investment banking clients. Similarly, we provide our asset and wealth management products and services to executives of our investment banking clients.

We believe that we have achieved strong brand recognition and a sound reputation in the southwestern United States. Our presence in Houston has helped us benefit from robust energy prices and a resulting increase in energy transactions. Additionally, our acquisitions have enabled us to add well-regarded asset managers and wealth advisors to our platform in other regions of the country. In all, we have 49 offices in 21 states. These factors have strengthened our brand recognition and reputation and have enabled us to attract new clients, not only in the Southwest but, increasingly, in other regions of the country.

We believe that our strategies have been successful. Our assets under management or advisement have grown from approximately $3.2 billion at December 31, 2000, to $11.2 billion at June 30, 2006, representing a compound annual growth rate of 25.6%. Our revenues have grown from $43.9 million in 2000 to $127.3 million in 2005, representing a compound annual growth rate of 23.7%. Our profitability has improved from a net loss of $9.6 million in 2000 to net income of $10.7 million in 2005. Our revenues have grown from $56.8 million in the first six months of 2005 to $86.6 million for the same period in 2006 or by 52%. During the same period, our profitability has declined from $4.1 million to $1.1 million, mainly as a result of a $4.5 million goodwill impairment charge associated with Charlotte Capital, one of our asset and wealth management subsidiaries.

We believe that these operating results validate our operating strategies. Further, we believe we now have in place the people, infrastructure, and brand recognition at each of our businesses, which, combined with the proceeds of this offering, will enable us to leverage our operating platform to further increase our profitability and market share.

Our Products and Services

Asset and Wealth Management

Our asset and wealth management business provides investment advisory, wealth and investment management, financial planning, and trust services to high net worth and mass affluent individuals and institutions.

Through our various asset and wealth management subsidiaries and divisions, we serve two distinct client bases:

•	High Net Worth and Mass Affluent Individuals: We define high net worth individuals as individuals who have over $1 million in investable assets and mass affluent individuals as individuals who have $100,000 to $1 million in investable assets. Throughout their financial life cycle, we provide these clients with comprehensive investment advisory and asset and wealth management services, as either a fiduciary or an agent, including asset allocation, investment strategies and alternatives, tax efficient estate and financial planning, trusts, and private client services.

•	Corporations and Institutions: We provide asset management services in specific investment styles to corporations and institutions. We distribute our asset management products both internally through our marketing efforts and externally through formal sub-advisory relationships and other distribution arrangements with third parties.

At June 30, 2006, our asset and wealth management subsidiaries had approximately $11.2 billion in assets under management or advisement. Our asset and wealth management revenues in 2005 were $58.1 million and pre-tax income was $13.8 million, accounting for 46% of our total revenues and 53% of our pre-tax income (excluding corporate overhead). For the first six months of 2006, our asset and wealth management revenues were $39.1 million and pre-tax income was $5.6 million, accounting for 45% of our total revenues and 52% of our pre-tax income (excluding corporate overhead).

Investment Banking

Our investment banking services include public offerings and private placements of equity and debt securities, financial advisory services, and merchant banking services. We conduct our investment banking business through our Sanders Morris Harris Inc. subsidiary, which we refer to as Sanders Morris Harris.

During 2005, we co-managed 16 public offerings and managed or co-managed 15 private placements, with a total transaction value of approximately $3.4 billion. We believe that we were the eighth most active investment bank in the U.S. in 2005 in the distribution of master limited partnerships, or MLPs, participating as co-manager in nine transactions totaling approximately $2.2 billion in transaction value. In addition, we completed eight financial advisory engagements totaling approximately $700 million in transaction value in 2005. According to Sagient Research, as of September 2006, we are the eighth ranked investment bank in the U.S. in the PIPE market in 2006 based upon the number of transactions.

In 2005, our investment banking revenues were $18.5 million and pre-tax income was $6.5 million, accounting for 15% of our total revenues and 25% of our pre-tax income (excluding corporate overhead). For the first six months of 2006, our investment banking revenues were $15.3 million and pre-tax income was $5.5 million, accounting for 18% of our total revenues and 51% of our pre-tax income (excluding corporate overhead).

Institutional Services

Our institutional services business, which we also conduct through Sanders Morris Harris, includes institutional equity and fixed income brokerage, institutional research, prime brokerage, and proprietary trading for a broad array of institutions. Our clients include banks, retirement funds, mutual funds, endowments, investment advisors, and insurance companies located throughout North America, Europe and Asia. A substantial portion of our institutional equity trading professionals, who joined us in January 2002, comprised the institutional equity group of Sutro & Co.

In 2005, our institutional services revenues were $46.1 million and pre-tax income was $5.5 million, accounting for 36% of our total revenues and 21% of our pre-tax income (excluding corporate overhead). For the first six months of 2006, our institutional services revenues were $29.7 million, accounting for 34% of our total revenues. For the first six months of 2006, we incurred a pre-tax loss of $259,000 in institutional services as a result of costs related to the expansion of our fixed income operations based in New York City.

Industry Trends

We believe that we are well positioned to capitalize on a number of trends in the financial services industry, including:

•	consolidation among firms offering financial products and services;

•	continued and substantial growth in the high net worth and mass affluent markets;

•	increasing acceptance of alternative investments by many high net worth, mass affluent, and institutional investors;

•	increased demand by investors for unbiased advice; and

•	growth in investment banking activity in our target sectors.

Our Strengths

The ongoing consolidation trend in the financial services industry has provided us access to many highly skilled professionals who have chosen to be part of a smaller yet sophisticated firm that has flexibility and preserves an entrepreneurial environment when providing financial services to clients. We attribute our success and distinctiveness not only to our highly skilled professionals but also to the following strengths:

•	Focus on Growing High Net Worth and Mass Affluent Markets. We offer financial products and services designed to benefit high net worth and mass affluent individuals. We believe that there is a particularly significant opportunity in providing products and services to the large and growing mass affluent market, which, according to Forrester Research, controlled $12 trillion, or 39%, of U.S. retail assets as of June 2005 and is expected to grow by $2.3 trillion by 2020. With our acquisition of The Edelman Financial Center, LLC in 2005, we have expanded our comprehensive wealth management products and services tailored to the mass affluent market.

•	Highly Regarded Distribution Network and Investment Managers. Our asset and wealth management business includes Edelman, Salient Capital Management, LLC, and SMH Capital Advisors, Inc. (formerly known as Cummers/Moyers Capital Advisors, Inc.), each of which benefits from a sound regional reputation. Moreover, our wealth advisors and asset managers include Ric Edelman, the founder of Edelman, named to Barron’s 100 Top Financial Advisors in 2004, 2005, and 2006, Cummer/Moyers, a No. 1 ranked firm in 2005 by Nelson’s World’s Best Money Managers, and Don Sanders, our largest shareholder who has more than 45 years of investment experience and is well-known and regarded in the Southwest.

•	Regional and Industry Focus. We are a full-service regional financial services company based in Texas with 49 offices in 21 states and have achieved a strong brand recognition and sound reputation in the Southwest. Our presence in Texas allows us to focus our investment and financial advisory efforts on industries that have established markets in Texas and the Southwest, including energy, health care, environmental, technology, financial and business services, retail and consumer products, and media and communications. We believe that our focus on these industries has allowed us to develop a level of industry expertise that distinguishes us from many of our competitors.

•	Ability to Cross-Sell Products. We have a business platform that permits many of the products and services developed by one area of our business to be sold to or accessed by one or more other areas of our business. For example, our high net worth, mass affluent, and institutional clients have access to securities offerings developed by our investment bankers. Similarly, our equity research designed for institutional clients can be accessed to benefit our individual and investment banking clients, and we also provide our asset and wealth management products and services to executives of our investment banking clients.

•	Alignment of Interests. Where suitable and permissible, we and members of our executive management frequently invest in the same investment opportunities as our clients, which creates a financial identity of interest and trust among our senior management, our clients, and us. We believe that by creating these wealth partnerships with our clients, we and our executives solidify our client relationships by validating the quality of the products and services that we offer. We also believe that our unbiased offering of a broad range of both proprietary and external investment products and our increasing use of an asset-based fee structure further align our interests with those of our asset and wealth management clients.

•

Proven Management Team.  Our executive management averages more than 30 years of experience in the financial services industry and provides senior level management to every aspect of our business. Our executive management is supported by a core team of professionals who also have significant experience in the financial services industry. Their collective experience has resulted in a large network of both leaders of corporations and institutions and affluent investors with whom our executive management has developed extensive relationships. We strengthen these relationships further by providing our clients personalized service, senior level attention, and access to other areas of our business.

Our Strategy

We believe there is an uncommon opportunity for a high quality asset and wealth management, investment banking, and institutional services firm that can tailor its product and service offerings to fit the needs of its individual, corporate, and institutional clients. Further, we believe we have now put in place the people, infrastructure, and brand recognition at each of our businesses, which, combined with the proceeds of this offering, will enable us to leverage our operating platform to further increase our profitability and market share. Specifically, we intend to:

•	Capitalize on Growth of Our Target Markets by Expanding Our Asset and Wealth Management Business. We intend to take advantage of favorable demographic trends to continue to expand our asset and wealth management business by:

•	continuing to gather assets under management or advisement through internal growth, expansion of external distribution channels, and acquisitions;

•	continuing to add additional experienced and productive asset managers and wealth advisors;

•	marketing the skills of our asset and wealth management professionals to our other business areas; and

•	continuing to develop, market, and invest in our proprietary funds.

During 2005, we increased our assets under management or advisement by $2.8 billion, or 38%, through the acquisition of a 51% interest in Edelman and internal growth. We intend to expand Edelman’s market reach by syndicating Ric Edelman’s radio and television programs into new markets outside the Washington, D.C. area and hiring additional financial services professionals to serve these new markets.

•	Increase Our Capital Markets Activities. We intend to increase our investment and merchant banking, prime brokerage and proprietary trading, institutional equity and fixed income businesses by committing greater resources to companies, industries, and geographic regions that we believe offer the greatest growth opportunities and by increasing the capital that we make available to our proprietary traders. We also believe that consolidation within the investment banking industry will offer greater opportunities for high caliber firms that maintain their focus on the under-served small and mid-capitalization companies.

•	Supplement Internal Growth with Strategic Acquisitions. We plan to actively pursue opportunities to acquire all or a significant portion of other complementary asset and wealth management businesses to gain access to additional proprietary products to offer our high net worth, mass affluent, and institutional clients, to gain access to new clients, to increase our assets under management or advisement, and to expand our geographic base. We believe that attractive acquisition opportunities exist, particularly among smaller, specialized regional financial services firms that want to affiliate with a larger company while still retaining their identity and entrepreneurial culture. Since 2000, we have acquired or gained control of eight significant firms with products and services that we believe complement or expand our client base and the services and products that we provide. In addition, we believe that the ongoing consolidation trend in the financial services industry will allow us to continue to hire proven financial professionals who prefer the culture and opportunities inherent in an innovative regional firm such as ours.

Recent Events

Beginning in January 2006, we expanded our institutional services fixed income operations based in New York City with the addition of a 30-person team primarily comprised of former employees of Advest Group. During the first six months of 2006, we incurred pre-tax operating losses of approximately $3.1 million in this division, known as Fixed Income National, and as a result, made the decision to close most of the fixed income activities in this division during the third quarter of 2006. We exited the mortgage-backed, agency, and high-grade corporate bond businesses in New York City, but will continue our high-yield and syndicate activities. The assets and liabilities of the business consisted primarily of marketable securities owned and securities sold, not yet purchased, with values at June 30, 2006 of $114.1 million and $84.9 million, respectively. These security positions have been liquidated during the third quarter. We may incur employee termination and other costs of closure that will be recorded in our consolidated financial statements during the third quarter of 2006 or thereafter. Our condensed consolidated financial statements as of June 30, 2006 do not reflect any expenses or liabilities associated with the closure of this division.

At June 30, 2006, we recognized a goodwill impairment charge of $4.5 million related to our ownership of Charlotte Capital. The principal factor contributing to our decision to record the impairment charge related to the decline of assets under management from $429 million at December 31, 2004 to $173 million at June 30, 2006.

Our principal executive offices are located at 600 Travis Street, Suite 3100, Houston, Texas 77002, and our telephone number is 713-224-3100. Our website is www.smhgroup.com. The information on our website is not part of this prospectus and is not incorporated herein by reference.

The Offering

Common stock offered by us	5,000,000 shares

Common stock offered by the selling shareholders

Unless the underwriters exercise their over-allotment option, the selling shareholders will not be selling any shares in this offering. In the event that the underwriters exercise their over-allotment option in full, the selling shareholders will be selling 750,000 shares.

Common stock to be outstanding after this offering (1)	24,266,189 shares

Use of proceeds

We intend to use the net proceeds of this offering to repay in full our SMHG revolving credit facility and provide funds for general corporate purposes, which may include the expansion of our business, the acquisition of complementary businesses, and working capital.

Dividend policy

In 2002, we instituted a policy of paying regular quarterly dividends on our common stock. During 2005, we increased the quarterly dividend payment to $0.045 per share, equal to an annual dividend of $0.18 per share. Our declaration and payment of future dividends is subject to the discretion of our board of directors.

Nasdaq Global Market symbol	SMHG

Risk factors

You should carefully read and consider the information set forth in “Risk Factors” beginning on page 10 of this prospectus and additional risks described elsewhere herein and in the documents we incorporate by reference before investing in our common stock.

(1)	The number of shares of common stock to be outstanding after this offering is based on 19,266,189 shares of common stock outstanding as of September 28, 2006. This amount does not include:

•	945,835 shares issuable upon exercise of outstanding options under our stock incentive plans at a weighted average exercise price of $7.96 per share, of which options for 809,585 shares were then exercisable; and

•	1,124,801 shares available for future issuance under our stock incentive plans.

Except as stated otherwise, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

Summary Consolidated Financial Data

The following tables present our summary consolidated financial and operating information. You should read this information in conjunction with our consolidated financial statements and related notes and the information contained in “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues:
Commissions	$50,714	$52,934	$44,497	$21,436	$30,009
Investment banking	24,490	32,352	32,800	14,181	21,991
Investment advisory and related services	10,873	19,714	32,045	13,107	17,380
Principal transactions	12,994	9,799	9,821	4,071	10,716
Interest and dividends	2,546	4,254	4,608	2,320	3,535
Other income	2,317	2,479	3,521	1,724	2,983

Total revenues	103,934	121,532	127,292	56,839	86,614

Expenses:
Employee compensation and benefits	63,382	70,756	75,841	34,210	53,426
Floor brokerage, exchange and clearance fees	5,517	5,732	4,726	2,192	3,779
Communications and data processing	5,664	7,371	7,771	3,996	4,548
Occupancy	5,760	7,066	8,647	4,011	5,550
Interest	6	37	405	43	1,106
Goodwill impairment charge	—	800	—	—	4,456
Other general and administrative	9,672	11,191	15,541	6,304	11,549

Total expenses	90,001	102,953	112,931	50,756	84,414

Income before equity in income of limited partnerships, minority interests and income taxes	13,933	18,579	14,361	6,083	2,200
Equity in income of limited partnerships	4,305	6,492	8,482	2,402	2,573

Income before minority interests and income taxes	18,238	25,071	22,843	8,485	4,773
Minority interests in net income of consolidated companies	(1,028)	(4,176)	(4,859)	(1,625)	(3,022)

Income before income taxes	17,210	20,895	17,984	6,860	1,751
Provision for income taxes	(6,794)	(8,481)	(7,310)	(2,802)	(693)

Net income	$10,416	$12,414	$10,674	$4,058	$1,058

Earnings per share:
Basic	$0.61	$0.70	$0.57	$0.22	$0.06

Diluted	$0.59	$0.68	$0.55	$0.21	$0.05

Weighted average common shares:
Basic	17,095,626	17,698,661	18,659,527	18,455,976	19,054,114

Diluted	17,622,443	18,302,315	19,253,400	19,086,352	19,531,875

	Year Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2006
				(unaudited)
Statement of Shareholders’ Equity Data:
Cash dividends per share	$0.06	$0.15	$0.17	$0.09

	As of June 30, 2006
	Actual	As Adjusted(1)
	(unaudited)
Balance Sheet Data (in thousands):
Cash and cash equivalents	$10,670	$55,920
Securities	203,817	203,817
Total assets	330,360	375,610
Borrowings	15,080	2,080
Securities sold, not yet purchased	96,548	96,548
Total liabilities	165,803	152,803
Minority interests	8,911	8,911
Shareholders’ equity	155,646	213,896

(1)	Adjusted to reflect the sale of 5,000,000 shares of Common Stock by the Company in this offering and the application of the estimated net proceeds therefrom. See “Use of Proceeds” and “Capitalization.”

RISK FACTORS

Before you invest in our common stock, you should be aware that there are various risks, including those described below, that could effect the value of your investment in the future. The risk factors described below provide examples of risks, uncertainties, and events that could have a material adverse effect on our business, including our operating results and financial condition. These risks could cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. You should carefully consider the following factors, together with all of the other information included or incorporated by reference in this prospectus, before you decide whether to invest in our common stock.

Risks Relating to the Nature of the Financial Services Business

The asset and wealth management, investment banking, and institutional services industries are highly competitive. If we are not able to compete successfully against current and future competitors, our business, financial condition, and results of operations will be adversely affected.

The financial services business is highly competitive, and we expect it to remain so. The principal competitive factors influencing our asset and wealth management, investment banking and institutional services businesses are:

•	the experience and quality of the professional staff;

•	reputation in the marketplace;

•	existing client relationships;

•	ability to commit capital to client transactions; and

•	mix of market capabilities.

Our ability to compete effectively in our asset and wealth management and investment banking activities is also influenced by the adequacy of our capital levels and by our ability to raise additional capital.

We compete directly with many other national and regional full service financial services firms and, to a lesser extent, with discount brokers, investment banking firms, investment advisers, broker-dealer subsidiaries of major commercial bank holding companies, and other companies offering financial services in the U.S., globally, and through the Internet. We also compete for asset management and fiduciary services with commercial banks, private trust companies, sponsors of mutual funds, insurance companies, financial planning firms, venture capital, private equity, and hedge funds, and other asset managers.

We are a relatively small firm with approximately 600 employees as of June 30, 2006, and total revenues of $127.3 million in 2005. Many of our competitors have greater personnel and financial resources than we do. Larger competitors are able to advertise their products and services on a national or regional basis and may have a greater number and variety of products and distribution outlets for their products, larger customer bases, and greater name recognition. These larger and better capitalized competitors may be better able to respond to changes in the asset and wealth management and investment banking industries, to finance acquisitions, to fund internal growth, and to compete for market share generally. Also, many of our competitors have more extensive investment banking activities than we do and, therefore, may possess a relative advantage in accessing deal flow and capital. In addition to competition from firms currently in the securities business, there has been increasing competition from other firms offering financial services, including automated trading and other services based on technological innovations.

Increased pressure created by current or future competitors, individually or collectively, could materially and adversely affect our business and results of operations. Increased competition may result in reduced revenues and loss of market share. Further, as a strategic response to changes in the competitive environment, we may from time to time make certain pricing, service, or marketing decisions or acquisitions that also could materially and adversely affect our business and results of operations. In addition, new technologies and the expansion of existing technologies may increase competitive pressures on us. We cannot assure you that we will be able to compete successfully against current and future competitors.

Competition also extends to the hiring and retention of highly skilled employees. A competitor may be successful in hiring away an employee or group of employees, which may result in our losing business formerly serviced by them. Such competition can also raise our costs of hiring and retaining the key employees we need to effectively execute our business plan.

If we are unable to compete effectively, our business, financial condition, and results of operations will be adversely affected.

We may experience reduced revenues due to downturns or disruptions in the securities markets that reduce market volumes, securities prices, and liquidity, which can also cause counterparties to fail to perform.

The securities business is, by its nature, subject to significant risks, particularly in volatile or illiquid markets, including:

•	the risk of trading losses;

•	losses resulting from the ownership or underwriting of securities;

•	counterparty failure to meet commitments;

•	customer fraud;

•	employee fraud;

•	issuer fraud;

•	errors and misconduct;

•	failure in connection with the processing of securities transactions; and

•	customer litigation.

As an asset and wealth management, investment banking, and institutional services firm, changes in the financial markets or economic conditions in the U.S. and elsewhere in the world could adversely affect our business in many ways. The securities business is directly affected by many factors, including market, economic, and political conditions; broad trends in business and finance; investor sentiment and confidence in the financial markets; legislation and regulation affecting the national and international business and financial communities; currency values; inflation; the availability and cost of short-term and long-term funding and capital; the credit capacity or perceived creditworthiness of the securities industry in the marketplace; the level and volatility of equity prices and interest rates; and technological changes. These and other factors can contribute to lower price levels for securities and illiquid markets.

A market downturn could result in lower prices for securities, which may result in reduced management fees calculated as a percentage of assets managed. A market downturn could also lead to a decline in the volume of transactions that we execute for our customers and, therefore, to a decline in the revenues we receive from commissions and spreads. Fluctuations in market activity could impact the flow of investment capital into or from assets under management and advisement and the way customers allocate capital among money market, equity, fixed income, or other investment alternatives, which could negatively impact our asset and wealth management business. Unfavorable financial or economic conditions would likely reduce the number and size of transactions in which we provide underwriting, financial advisory, and other services. Our corporate finance revenues, in the form of financial advisory and underwriting fees, are directly related to the number and size of the transactions in which we participate and would therefore be adversely affected by a sustained market downturn. In periods of low volume or price levels, profitability is further adversely affected because certain of our expenses remain relatively fixed.

Sudden sharp declines in market values of securities can result in illiquid markets and the failure of counterparties to perform their obligations, which could make it difficult for us to sell securities, hedge securities positions, and invest funds under management. Market declines could also increase claims and litigation, including arbitration claims from customers. In such markets, we may incur reduced revenues or losses in our principal trading, market making, investment banking, merchant banking, and financial advisory activities.

We are also subject to risks inherent in extending credit to the extent our clearing brokers permit our customers to purchase securities on margin. The margin risk increases during rapidly declining markets when collateral values may fall below the amount our customer owes us. Any resulting losses could adversely affect our business, financial condition, and results of operations.

There are market, credit and counterparty, and liquidity risks associated with our market making, principal trading, merchant banking, arbitrage, and underwriting activities. We may experience significant losses if the value of our marketable security positions deteriorates.

We conduct principal trading, market making, merchant banking, and arbitrage activities for our own account, which subjects our capital to significant risks. These activities often involve the purchase, sale, or short sale of securities as principal in markets that are characterized as relatively illiquid or that may be susceptible to rapid fluctuations in liquidity and price. These market conditions could limit our resale of purchased securities or the repurchase of securities sold short. These risks involve market, credit and counterparty, and liquidity risks, which could result in losses for us. Market risk relates to the risk of fluctuating values and the ability of third parties to whom we have extended credit to repay us. Credit and counterparty risks represent the potential loss due to a client or counterparty failing to perform its contractual obligations, such as delivery of securities or payment of funds. Liquidity risk relates to our inability to liquidate assets or redirect illiquid investments. In any period we may experience losses as a result of price declines, lack of trading volume, or lack of liquidity.

In our underwriting and merchant banking, asset and wealth management, and other activities, we may have large concentrations in securities of, or commitments to, a single issuer or issuers engaged in a specific industry. As an underwriter, we may incur losses if we are unable to resell the securities we commit to purchase or if we are forced to liquidate our commitment at less than the agreed purchase price. Also, the trend, for competitive and other reasons, toward larger commitments on the part of lead underwriters means that, from time to time, as an underwriter (including a co-manager), we may retain significant concentrations in individual securities. These concentrations increase our exposure to market risks.

Our business depends on the services of our executive officers, senior management, and many other skilled professionals and may suffer if we lose the services of our executive officers, senior management, or other skilled professionals.

We depend on the continuing efforts of our executive officers and senior management. That dependence may be intensified by our decentralized operating strategy. If executive officers or members of senior management leave us, our business or prospects could be adversely affected until we attract and retain qualified replacements.

We derive a substantial portion of our revenues from the efforts of our financial services professionals. Therefore, our future success depends, in large part, on our ability to attract, recruit, and retain qualified financial services professionals. Demand for these professionals is high and their qualifications make them particularly mobile. These circumstances have led to escalating compensation packages in the industry. Up front payments, increased payouts, and guaranteed contracts have made recruiting these professionals more difficult and can lead to departures by current professionals. From time to time we have experienced, and we may in the future experience, losses of asset and wealth management, sales and trading, research, and investment banking professionals. Departures can also cause client defections due to close relationships between clients and the professionals. If we are unable to retain our key employees or attract, recruit, integrate, or retain other skilled professionals in the future, our business could suffer.

We generally do not have employment agreements with our senior executive officers or other professionals. We attempt to retain our employees with incentives such as the issuance of our stock subject to continued employment. These incentives, however, may be insufficient in light of increasing competition for experienced professionals in the securities industry, particularly if our stock price declines or fails to appreciate sufficiently to be a competitive source of a portion of a professional’s compensation.

Because our asset and wealth management, investment banking, and institutional services businesses focus on investors and capital markets clients based in the southwestern U.S., an economic downturn in that region generally, or in any of our target sectors, could adversely affect our revenues.

Asset and wealth management, investment banking, and institutional services for clients based in the southwestern U.S. account for a significant portion of our revenues. An economic downturn in the Southwest generally or in the energy sector or another of our target sectors could adversely affect our existing and potential asset and wealth management clients and the emerging and middle-market companies and industries within the region we predominantly serve, which could in turn reduce our asset and wealth management, underwriting, and institutional services businesses and adversely affect our financial results and the market value of our common stock.

Litigation and potential securities laws liabilities may adversely affect our business.

Many aspects of our business involve substantial risks of liability, litigation, and arbitration, which could adversely affect us. As a normal part of our business, we are from time to time named as defendants or co-defendants in civil litigation and arbitration proceedings and as subjects of regulatory investigations arising from our business activities as a financial services firm. Some of these proceedings involve claims for substantial amounts of damages, based on allegations such as misconduct by or our failure to properly supervise our asset and wealth management advisors, bad investment advice, unsuitable investment recommendations or excessive trading in a client’s account by our asset and wealth management advisors, materially false or misleading statements made in connection with securities offerings and other transactions, the advice we provide to participants in corporate transactions, and disputes over the terms and conditions of complex trading arrangements. The risks of liability, litigation, and arbitration often may be difficult to assess or quantify, and their existence and magnitude often remain unknown for substantial periods of time. In view of the inherent difficulty of predicting the outcome of legal and regulatory proceedings, particularly where the plaintiffs or regulatory authorities seek substantial or indeterminate damages or fines or where novel legal theories or a large number of parties are involved, we cannot state with confidence what the eventual outcome of currently pending matters will be or what the timing of the ultimate resolution of these matters will be. Depending on our results for a particular period, an adverse determination could have a material effect on quarterly or annual operating results in the period in which it is resolved. See “Business – Legal Proceedings.”

In recent years, there has been a substantial amount of litigation involving the investment banking industry, including class action lawsuits seeking substantial damages and other suits seeking punitive damages. Companies engaged in the underwriting of securities, as we are, are subject to substantial potential liability, including for material misstatements or omissions in prospectuses and other communications in underwritten offerings of securities or statements made by securities analysts. These liabilities can arise under federal securities laws, similar state statutes, and common law doctrines. The risk of liability may be higher for an underwriter that, like us, is active in the underwriting of securities offerings for emerging and middle-market companies because of the higher degree of risk and volatility associated with the securities of these companies. The defense of these or any other lawsuits or arbitration proceedings may divert the efforts and attention of our management and staff, and we may incur significant legal expense in defending litigation or arbitration proceedings.

Poor investment performance, in either relative or absolute terms, may reduce the profitability of our asset and wealth management business.

In 2005, our asset and wealth management revenues were $58.1 million, accounting for 46% of our total revenues. We derive our revenues from this business primarily from management fees that are based on committed capital, assets under management or advisement, and incentive fees, which are earned if the return of our proprietary funds exceeds certain threshold returns. Our ability to maintain or increase assets under management or advisement is subject to a number of factors, including investors’ perception of our past performance, in either relative or absolute terms, market or economic conditions, and competition from other fund managers.

Investment performance is one of the most important factors in retaining existing clients and competing for new asset and wealth management business. Poor investment performance could reduce our revenues and impair our growth in a number of ways:

•	existing clients may withdraw funds from our asset and wealth management business in favor of better performing products;

•	our incentive fees could decline or be eliminated entirely;

•	asset-based advisory fees could decline from a decrease in assets under management or advisement;

•	our ability to attract funds from existing and new clients might diminish;

•	firms with which we have business relationships may terminate their relationships with us; and

•	our wealth managers and investment advisors may depart, whether to join a competitor or otherwise.

Even when market conditions are generally favorable, our investment performance may be adversely affected by the investment style of our asset and wealth management and investment advisors and the particular investments that they make. To the extent our future investment performance is perceived to be poor in either relative or absolute terms, the revenues and profitability of our asset and wealth management business will likely be reduced and our ability to attract new clients and funds will likely be impaired.

Our asset and wealth management clients can terminate their relationships with us, reduce the aggregate assets under management or advisement, or shift their funds to other types of accounts with different rate structures for any number of reasons, including investment performance, changes in prevailing interest rates, inflation, changes in investment preferences of clients, changes in our reputation in the marketplace, changes in management or control of clients or third party distributors with whom we have relationships, loss of key investment management personnel or wealth advisors, and financial market performance.

We may experience substantial fluctuations in our operating results from period to period due to the nature of our business and therefore fail to meet profitability expectations, which may impair our stock price.

Our operating results may fluctuate from quarter to quarter and from year to year due to a combination of factors. These factors include:

•	levels of assets under our management or advisement;

•	the number of underwriting and merger and acquisition transactions completed by our clients and the level and timing of fees we receive from those transactions;

•	the number of institutional and retail brokerage transactions and the commissions we receive from those transactions;

•	changes in the market valuations of investments held by proprietary investment funds that we organize and manage and of companies in which we have invested as a principal;

•	the timing of recording of asset management fees and special allocations of income, if any;

•	the realization of profits and losses on principal investments;

•	variations in expenditures for personnel, consulting, accounting, and legal expenses;

•	expenses of establishing any new business units, including marketing and technology expenses; and

•	changes in accounting principles.

Our revenues from an underwriting transaction are recorded only when the underwriting is completed. Revenues from merger or acquisition transactions are recorded only when non-refundable retainer fees are received or the transaction closes. Accordingly, the timing of recognition of revenues from a significant transaction can materially affect our quarterly and annual operating results. Additionally, we have a certain level of fixed costs in our investment banking operations. As a result, we could experience losses in these operations if revenues from our services are lower than our fixed costs.

We depend on proprietary and third party systems, so systems failures could significantly disrupt our business, which in turn could negatively affect the market price of our common stock. These and other operational risks may disrupt our business, result in regulatory action against us, or limit our growth.

Our business depends highly on our ability to process, on a daily basis, a large number of transactions across numerous and diverse markets, and the transactions we process have become increasingly complex. Consequently, we rely heavily on our communications and financial, accounting, and other data processing systems, including systems provided by our clearing brokers and service providers. We face operational risk arising from mistakes made in the confirmation or settlement of transactions or from transactions not being properly recorded, evaluated, or accounted.

If any of these systems do not operate properly or are disabled, we could suffer financial loss, a disruption of our business, liability to clients, regulatory intervention, or reputational damage. Any failure or interruption of our systems, the systems of our clearing brokers, or third party trading systems could cause delays or other problems in our securities trading activities, which could have a material adverse effect on our operating results. In addition, our clearing brokers provide our principal disaster recovery system. We cannot assure you that we or our clearing brokers will not suffer any systems failures or interruption, including ones caused by earthquake, fire, other natural disasters, power or telecommunications failure, act of God, act of war, terrorism, or otherwise, or that our or our clearing brokers’ back-up procedures and capabilities in the event of any such failure or interruption will be adequate. The inability of our or our clearing brokers’ systems to accommodate an increasing volume of transactions could also constrain our ability to expand our business.

Strategic investments or acquisitions may result in additional risks and uncertainties in our business.

We intend to grow our core businesses through both internal expansion and through strategic investments and acquisitions. To the extent we make strategic investments or acquisitions, we face numerous risks and uncertainties combining or integrating the relevant businesses and systems, including the need to combine accounting and data processing systems and management controls and to integrate relationships with clients, vendors, and business partners. Acquisitions pose the risk that any business we acquire may lose clients or employees or could under-perform relative to expectations.

Risks Related to the Regulation of Our Business

Our securities broker-dealer, investment adviser, and trust company subsidiaries are subject to substantial regulation. If we fail to comply with applicable requirements, our business will be adversely affected.

Our businesses are subject to extensive regulation under both federal and state laws. Sanders Morris Harris is registered as a broker-dealer with the Securities and Exchange Commission, or SEC, and the National Association of Securities Dealers, Inc., or NASD; Sanders Morris Harris, SMH Capital Advisers, Salient Capital Management, Edelman, and Charlotte Capital are registered with the SEC as investment advisers; and Salient Trust Co., LTA is licensed as a trust company by the Texas Banking Commissioner. All of the professional agents employed by Select Sports Group, Ltd. are registered as certified contract advisors with the National Football League Players Association.

The SEC is the federal agency responsible for the administration of federal securities laws. In addition, self-regulatory organizations, principally the NASD, NASD Regulation, Inc., and the securities exchanges, are actively involved in the regulation of broker-dealers. We are also subject to regulation by state securities commissions in those states in which we do business. The principal purpose of regulation and discipline of broker-dealers is the protection of clients and the securities markets rather than protection of creditors and shareholders of broker-dealers. Broker-dealers are subject to regulations that cover all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of customers’ funds and securities, capital structure of securities firms, record-keeping, and the conduct of directors, officers, and employees.

The SEC, NASD, other self-regulatory organizations, and state securities commissions may conduct administrative proceedings that can result in:

•	censure, fines, or civil penalties;

•	issuance of cease-and-desist orders;

•	deregistration, suspension, or expulsion of a broker-dealer or investment adviser;

•	suspension or disqualification of the broker-dealer’s officers or employees;

•	prohibition against engaging in certain lines of business; and

•	other adverse consequences.

The imposition of any penalties or orders on us could have a material adverse effect on our business, financial condition, and results of operations. The investment banking and brokerage industries have recently come under scrutiny at both the state and federal levels, and the cost of compliance and the potential liability for non-compliance has increased as a result.

Our trust subsidiary, Salient Trust, is subject to the Texas Trust Company Act, the rules and regulations under that act, and supervision by the Texas Banking Commissioner. These laws are intended primarily for the protection of Salient Trust’s clients rather than its equity owners.

The regulatory environment in which we operate is also subject to change. Our business may be adversely affected as a result of new or revised legislation, or changes in rules promulgated by the SEC, NASD, and other self-regulatory organizations. We may also be adversely affected by changes in the interpretation or enforcement of existing laws and rules by the SEC and NASD.

Our financial services businesses may be materially affected not only by regulations applicable to our subsidiaries as financial market intermediaries but also by regulations of general application. For example, the volume of our underwriting, merger and acquisition, merchant banking, and principal investment business in a given period could be affected by existing and proposed tax legislation, antitrust policy, and other governmental regulations and policies (including the monetary policies of the Federal Reserve Board), as well as changes in interpretation or enforcement of existing laws and rules that affect the business and financial communities.

Our ability to comply with laws and regulations relating to our financial services businesses depends in large part upon maintaining a system to monitor compliance and our ability to attract and retain qualified compliance personnel. Although we believe we are in material compliance with all applicable laws and regulations, we may not be able to comply in the future. Any noncompliance could have a material adverse effect on our business, financial condition, and results of operations.

On August 16, 2006, Sanders Morris Harris received a “Wells letter” notification from the staff of the NASD, which states that the staff of the NASD has made a preliminary determination to recommend that disciplinary action be brought against Sanders Morris Harris and four of its employees based on alleged violations of certain rules of the NASD and the SEC with respect to our prime brokerage and private investment or hedge fund operations in New York City. Under the Wells procedure, we have an opportunity to respond to the NASD before any action is taken against Sanders Morris Harris. We intend to respond and will seek a prompt resolution of these matters, although there is no assurance that a prompt resolution can be reached or that the ultimate impact on Sanders Morris Harris will not be material. See “Business – Legal Proceedings.”

The business operations of Sanders Morris Harris and Salient Trust may face limitations due to net capital requirements.

As a registered broker-dealer, Sanders Morris Harris is subject to the net capital rules administered by the SEC and NASD. These rules, which specify minimum net capital requirements for registered broker-dealers and NASD members, are designed to assure that broker-dealers maintain adequate net capital in relation to their liabilities and the size of their customers’ business. These requirements have the effect of requiring that a substantial portion of a broker-dealer’s assets be kept in cash or highly liquid investments. Failure to maintain the required net capital may subject a firm to suspension or revocation of its registration by the SEC and suspension or expulsion by the NASD and other regulatory bodies. Compliance with these net capital rules could limit operations that require extensive capital, such as underwriting or trading activities. Additionally, our trust subsidiary, Salient Trust, is subject to minimum net capital requirements under the Texas Trust Company Act. A failure to comply with the net capital requirements could impair Sanders Morris Harris’s ability to conduct business as a broker-dealer and Salient Trust’s ability to conduct business as a trust company.

These net capital rules could also restrict our ability to withdraw capital in situations where our broker-dealer and trust company subsidiaries have more than the minimum required capital. We may be limited in our ability to pay dividends, implement our strategies, pay interest or repay principal on our debt, and redeem or repurchase our outstanding shares. In addition, a change in these net capital rules or new rules affecting the scope, coverage, calculation, or amount of the net capital requirements, or a significant operating loss or significant charge against net capital, could have similar effects.

As a holding company, we depend on dividends, distributions, and other payments from our subsidiaries to fund any dividend payments and to fund all payments on its obligations. As a result, any regulatory action that restricts Sanders Morris Harris’s or Salient Trust’s ability to make payments to us could impede access to funds we need to make dividend payments or payments on our obligations.

Risks Relating to Owning Our Common Stock

Our common stock price may be volatile, which could adversely affect the value of your shares. Our common stock may trade at prices below your purchase price.

The market price of our common stock may be subject to significant fluctuations in response to many factors, including:

•	our perceived prospects;

•	the perceived prospects of the securities and financial services industries in general;

•	differences between our actual financial results and those expected by investors and analysts;

•	changes in securities analysts’ recommendations or projections;

•	our announcements of significant contracts, milestones, or acquisitions;

•	sales of substantial amounts of our common stock;

•	changes in general economic or market conditions, including conditions in the securities brokerage and investment banking markets or in the southwestern U.S.;

•	changing conditions in the industry of one of our major client groups; and

•	fluctuations in stock market price and volume unrelated to us or our operating performance.

Many of these factors are beyond our control. Any one of the factors noted herein could have an adverse effect on the value of our common stock. Our common stock may trade at prices below your purchase price.

Because our board of directors can issue common stock without shareholder approval, you could experience substantial dilution.

Our board of directors has the authority to issue up to 100,000,000 shares of common stock and to issue options and warrants to purchase shares of our common stock without shareholder approval in certain circumstances. Future issuances of additional shares of our common stock could be at values substantially below the price at which you may purchase our stock and, therefore, could represent substantial dilution. In addition, our board of directors could issue large blocks of our common stock to fend off unwanted tender offers or hostile takeovers without shareholder approval.

Our ability to issue “blank check” preferred stock without approval by the holders of our common stock could adversely affect your rights as a common shareholder and could be used as an anti-takeover device.

Our charter allows our board to issue preferred stock and to determine its rights, powers, and preferences without shareholder approval (“blank check preferred stock”). Future preferred stock issued under the board’s authority could contain preferences over our common stock as to dividends, distributions, and voting power. Holders of preferred stock could, for example, be given the right to separately elect some number of our directors in all or specified events or an independent veto right over certain transactions, and redemption rights and liquidation preferences assigned to preferred shareholders could affect the residual value of your common stock. We could also use the preferred stock to deter or delay a change in control that may be opposed by management even if the transaction might be favorable to you as a common shareholder.

Anti-takeover provisions of the Texas Business Corporation Act and our charter could discourage a merger or other type of corporate reorganization or a change in control even if it could be favorable to the interests of our shareholders.

Provisions of our corporate documents and Texas law may delay or prevent an attempt to obtain control of our company, whether by means of a tender offer, business combination, proxy contest, or otherwise. These provisions include:

•	the authorization of blank check preferred stock;

•	the ability to remove directors only for cause, and then only on approval of the holders of two-thirds of the outstanding voting stock;

•	a restriction on the ability of shareholders to take actions by less than unanimous written consent; and

•	a restriction on business combinations with interested parties.

Our officers and directors own a substantial amount of our common stock and, therefore, exercise significant control over our corporate governance and affairs, which may result in their taking actions with which you do not agree.

Upon completion of this offering, our executive officers and directors, and entities affiliated with them, will control approximately 24.7% of our outstanding common stock (including exercisable stock options held by them and assuming such individuals and entities do not purchase any shares in this offering). These shareholders, if they act together, will be able to exercise substantial influence over the outcome of all corporate actions requiring approval of our shareholders, including the election of directors and approval of significant corporate transactions, which may result in corporate action with which you do not agree. This concentration of ownership may also have the effect of delaying or preventing a change in control and might affect the market price of our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements that are not statements of historical fact and may involve a number of risks and uncertainties. These statements may relate to events or forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to anticipated changes in our business, our future prospects, our anticipated expense levels, anticipated performance of recent acquisitions, our business strategies, and expectations regarding financial market conditions. We have used the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” and similar terms and phrases in this prospectus and our incorporated documents to identify forward-looking statements.

These forward-looking statements are made based on our expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors that are difficult to predict and many of which are beyond our control. Our actual results may differ materially from those matters expressed in or implied by these forward-looking statements. The following factors, together with those described in “Risk Factors,” are among those that may cause actual results to differ materially from our forward-looking statements:

•	reduced trading volume in the securities markets;

•	the volatile and competitive nature of the securities markets and the asset and wealth management business;

•	changes in regulatory requirements that could affect the demand for our services or the cost of doing business;

•	general economic conditions, both domestic and foreign, especially in the regions where we do business;

•	changes in the rate of inflation and the related impact on the securities markets;

•	competition from existing financial institutions and other new participants in the securities markets and asset and wealth management business;

•	legal developments affecting the litigation experience of the securities industry;

•	successful implementation of technology solutions;

•	changes in valuations of our trading portfolios resulting from mark-to-market adjustments;

•	dependence on key personnel; and

•	litigation, regulatory, and securities law liabilities.

You should also consider carefully the statements contained in other sections of this prospectus and in the documents incorporated by reference herein, which address additional factors that could cause our actual results to differ from those set forth in our forward-looking statements.

You should keep in mind that any forward-looking statement made by us in this prospectus or elsewhere speaks only as of the date on which we make it. We operate in a continually changing business environment and new risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. We do not intend to update or revise the forward-looking statements in this prospectus after the date of this prospectus, except as may be required by law. In light of these risks and uncertainties, you should keep in mind that any forward-looking statement made in this prospectus or elsewhere might not occur.

PRICE RANGE OF AND DIVIDENDS ON COMMON STOCK

Our common stock is traded on the Nasdaq Global Market under the symbol “SMHG.” The following table sets forth the high and low sales prices of our common stock as reported in that market, rounded to the nearest cent, and the cash dividends per share paid thereon for the periods indicated.

Quarter ended	High	Low	Cash Dividend
2006:
March 31	$16.88	$14.89	$0.045
June 30	$16.53	$14.32	$0.045
September 30 (through September 28, 2006)	$15.59	$12.98	$0.045

2005:
March 31	$18.64	$16.37	$0.045
June 30	$18.79	$15.15	$0.045
September 30	$17.51	$14.84	$0.045
December 31	$17.23	$15.37	$0.045

2004:
March 31	$12.75	$10.89	$0.0375
June 30	$15.20	$11.55	$0.0375
September 30	$14.86	$11.20	$0.0375
December 31	$20.25	$12.02	$0.0375

On September 28, 2006, the closing sale price of our common stock on the Nasdaq Global Market was $14.21 per share.

On September 28, 2006, there were approximately 300 record holders of our common stock, and we believe there were approximately 2,100 beneficial owners.

Our declaration and payment of future dividends is subject to the discretion of our board of directors. In exercising this discretion, the board of directors will take into account various factors, including our financial results and condition, general economic and business conditions, our strategic plans, our expansion plans, any contractual, legal, and regulatory restrictions on the payment of dividends, and such other factors as the board considers relevant. Subject to these various factors, we currently expect to continue our policy of paying cash dividends.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of 5,000,000 shares of Common Stock by us in this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $58.3 million.

We intend to use approximately $13 million of the estimated net proceeds to repay in full our SMHG revolving credit facility, including accrued interest. As of June 30, 2006, total borrowings under this credit facility were approximately $13 million with an interest rate of 6.68% and a maturity date of May 2007. We intend to use the remaining estimated net proceeds of approximately $45.3 million for general corporate purposes, including the expansion of our business and working capital needs. Actions that we may take to expand our business include adding additional experienced and productive asset managers and wealth advisors to our asset and wealth management team, expanding the markets of Edelman, expanding our prime brokerage services, increasing our proprietary trading activities, and developing, marketing, and investing in more proprietary funds and participating as a principal in investment banking transactions through Sanders Morris Harris. We also may use a portion of the estimated net proceeds (plus available borrowings under our credit facility if necessary) to finance strategic acquisitions that complement or expand our existing business divisions. We do not currently have any understandings, commitments, or agreements with regard to any such acquisitions.

We will not receive any proceeds from the sale of shares of common stock by the selling shareholders upon any exercise by the underwriters of their over-allotment option.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2006, both on an actual basis and on an as adjusted basis giving effect to the sale by us of 5,000,000 shares of Common Stock in this offering and the application of the estimated net proceeds from this offering as described in “Use of Proceeds.”

	As of June 30, 2006
	Actual	As Adjusted
	(in thousands)
	(unaudited)
Cash and cash equivalents	$10,670	$55,920

Borrowings	15,080	2,080

Shareholders’ equity:
Preferred stock, $0.10 par value; 10,000,000 shares authorized; none issued	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized; 19,897,625 and 24,897,625 shares issued and outstanding, respectively	199	249
Additional paid-in-capital	136,448	194,648
Retained earnings	22,426	22,426
Accumulated other comprehensive income	54	54
Less treasury stock at cost: 739,402 shares	(3,481)	(3,481)

Total shareholders’ equity	155,646	213,896

Total capitalization	$170,726	$215,976

The table above excludes 853,835 shares of common stock issuable upon exercise of outstanding options under our stock incentive plans at a weighted average exercise price of $7.09 per share as of June 30, 2006, of which options for 785,085 shares were then exercisable.

SELECTED FINANCIAL DATA

The following tables present our selected consolidated financial data. You should read the selected consolidated financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes appearing elsewhere in this prospectus. We derived the selected statement of operations data for each of the years ended, and the selected balance sheet data as of, December 31, 2001, 2002, 2003, 2004 and 2005, from our audited consolidated financial statements, some of which are included elsewhere in this prospectus. We derived the selected statement of operations data for the six months ended June 30, 2005 and 2006, and the selected balance sheet data as of June 30, 2006, from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, which are necessary to present fairly our results of operations and financial positions for those periods and as of that date. Our results for the six months ended June 30, 2006, are not necessarily indicative of the results to be expected for any other interim period or for the full year.

	Year Ended December 31,						Six Months Ended June 30,
	2001		2002	2003	2004	2005	2005	2006
							(unaudited)
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues:
Commissions	$24,532		$44,655	$50,714	$52,934	$44,497	$21,436	$30,009
Investment banking	12,146		16,261	24,490	32,352	32,800	14,181	21,991
Investment advisory and related services	6,403		7,507	10,873	19,714	32,045	13,107	17,380
Principal transactions	7,440		9,575	12,994	9,799	9,821	4,071	10,716
Interest and dividends	2,403		1,877	2,546	4,254	4,608	2,320	3,535
Other income	1,727		2,502	2,317	2,479	3,521	1,724	2,983

Total revenues	54,651		82,377	103,934	121,532	127,292	56,839	86,614

Expenses:
Employee compensation and benefits	36,053		51,327	63,382	70,756	75,841	34,210	53,426
Floor brokerage, exchange and clearance fees	3,190		4,255	5,517	5,732	4,726	2,192	3,779
Communications and data processing	3,705		4,427	5,664	7,371	7,771	3,996	4,548
Occupancy	3,794		4,512	5,760	7,066	8,647	4,011	5,550
Interest	—		—	6	37	405	43	1,106
Goodwill impairment charge	2,172		—	—	800	—	—	4,456
Other general and administrative	6,643		8,219	9,672	11,191	15,541	6,304	11,549

Total expenses	55,557		72,740	90,001	102,953	112,931	50,756	84,414

Income (loss) before equity in income of limited partnerships, minority interests and income taxes	(906)		9,637	13,933	18,579	14,361	6,083	2,200
Equity in income of limited partnerships	3,740		2,352	4,305	6,492	8,482	2,402	2,573

Income before minority interests and income taxes	2,834		11,989	18,238	25,071	22,843	8,485	4,773
Minority interests in net (income) loss of consolidated companies	188		(2,986)	(1,028)	(4,176)	(4,859)	(1,625)	(3,022)

Income before income taxes	3,022		9,003	17,210	20,895	17,984	6,860	1,751
Provision for income taxes	(1,956)		(3,604)	(6,794)	(8,481)	(7,310)	(2,802)	(693)

Income from continuing operations	1,066		5,399	10,416	12,414	10,674	4,058	1,058
Loss on disposition of discontinued operations, net of tax	(121)		—	—	—	—	—	—

Net income	$945	(1)	$5,399	$10,416	$12,414	$10,674	$4,058	$1,058

Earnings per share:
Basic	$0.06	(1)	$0.32	$0.61	$0.70	$0.57	$0.22	$0.06

Diluted	$0.06	(1)	$0.32	$0.59	$0.68	$0.55	$0.21	$0.05

Weighted average common shares outstanding and committed:
Basic	15,828,654		16,621,698	17,095,626	17,698,661	18,659,527	18,455,976	19,054,114

Diluted	15,958,879		16,918,432	17,622,443	18,302,315	19,253,400	19,086,352	19,531,875

(1)	Adjusted net income in 2001 was $3,117 and adjusted earnings per share were $0.20. This represents previously reported net income and earnings per share, adjusted for the exclusion of goodwill amortization. Beginning in 2002, new accounting standards eliminated the amortization of goodwill.

	Year Ended December 31,					Six Months Ended June 30,
	2001	2002	2003	2004	2005	2006
						(unaudited)
Statement of Shareholders’ Equity Data:
Cash dividends per share	$—	$0.10	$0.06	$0.15	$0.17	$0.09

	As of December 31,					As of June 30, 2006
	2001	2002	2003	2004	2005
						(unaudited)
Balance Sheet Data (in thousands):
Cash and cash equivalents	$30,410	$34,890	$32,590	$21,678	$14,612	$10,670
Securities	13,844	20,059	35,478	59,929	75,541	203,817
Total assets	105,309	117,323	138,653	171,849	204,928	330,360
Borrowings	—	—	—	—	10,706	15,080
Securities sold, not yet purchased	122	93	255	6,349	8,168	96,548
Total liabilities	8,975	15,591	19,294	27,835	42,462	165,803
Minority interests	51	421	4,506	5,230	7,781	8,911
Shareholders’ equity	96,283	101,311	114,853	138,784	154,685	155,646

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion of our results of operations and financial condition below may contain forward-looking statements. These statements, which reflect management’s beliefs and expectations, are subject to risks and uncertainties that may cause actual results to differ materially. For a discussion of the risks and uncertainties that may affect our future results, please see “Risk Factors,” “Forward-Looking Statements,” and other sections throughout this prospectus.

Overview

We are a holding company that, through our subsidiaries and affiliates, provides asset and wealth management, investment banking, and institutional services to a large and diversified group of clients and customers, including individuals, corporations, and institutions. A summary of these services follows:

•	Asset and Wealth Management provides investment advisory, wealth and investment management, financial planning, and trust services to high net worth and mass affluent individuals and institutions.

•	Investment Banking includes public offerings and private placements of equity and debt securities, financial advisory services, including advice on mergers, acquisitions and divestitures, and merchant banking services.

•	Institutional Services provides institutional equity and fixed income brokerage, institutional research, prime brokerage, and proprietary trading to a broad array of institutions throughout North America, Europe, and Asia, including banks, retirement funds, mutual funds, endowments, investment advisors, and insurance companies.

We have expanded both the range and depth of services offered to our clients through a combination of acquisitions and internal expansion. This growth has necessitated that we add additional personnel, as well as production-related incentive compensation plans. We have also improved and expanded our infrastructure including facilities, technology, and information services, to enable us to better compete with other firms that offer services similar to ours.

Our financial services business is affected by general economic conditions. Our revenues relating to asset-based advisory services and managed accounts are typically from fees based on the market value of assets under management or advisement. The growth in assets under our management resulted in higher management fees for us. While growth in assets under management has resulted in higher management fees for us, the instability in the overall stock market, lower trading volume, and reduced commission rates have had a negative impact on our commission revenues.

We closely monitor our operating environment to enable us to respond promptly to market cycles. In addition, we seek to lessen earnings volatility by controlling expenses, increasing fee-based business, and developing new sources of revenues. Nonetheless, operating results of any specific period should not be considered representative of future performance.

Beginning in the first quarter of 2006, our retail brokerage business is included in Asset and Wealth Management, and our prime brokerage business is included in Institutional Services.

Components of Revenues and Expenses

Revenues.  Our revenues are comprised primarily of: (1) commission revenues from retail, prime and institutional brokerage transactions, (2) fees from asset-based advisory services, asset management, financial planning, and fiduciary services (3) principal transactions, and (4) investment banking revenues from corporate finance fees, merger and acquisition fees, and merchant banking fees. We also earn interest on cash held and dividends received from the equity and fixed income securities held in our corporate capital accounts and have realized and unrealized gains (or losses) on securities in our inventory account.

Expenses.  Our expenses consist of (1) compensation and benefits, (2) floor brokerage and clearing costs, and (3) other expenses. Compensation and benefits have both a variable component based on revenue production, and a fixed component. The variable component includes institutional and retail sales commissions, bonuses, overrides, and other incentives. Retail and institutional commissions are based on competitive commission schedules. Employees of the investment banking group and the research group receive a salary and discretionary bonuses as compensation. The fixed component includes administrative and executive salaries, payroll taxes, employee benefits, and temporary employee costs. Compensation and benefits is our largest expense item and includes wages, salaries, and benefits.

Floor brokerage, exchange, and clearance expenses include clearing and trade execution costs associated with the retail, prime, and institutional brokerage business at Sanders Morris Harris. Sanders Morris Harris clears its transactions primarily through several clearing firms, including Pershing LLC, a member of BNY Securities Group and a subsidiary of The Bank of New York, Goldman Sachs Execution & Clearing, L.P., ADP Clearing & Outsourcing, Inc., and First Clearing Corporation.

Other expenses include (1) occupancy and equipment expenses, such as rent and utility charges for facilities, and (2) communications and data processing expenses, such as third-party systems, data, and software providers.

Results of Operations

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005

Total revenues were $86.6 million in the first six months of 2006 compared to $56.8 million for the same period in 2005, an increase of $29.8 million, or 52%, reflecting the acquisition of Edelman in May 2005 and growth in the investment banking and proprietary trading operations. Total expenses for the first half of 2006 increased $33.6 million, or 66%, to $84.4 million from $50.8 million in the same period of the previous year. The Company recorded a goodwill impairment charge in the amount of $4.5 million during 2006 associated with its Charlotte Capital division. Income attributable to minority interests increased to $3.0 million from $1.6 million during the first half of 2005, primarily due to the acquisition of Edelman in May 2005. Net income for the six-month period ended June 30, 2006, declined $3.0 million, or 74%, to $1.1 million from $4.1 million in the same period in 2005. Basic earnings per share was $0.06 for the six months ended June 30, 2006 compared to $0.22 for the same period in 2005. Diluted earnings per share was $0.05 for the six months ended June 30, 2006, compared to $0.21 for the same period in 2005.

Commissions revenue increased to $30.0 million in the first six months of 2006 from $21.4 million for the same period in 2005, primarily as a result of the Edelman acquisition. Investment banking revenue increased to $22.0 million during the first six months of 2006 from $14.2 million in the same period of 2005, principally due to an increase in private placement and advisory fees. Revenues from investment advisory and related services fees increased to $17.4 million in the first six months of 2006 from $13.1 million in the same period of 2005 primarily due to the acquisition of Edelman during the first six months of 2005. Principal transactions revenue totaled $10.7 million for the first six months of 2006 versus $4.1 million in the first six months of 2005 reflecting growth in our proprietary trading operations and the expansion of our institutional fixed income operations in New York City. Interest and dividend income increased to $3.5 million in the first six months of 2006 from $2.3 million in the same period last year, due to higher margin interest reflecting an increase in margin balances. Other income increased from $1.7 million during the first six months of 2005 to $3.0 million during the same period in 2006 due to an increase in fees earned on the Company’s cash balance and customer credit balances at its clearing firms resulting from higher deposit balances.

During the six months ended June 30, 2006, employee compensation and benefits increased to $53.4 million from $34.2 million in the same period last year due to more employees and higher revenues during 2006. Floor brokerage, exchange and clearance fees increased to $3.8 million in the first six months of 2006 from $2.2 million in the same period of 2005 reflecting higher clearing and execution costs resulting from the increased trading volume. Communication and data processing costs increased to $4.5 million in 2006 from $4.0 million in the same period last year resulting primarily from increased personnel and additional offices. Occupancy costs totaled $5.6 million during the first six months of 2006, compared to $4.0 million in the prior year quarter due to expansion of our New York City offices and the addition of Edelman. Interest expense totaled $1.1 million during the first half of 2006 compared to $43,000 during the same period in 2005 due to the addition of three credit facilities during 2005. The Company recorded a goodwill impairment charge in the amount of $4.5 million during 2006 associated with its Charlotte Capital division. Other general and administrative expenses increased to $11.5 million during the first six months of 2006 from $6.3 million in the first six months of last year mainly due to our growth.

Our effective tax rate was 40% for the six months ended June 30, 2006 compared to 41% for the six months ended June 30, 2005.

Results by Segment

Asset and Wealth Management

Asset Management

	Six Months Ended June 30,
	2005	2006
	(in thousands)
Revenues	$17,194	$29,220

Income before income taxes	$4,977	$6,584

Revenues from asset management increased to $29.2 million from $17.2 million, and income before taxes increased to $6.6 million from $5.0 million. Commission revenues increased to $7.8 million from $2.3 million, while investment management and related service fees increased to $16.7 million from $12.5 million. Other income increased from $502,000 during 2005 to $1.9 million in 2006, primarily due to an increase in insurance commissions. The revenue growth is primarily due to the acquisition of Edelman in May 2005. Total expenses rose to $21.7 million from $12.8 million due to the higher revenues. Minority interests in net income of consolidated companies reflect the portion of net income attributable to minority interest ownership of entities included in this segment’s consolidated financial statements. Income attributable to minority interests, which reduces SMHG’s pretax income, increased to $3.0 million in 2006 from $1.6 million in 2005, principally due to increased income from the Company’s ownership of 51% of Edelman. While revenues increased by $12.0 million, or 70%, income before income taxes increased by $1.6 million, or 32%, mainly due to an increase in the percentage of revenues derived from entities that are not wholly owned by SMHG and for which minority interest charges are recorded.

Retail Brokerage

	Six Months Ended June 30,
	2005	2006
	(in thousands)
Revenues	$8,029	$9,903

(Loss) income before income taxes	$791	$(955)

Revenues from retail brokerage increased to $9.9 million from $8.0 million, and income before income taxes declined to a loss of $955,000 from income of $791,000. Commission revenues increased to $5.5 million from $4.4 million due primarily to two new offices. Sales credits from investment banking transactions increased to $2.2 million from $1.7 million due to an increase in fees earned from the Company’s participation in syndicate transactions. Total expenses increased to $10.9 million from $7.2 million in 2005 primarily due to costs associated with the opening of two new retail offices, and to an increase in legal expenses related to arbitration claims against the Company.

Institutional Services

Institutional Brokerage

	Six Months Ended June 30,
	2005	2006
	(in thousands)
Revenues	$12,857	$13,563

(Loss) income before income taxes	$1,639	$(1,379)

Revenues from institutional brokerage increased to $13.6 million from $12.9 million, and income before taxes declined to a loss of $1.4 million from income of $1.6 million. Commission revenue increased to $8.3 million from $8.0 million, while revenues from principal transactions increased to $2.5 million from $1.5 million. Both the increase in commissions and principal transactions are due to the expansion of our institutional fixed income operations in New York City during the first six months of 2006. Sales credits from investment banking transactions declined to $2.1 million from $3.2 million due to a reduction in fees earned from syndicate transactions. Total expenses increased to $16.9 million from $12.6 million in 2005 primarily due to the expansion of our institutional fixed income operations.

Prime Brokerage

	Six Months Ended June 30,
	2005	2006
	(in thousands)
Revenues	$8,877	$16,168

Income before income taxes	$998	$1,120

Revenues from prime brokerage increased to $16.2 million from $8.9 million, and income before taxes increased to $1.1 million from $998,000. Commission revenue increased to $8.3 million from $6.7 million, while principal transaction revenue increased to $6.6 million from $1.6 million, reflecting growth in proprietary trading activities. Interest income increased from $457,000 to $1.1 million reflecting higher earnings from the financing of the proprietary trading accounts. Total expenses increased to $15.0 million during the first six months of 2006 from $7.9 million during the first six months of 2005 reflecting increased compensation and other costs related to proprietary trading activities. Compensation and other costs when measured as a percentage of proprietary trading revenues are typically higher than costs associated with other revenue sources.

Investment Banking

	Six Months Ended June 30,
	2005	2006
	(in thousands)
Revenues	$7,949	$15,340

Income before income taxes	$2,616	$5,547

Revenues from investment banking increased to $15.3 million from $7.9 million, and income before taxes increased to $5.5 million from $2.6 million. The revenue increase is primarily due to increased revenues from private placement transactions and advisory fees during 2006. Total expenses increased to $9.8 million from $5.3 million in 2005 due to higher compensation costs related to the higher revenues and to higher occupancy costs caused by the division’s relocation to larger offices in the New York area.

Corporate and Other

	Six Months Ended June 30,
	2005	2006
	(in thousands)
Revenues	$1,933	$2,420

Loss before income taxes	$(4,161)	$(9,166)

Revenues from corporate and other increased to $2.4 million from $1.9 million, and the loss before income taxes increased to $9.2 million from $4.2 million. The revenue increase is due primarily to realized and unrealized gains in our merchant banking portfolio. The Company recorded a goodwill impairment charge in the amount of $4.5 million during 2006 related to its Charlotte Capital division.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

The May 10, 2005, acquisition of a 51% interest in Edelman is reflected in our operating results from the date of the transaction. The April 1, 2004, acquisition of a 69% interest in Charlotte Capital is reflected in our operating results for all of 2005, and for 2004, from the date of the transaction.

Total revenues increased to $127.3 million in 2005 from $121.5 million in 2004 primarily due to an increase in investment advisory and related services from our asset management business. This increase in revenues was mainly the result of revenues attributable to Edelman from the date of its acquisition in May 2005. Total expenses increased to $112.9 million in 2005 from $103.0 million in 2004, primarily due to additional personnel. Equity in income of limited partnerships increased to $8.5 million in 2005 from $6.5 million in 2004, principally due to increases in the values of securities held in the investment portfolios of the limited partnerships managed by us. Net income declined to $10.7 million, or $0.55 per diluted share, in 2005 compared to $12.4 million, or $0.68 per diluted share, in 2004.

Commission revenues decreased to $44.5 million in 2005 from $52.9 million in 2004 primarily due to lower trading volume and reduced commission rates in our retail, prime, and institutional divisions. Investment banking revenues increased to $32.8 million in 2005 from $32.4 million in 2004. Other income increased from $2.5 million in 2004 to $3.5 million in 2005, due to an increase in fees earned on our cash balance and customer credit balances at our clearing firms resulting from higher deposit balances.

The increase in employee compensation and benefits to $75.8 million in 2005 from $70.8 million in 2004 reflects additional personnel in both sales related and overhead positions throughout our organization, as well as the acquisition of Edelman in 2005. Floor brokerage, exchange and clearance fees declined to $4.7 million in 2005 from $5.7 million in 2004 due to reduced trading volumes in the retail, prime, and institutional divisions. Occupancy expense increased to $8.6 million in 2005 from $7.1 million in 2004 due to higher rental and depreciation costs associated with additional office facilities, furniture, and equipment necessary for our growth. Other general and administrative expenses increased to $15.5 million in 2005 from $11.2 million in 2004, largely due to additional overhead costs related to our expansion.

Our effective tax rate was 40.6% in 2005 and in 2004. The effective tax rate exceeds the federal statutory income tax rate primarily as a result of state income taxes.

Results by Segment

Retail Brokerage

	Year Ended December 31,
	2004	2005
	(in thousands)
Revenues	$17,463	$16,144

Income before income taxes	$1,359	$1,102

Revenues from retail brokerage decreased to $16.1 million from $17.5 million, and income before income taxes declined to $1.1 million from $1.4 million. Commission revenues declined to $8.8 million from $10.0 million reflecting reduced trading volume during 2005. Compensation expense decreased to $11.4 million from $12.8 million due to the decline in revenues that reduced commissions paid.

Institutional Brokerage

	Year Ended December 31,
	2004	2005
	(in thousands)
Revenues	$30,760	$26,501

Income before income taxes	$5,243	$3,552

Revenues from institutional brokerage declined to $26.5 million from $30.8 million, and income before taxes declined to $3.6 million from $5.2 million. Commission revenues declined to $15.8 million from $19.8 million due to a slowdown in institutional commission transactions and a decline in commission rates charged to clients.

Asset Management

	Year Ended December 31,
	2004	2005
	(in thousands)
Revenues	$31,352	$41,980

Income before income taxes	$12,770	$12,653

Revenues from asset management increased to $42.0 million from $31.4 million, and income before taxes declined to $12.7 million from $12.8 million. Investment advisory and related services increased to $31.0 million from $18.5 million. Growth in assets under management or advisement at Salient and SMH Capital Advisors as well as the acquisition of Edelman in 2005 contributed to the increase in revenues from advisory fees. Compensation expense rose to $22.0 million from $13.2 million due to the higher revenues. The change in value of our investments in limited partnerships resulted in a gain of $7.2 million in 2005, compared to $5.6 million in 2004. Minority interests in net income of consolidated companies reflect the portion of net income attributable to minority interest ownership of entities included in our consolidated financial statements. Income attributable to minority interests, which reduces our pretax income, increased to $4.9 million in 2005 from $4.2 million in 2004, principally due to increased income from one of the limited partnerships, of which minority interests own 50%.

Prime Brokerage

	Year Ended December 31,
	2004	2005
	(in thousands)
Revenues	$20,363	$19,613

Income before income taxes	$3,087	$1,956

Revenues from prime brokerage declined to $19.6 million from $20.4 million, and income before taxes decreased to $2.0 million from $3.1 million. Commission revenues decreased to $14.3 million from $16.7 million reflecting an overall reduction in commission rates due to a decline in assets under management at our largest hedge fund client. Revenues from principal transactions, primarily gains on trades made by the independent professional traders, increased to $4.2 million from $2.4 million reflecting higher trading activity during 2005. Compensation expense decreased to $8.6 million from $9.7 million due to reduced personnel.

Investment Banking

	Year Ended December 31,
	2004	2005
	(in thousands)
Revenues	$16,536	$18,509

Income before income taxes	$7,254	$6,502

Revenues from investment banking increased to $18.5 million from $16.5 million, and income before taxes decreased to $6.5 million from $7.3 million. The revenues increase is primarily due to increased revenues from private placement transactions and public offerings during 2005. Total expense increased to $12.0 million in 2005 from $9.3 million in 2004, principally due to additional compensation and other costs associated with the revenues increase.

Corporate and Other

	Year Ended December 31,
	2004	2005
	(in thousands)
Revenues	$5,058	$4,545

Loss before income taxes	$(8,818)	$(7,781)

Revenues from corporate and other decreased to $4.5 million from $5.1 million, and the loss before taxes declined to $7.8 million from $8.8 million. Revenues from principal transactions, which consist principally of changes in the values of our investment portfolios, decreased to $1.0 million in 2005, compared to $1.6 million in 2004. Compensation expense decreased to $7.2 million from $8.1 million. In addition, goodwill impairment charges totaling $800,000 related to our consolidation of Brava Therapeutics were recorded during 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

The April 1, 2004 acquisition of a 69% interest in Charlotte Capital is reflected in our operating results for 2004 from the date of the transaction. The May 2, 2003 acquisition of a 50% ownership interest in the Salient companies and a 23.15% profits interest in the advisor to The Endowment Fund, along with our contribution of a 50% ownership interest in Salient Trust to the former owners of Salient, are reflected in our operating results for 2003 from the date of the transaction.

Total revenues increased to $121.5 million in 2004 from $103.9 million in 2003 due to increases in commission revenues from retail brokerage services, fees earned from investment banking transactions, and investment advisory and related service revenues from our asset management business. These revenues increases were partially the result of a favorable operating environment, driven by an improving economy and stock market as well as the revenues attributable to Charlotte Capital from the date of its acquisition in April 2004. Additionally, our ability to raise capital to facilitate banking transactions, increase assets under management, and manage investment portfolios have resulted in higher revenues in 2004. Total expenses increased to $103.0 million in 2004 from $90.0 million in 2003, primarily due to additional personnel and the variable and incentive components of our compensation expense related to the additional revenues. Equity in income of limited partnerships increased to $6.5 million in 2004 from $4.3 million in 2003, principally due to increases in the values of securities held in the investment portfolios of the limited partnerships managed by us. Net income increased to $12.4 million, or $0.68 per diluted share in 2004, compared to $10.4 million, or $0.59 per diluted share in 2003.

Commission revenues increased to $52.9 million in 2004 from $50.7 million in 2003 primarily due to additional trading volume and the addition of several new retail brokers in our retail brokerage division. Investment banking revenues increased to $32.4 million in 2004 from $24.5 million in 2003, principally due to an increase in underwriting and management fees derived from public offerings, as well as increases in fees from private placements, both of which were mainly attributable to the improving equity market in 2004. Our principal sources of investment banking revenues are the energy, life sciences, and retail industries.

The increase in employee compensation and benefits to $70.8 million in 2004 from $63.4 million 2003 reflects additional personnel and the higher commission and incentive compensation paid to employees who were responsible for the higher revenues. The increase in revenues is also responsible for higher communications, clearing, and execution costs during 2004.

The effective tax rate was 40.6% in 2004 and 39.5% in 2003. The effective tax rate exceeds the federal statutory income tax rate primarily as a result of state income taxes.

Results by Segment

Retail Brokerage

	Year Ended December 31,
	2003	2004
	(in thousands)
Revenues	$13,075	$17,463

Income before income taxes	$723	$1,359

Revenues from retail brokerage increased to $17.5 million from $13.1 million, and income before income taxes increased to $1.4 million from $723,000. Commission revenues increased to $10.0 million from $6.3 million reflecting increased trading volume due to the additions of several new retail brokers. Sales credits from investment banking transactions increased to $3.6 million from $3.3 million due to an increase in fees earned from our participation in private placement transactions and public offerings. Compensation expense increased to $12.8 million from $9.9 million due to the revenue increase.

Institutional Brokerage

	Year Ended December 31,
	2003	2004
	(in thousands)
Revenues	$31,125	$30,760

Income before income taxes	$5,371	$5,243

Revenues from institutional brokerage declined to $30.8 million from $31.1 million, and income before taxes declined to $5.2 million from $5.4 million. Commission revenues declined to $19.8 million from $21.2 million due to a slowdown in institutional commission transactions and a decline in commission rates. Sales credits from investment banking transactions increased to $7.3 million from $4.9 million, due to an increase in fees earned from our participation in underwriting syndicates. Total expenses declined from $25.8 million in 2003 to $25.5 million during 2004 primarily due to reduced trade execution costs resulting from the slowdown in commission transactions.

Asset Management

	Year Ended December 31,
	2003	2004
	(in thousands)
Revenues	$19,926	$31,352

Income before income taxes	$10,150	$12,770

Revenues from asset management increased to $31.4 million from $19.9 million, and income before taxes increased to $12.8 million from $10.2 million. Investment advisory and related services revenues increased to $18.5 million from $10.0 million. The acquisition of Salient in May 2003, and growth in assets under management or advisement at Salient and SMH Capital Advisors have contributed to the increase in revenues from advisory fees. Compensation expense rose to $13.2 million from $8.6 million due to the higher revenues. The change in value of our investments in limited partnerships resulted in a gain of $5.6 million in 2004, compared to $4.5 million in 2003. Minority interests in net income of consolidated companies reflect the portion of net income attributable to minority interest ownership of entities included in our consolidated financial statements. Income attributable to minority interests, which reduces our pretax income, increased to $4.2 million in 2004 from $1.0 million in 2003, principally due to increased income from one of the limited partnerships, of which minority interests own 50%.

Prime Brokerage

	Year Ended December 31,
	2003	2004
	(in thousands)
Revenues	$23,009	$20,363

Income before income taxes	$4,051	$3,087

Revenues from prime brokerage declined to $20.4 million from $23.0 million, and income before taxes decreased to $3.1 million from $4.1 million. Commission revenues decreased to $16.7 million from $18.8 million reflecting reduced trading volume from one of our large clients who incurred substantial withdrawals, as well as overall reduction in commission rates. Revenues from principal transactions decreased to $2.4 million from $3.2 million due to reduced trading volume from fixed income products. Compensation expense decreased to $9.7 million from $11.2 million due to lower revenues.

Investment Banking

	Year Ended December 31,
	2003	2004
	(in thousands)
Revenues	$12,326	$16,536

Income before income taxes	$5,403	$7,254

Revenues from investment banking increased to $16.5 million from $12.3 million, and income before taxes increased to $7.3 million from $5.4 million. The revenues increase is primarily due to increased revenues from private placement transactions and public offerings during 2004. Total expense increased to $9.3 million in 2004 from $6.9 million in 2003, principally due to additional compensation and other costs associated with the revenues increase.

Corporate and Other

	Year Ended December 31,
	2003	2004
	(in thousands)
Revenues	$4,473	$5,058

Loss before income taxes	$(8,488)	$(8,818)

Revenues from corporate and other increased to $5.1 million from $4.5 million, and the loss before taxes increased to $8.8 million from $8.5 million. Revenues from principal transactions, which consist principally of changes in the values of our investment portfolios, decreased to $1.6 million in 2004, from $2.8 million in 2003. Compensation expense increased to $8.1 million from $7.8 million. In addition, goodwill impairment charges totaling $800,000 related to our consolidation of Brava Therapeutics were recorded during 2004.

Liquidity and Capital Resources

Our funding needs consist of (1) funds necessary to maintain current operations, (2) capital expenditure requirements, (3) debt repayment, and (4) funds used for acquisitions. We intend to satisfy a large portion of our funding needs with our own capital resources, consisting largely of internally generated earnings and liquid assets we currently hold.

At June 30, 2006, we had approximately $10.7 million in cash and cash equivalents, which together with receivables from broker-dealers, deposits with clearing brokers, marketable securities owned, and securities available for sale represented approximately 52% of our total assets at the end of the second quarter.

We had three credit facilities in effect at June 30, 2006. In May 2005, we entered into a $15.0 million revolving credit facility. In May 2006, we increased the amount available for borrowing under this credit facility to $18.0 million and extended its maturity date to May 2007. The outstanding balance on this revolving facility was $13.0 million at June 30, 2006. In December 2005, Salient entered into a $2.5 million revolving credit facility that will expire in December 2007. The outstanding balance on the Salient line of credit was $580,000 at June 30, 2006. In December 2005, Edelman entered into a $1.5 million construction loan agreement for the purpose of building out Edelman’s new office facilities. Payments of interest only will be made monthly during 2006. Payments of principal and interest will be made monthly beginning January 2007 and continuing through December 2013. At June 30, 2006, the outstanding balance on the Edelman loan agreement was $1.5 million.

For the six months ended June 30, 2006, net cash used in operations totaled $1.9 million versus net cash provided by operations of $422,000 during the first six months of 2005. Accounts payable and accrued liabilities decreased by $2.5 million during the six months ended June 30, 2006, principally due to the payment of accrued compensation during the first quarter of 2006.

Securities owned, net of equity in limited partnerships of $2.6 million, increased by $125.8 million during the first six months of 2006, while securities sold, not yet purchased increased by $88.4 million and payables to clearing brokers increased by $32.8 million. The increases in securities owned, securities sold, not yet purchased and payable to clearing broker-dealers is primarily due to the trading portfolios of our institutional fixed income division, which began operations during January 2006, and our proprietary trading operations. Our fixed income operations and our proprietary trading operations carry both long and short fixed income and equity securities. These trading operations generally seek to generate profits based on trading spreads, rather than through speculation on the direction of the market. We employ hedging strategies designed to insulate the net value of our trading inventories from fluctuations in the general level of interest rates and equity price variances. We finance a portion of our trading positions through our clearing broker-dealers. In July 2006, we decided to close most of our institutional fixed income operations based in New York City and have liquidated the trading portfolio carried by this division, which represented marketable securities owned of $114.1 million and securities sold, not yet purchased of $84.9 million at June 30, 2006.

Capital expenditures for the first six months of 2006 were $3.5 million, mainly for the purchase of furniture, computer equipment and software, as well as for leasehold improvements, necessary for our growth.

At June 30, 2006, Sanders Morris Harris, our registered broker-dealer subsidiary, was in compliance with the net capital requirements of the Securities and Exchange Commission’s Uniform Net Capital Rules and had capital in excess of the required minimum. Salient Trust was in compliance with the Texas Department of Banking net capital requirement and had capital in excess of the required minimum.

We are a party to various legal proceedings that are of an ordinary or routine nature incidental to our operations. We believe we have adequately reserved for such litigation matters and that they will not have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

Critical Accounting Policies/Estimates

Valuation of Not Readily Marketable Securities.  Securities not readily marketable include investment securities (1) for which there is no market on a securities exchange or no independent publicly quoted market, (2) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (3) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to us. Securities not readily marketable consist primarily of investments in private companies, limited partnerships, equities, options, and warrants.

Generally, investments in shares of public companies are valued at a discount of up to 30% to the closing market price on the balance sheet date if the shares are not readily marketable. Investments in unregistered shares of public companies are valued at a 30% discount from the most recent sales price of registered shares, except in cases where the securities may be sold pursuant to a currently effective registration statement or an exemption from registration and there exists sufficient trading volume in the securities, in which case the market price is used. The discounts reflect liquidity risk and contractual or statutory restrictions on transfer. Preferred stock of a public company is carried at its liquidation preference. Investments in private companies are valued at the purchase price until there exists a basis for revaluation. Revaluation may result from a subsequent public offering or private placement, an event that has occurred indicating valuation increase or impairment, or other pertinent factors and events. Investments in limited partnerships are accounted for using the equity method, which approximates fair value.

Investments in not readily marketable securities, marketable securities with insufficient trading volumes and restricted securities have been valued at their estimated fair value by us in the absence of readily ascertainable market values. These estimated values may differ significantly from the values that would have been used had a readily available market existed for these investments. Such differences could be material to the financial statements. At June 30, 2006 and December 31, 2005 and 2004, our investment portfolios included investments totaling $45.5 million, $43.0 million and $37.2 million, respectively, whose values had been estimated by us in the absence of readily ascertainable market values.

Goodwill.  In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 became effective for us on January 1, 2002. Goodwill is no longer amortized under SFAS No. 142 but is tested for impairment using a fair value approach.

SFAS No. 142 requires us to perform goodwill impairment tests on at least an annual basis. We use several methods to value our reporting units, including discounted cash flows, comparisons with valuations of public companies in the same industry, and industry guidelines for the valuation of private companies in a similar business. As of April 30, 2006, the date of our annual evaluation, we determined that the fair values of the reporting units exceeded their carrying values; therefore goodwill at that date did not appear to be impaired. However, Charlotte Capital had a reduction in assets under management from $429 million at the end of 2004 to approximately $173 million at June 30, 2006. As a result, we determined that it was necessary to take a goodwill impairment charge in the amount of $4.5 million at June 30, 2006. There can be no assurance that future goodwill impairment tests will not result in additional charges to earnings.

Stock-Based Compensation.  We adopted the provisions of SFAS No. 123R, Share-Based Payment (Revised 2004), on January 1, 2006. Among other things, SFAS 123R eliminates the ability to account for stock-based compensation using Accounting Principles Board Opinion No. 25 and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the date of the grant. SFAS 123R became effective for us on January 1, 2006. Based on the stock-based compensation awards outstanding as of December 31, 2005, for which the requisite service was not fully rendered by January 1, 2006, we recognized additional pre-tax compensation cost of $34,000 in the first six months of 2006. Approximately $93,000 remains to be recognized over 1.20 weighted average years. Future levels of compensation cost recognized related to stock-based compensation awards (including the aforementioned expected costs during the period of adoption) may be impacted by new awards and/or modifications, and repurchases and cancellations of existing awards before and after the adoption of this standard.

Effects of Inflation

Historically, inflation has not had a material effect on our consolidated financial position, results of operations or cash flows; however, the rate of inflation can be expected to affect our expenses, such as employee compensation, occupancy, and equipment. Increases in these expenses may not be readily recoverable in the prices that we charge for our services. Inflation can have significant effects on interest rates that in turn can affect prices and activities in the financial services market. These fluctuations could have an adverse impact on our financial services operations.

BUSINESS

Overview

We are a holding company that, through our subsidiaries and affiliates, provides asset and wealth management, investment banking, and institutional services. Our company as it exists today results largely from the merger in January 2000 of Sanders Morris Mundy Inc., a Houston-based full-service regional investment bank, and Harris, Webb & Garrison, Inc., a Houston-based investment management firm. Since the merger, we have grown significantly, both organically and through strategic acquisitions. From January 2000 through June 30, 2006, we have:

•	grown our assets under management or advisement from approximately $3.2 billion to $11.2 billion;

•	increased our asset and wealth management business from 56 to 300 employees and our investment banking business from 17 to 56 employees;

•	expanded our client base by increasing the number of our client accounts from 21,000 to 53,000;

•	expanded our geographic presence by growing from 11 offices in six states to 49 offices in 21 states; and

•	broadened our product offerings and distribution networks.

We were founded on the belief that a financial services company should be not only a counselor to its clients but also a partner. We and members of our executive management often invest in our products on the same basis as our clients, which we refer to as a “wealth partnership”. We believe that becoming wealth partners with our clients demonstrates our confidence in the investment opportunities that we recommend and differentiates us from our competitors. Consistent with this belief, we analyze every potential product that we offer to our clients as if we are investing in it ourselves, which we believe results in higher quality investments. Our wealth partnerships that we form with our clients not only help expand our client base but also help increase revenues from our existing clients by solidifying long-term relationships built upon high quality products and services.

As a result of our focus on creating wealth partnerships with our clients, our executive officers are directly and extensively involved in building client relationships and marketing our products and services. We focus on creating lasting relationships with our private, corporate, and institutional clients by providing a range of services throughout their financial life cycle, combining the personalized service and senior level attention of a smaller firm with the capabilities of a larger firm.

Our three business lines enhance each other’s results by enabling our broad range of complementary products and services to be shared among different client groups. For example, our individual and institutional clients benefit from securities offerings developed by our investment bankers, and our equity research designed for our institutional clients can be accessed to benefit our individual and investment banking clients. Similarly, we provide our asset and wealth management products and services to executives of our investment banking clients.

We believe that we have achieved strong brand recognition and a sound reputation in the southwestern U.S. Our presence in Houston has helped us benefit from robust energy prices and a resulting increase in energy transactions. Additionally, our acquisitions have enabled us to add well-regarded asset managers and wealth advisors to our platform in other regions of the country. In all, we have 49 offices in 21 states. These factors have strengthened our brand recognition and reputation and have enabled us to attract new clients, not only in the Southwest but, increasingly, in other regions of the country.

We believe that our strategies have been successful. Our assets under management or advisement have grown from approximately $3.2 billion at December 31, 2000, to $11.2 billion at June 30, 2006, representing a compound annual growth rate of 25.6%. Our revenues have grown from $43.9 million in 2000 to $127.3 million in 2005, representing a compound annual growth rate of 23.7%. Our profitability has improved from a net loss of $9.6 million in 2000 to net income of $10.7 million in 2005. Our revenues have grown from $56.8 million in the first six months of 2005 to $86.6 million for the same period in 2006 or by 52%. During the same period, our profitability has declined from $4.1 million to $1.1 million, mainly as a result of a $4.5 million goodwill impairment charge associated with Charlotte Capital, one of our asset and wealth management subsidiaries.

We believe that these operating results validate our operating strategies. Further, we believe we now have in place the people, infrastructure, and brand recognition at each of our businesses, which, combined with the proceeds of this offering, will enable us to leverage our operating platform to further increase our profitability and market share.

Industry Trends

We believe that we are well positioned to capitalize on a number of trends in the financial services industry, including:

•	Consolidation in the Financial Services Sector. Consolidation by firms in the financial services sector in an effort to broaden their business platforms and gain economies of scale has resulted in very large financial institutions offering a full range of services, including asset management, investment banking, commercial banking, and insurance. According to SNL Financial, in the last five years more than 800 mergers and other consolidation transactions involving securities and investment companies, broker-dealers, and asset managers have been completed in the U.S., and we believe that this trend will continue. This ongoing consolidation has:

•	resulted in a reduced number of regional full-service financial services firms, making it more difficult for small and mid-sized companies seeking to access the capital markets to obtain the services of major underwriting firms;

•	resulted in the larger firms limiting their research coverage to primarily large capitalization companies, which has created an opportunity for smaller firms to provide value to institutional clients who seek research on small and mid-capitalization companies;

•	led to the divestiture of non-core assets and businesses by industry consolidators, creating a variety of acquisition opportunities;

•	resulted in the availability of highly qualified financial advisors who seek a smaller, more flexible, and more entrepreneurial atmosphere with fewer internal conflicts of interest; and

•	given rise to the re-emergence of middle market focused regional investment banking firms in the last five years that focus on the under-served small and mid-capitalization companies.

•	Demographics. According to Forrester Research, as of June 2005, 30 million households – a full one-third of the U.S. adult population – are mass affluent. This group controlled $12 trillion, or 39%, of U.S. retail assets as of June 2005. Over the next 15 years the so-called baby boomer group of the U.S. population, the majority of which are currently in their forties and early fifties and represent more than 40 million individuals in 20 million households, will enter their mid-to-late fifties and sixties. As baby boomers enter the 55-to-59 age range – the peak years for wealth accumulation – the number of mass affluent households will grow to more than 35 million in 2020, a 5.4 million-household increase that represents $2.3 trillion in additional assets. The Capgemini Group, a leading provider of consulting, technology and outsourcing services, reports that the high net worth population in the U.S. increased 9.9% from approximately 2.3 million individuals in 2003 to approximately 2.5 million individuals in 2004 and forecasts that the assets held by the high net worth population in the U.S. and Canada will grow at an annual compound rate of 8.4% through 2009, adding approximately $4.6 trillion in additional assets.

•	Acceptance of Alternative Investments. Many institutional investors and high net worth and mass affluent individuals are increasing their allocations in alternative investments to diversify risk while maintaining high targeted absolute returns. Growing acceptance of these strategies fuels the market for products such as the hedge funds that use a prime brokerage platform. According to International Financial Services, London, at December 31, 2005, the managers of approximately 4,590 hedge funds with total assets of approximately $610 billion were located in the U.S. Growth of worldwide hedge fund assets was up 13% from 2004 and nearly twice the total from 2002.

•	Demand for Unbiased Solutions. We believe that investors, particularly individuals, are increasingly demanding unbiased advice from the financial services industry. Not only are they demanding “open architecture” recommendations that result in the best overall investment alternatives, they also are requiring tailored financial solutions by a committed partner whose interests are aligned with theirs.

•	Growth in Investment Banking Activity in our Target Sectors. As companies continue to focus on shareholder value, there has been increasing activity in public offerings and private placements of equity and debt securities and financial advisory services. In addition, intense and often increasing competition is fueling the need for companies to realize economies of scale and to optimize strategic positioning, which in turn drives the market for mergers and acquisitions and related transactions. Moreover, many of our targeted sectors are experiencing strong capital markets activity. In particular, due to sustained high oil and natural gas prices, the major multinational oil companies, as well as related exploration, production, transportation, marketing and service companies, are undertaking increased equity and debt offerings as well as increased merger and acquisition activity. Houston is the headquarters for many of these companies, and with our presence in Houston, energy expertise, strong relationships and brand recognition, we are well situated to capitalize on the increased capital markets activity in the energy sector.

Our Strengths

The ongoing consolidation trend in the financial services industry has provided us access to many highly skilled professionals who have chosen to be part of a smaller yet sophisticated firm that has flexibility and preserves an entrepreneurial environment when providing financial services to clients. We attribute our success and distinctiveness not only to our highly skilled professionals but also to the following strengths:

•	Focus on Growing High Net Worth and Mass Affluent Markets. Through Sanders Morris Harris, Salient Partners, Edelman, and other business units, we offer financial products and services designed to benefit high net worth and mass affluent individuals. We believe that there is a particularly significant opportunity in providing products and services to the large and growing mass affluent market, which controlled $12 trillion, or 39%, of U.S. retail assets as of June 2005 and is expected to grow by $2.3 trillion by 2020. With our acquisition of Edelman in 2005, we have expanded our comprehensive wealth management products and services tailored to the mass affluent market.

•	Highly Regarded Distribution Network and Investment Managers. Our asset and wealth management business includes Edelman, Salient Capital Management, and SMH Capital Advisors (formerly known as Cummers/Moyers Capital Advisors), each of which benefits from a sound regional reputation. Moreover, our wealth advisors and asset managers include Ric Edelman, named to Barron’s 100 Top Financial Advisors in 2004, 2005 and 2006, Cummer/Moyers, a No. 1 ranked firm in 2005 by Nelson’s World’s Best Money Managers, and Don Sanders, our largest shareholder, who has more than 45 years of investment experience and is well-known and regarded in the Southwest.

•

Regional and Industry Focus.  We are a full-service regional financial services company based in Texas with 49 offices in 21 states and have achieved a strong brand recognition and sound reputation in the Southwest. Our presence in Texas allows us to focus our investment and financial advisory efforts on industries that have established markets in Texas and the Southwest, including energy, health care, environmental, technology, financial and business services, retail and customer products, and media and communications. We believe that our focus on these industries has allowed us to develop a level of industry expertise that distinguishes us from many of our competitors.

•	Ability to Cross-Sell Products. We have a business platform that permits many of the products and services developed by one area of our business to be sold to or accessed by one or more other areas of our business. For example, our high net worth, mass affluent, and institutional clients have access to securities offerings developed by our investment bankers. Similarly, our equity research designed for institutional clients can be accessed to benefit our individual and investment banking clients, and we also provide our asset and wealth management products and services to executives of our investment banking clients.

•	Alignment of Interests. Where suitable and permissible, we and members of our executive management frequently invest in the same investment opportunities as our clients, which creates a financial identity of interest and trust among our senior management, our clients, and us. We believe that by creating these wealth partnerships with our clients, we and our executives solidify our client relationships by validating the quality of the products and services that we offer. We also believe that our unbiased offering of a broad range of both proprietary and external investment products and our increasing use of an asset-based fee structure further align our interests with those of our asset and wealth management clients.

•	Proven Management Team. Our executive management averages more than 30 years of experience in the financial services industry and provides senior level management to every aspect of our business. Our executive management is supported by a core team of professionals who also have significant experience in the financial services industry. Their collective experience has resulted in a large network of both leaders of corporations and institutions and affluent investors with whom our executive management has developed extensive relationships. We strengthen these relationships further by providing our clients personalized service, senior level attention, and access to other areas of our business.

Our Strategy

We believe there is an uncommon opportunity for a high quality asset and wealth management, investment banking, and institutional services firm that can tailor its product and service offerings to fit the needs of its individual, corporate, and institutional clients. Further, we believe we have now put in place the people, infrastructure, and brand recognition at each of our businesses, which, combined with the proceeds of this offering, will enable us to leverage our operating platform to further increase our profitability and market share. Specifically, we intend to:

•	Capitalize on Growth of Our Target Markets by Expanding Our Asset and Wealth Management Business. We intend to take advantage of the favorable demographic trends to continue to expand our asset and wealth management business by:

•	continuing to gather assets under management or advisement through internal growth, expansion of external distribution channels, and acquisitions;

•	continuing to add additional experienced and productive asset managers and wealth advisors;

•	marketing the skills of our asset and wealth management professionals to our other business areas; and

•	continuing to develop, market, and invest in our proprietary funds.

During 2005, we increased our assets under management or advisement by $2.8 billion, or 38%, through the acquisition of a 51% interest in Edelman and internal growth. We intend to expand Edelman’s market reach by syndicating Ric Edelman’s radio and television programs into new markets outside the Washington, D.C. area and hiring additional financial services professionals to serve these new markets.

•	Increase Our Capital Markets Activities. We intend to increase our investment and merchant banking, prime brokerage and proprietary trading, institutional equity and fixed income businesses by committing greater resources to companies, industries, and geographic regions that we believe offer the greatest growth opportunities and by increasing the capital that we make available to our proprietary traders. We also believe that consolidation within the investment banking industry will offer greater opportunities for high caliber firms that maintain their focus on the under-served small and mid-capitalization companies.

•	Supplement Internal Growth with Strategic Acquisitions. We plan to actively pursue opportunities to acquire all or a significant portion of other complementary asset and wealth management businesses to gain access to additional proprietary products to offer our high net worth, mass affluent, and institutional clients, to gain access to new clients, to increase our assets under management or advisement, and to expand our geographic base. We believe that attractive acquisition opportunities exist, particularly among smaller, specialized regional financial services firms that want to affiliate with a larger company while still retaining their identity and entrepreneurial culture. Since 2000, we have acquired or gained control of eight significant firms with products and services that we believe complement or expand our client base and the services and products that we provide. In addition, we believe that the ongoing consolidation trend in the financial services industry will allow us to continue to hire proven financial professionals who prefer the culture and opportunities inherent in an innovative regional firm such as ours.

Our Business

Asset and Wealth Management

Our asset and wealth management business provides investment advisory, wealth and investment management, financial planning, and trust services to high net worth and mass affluent individuals and institutions.

Through our various asset and wealth management subsidiaries and divisions, we serve two distinct client bases:

•	High Net Worth and Mass Affluent Individuals: We define high net worth individuals as individuals who have over $1 million in investable assets and mass affluent individuals as individuals who have $100,000 to $1 million in investable assets. Throughout their financial life cycle, we provide these clients with comprehensive investment advisory and asset and wealth management services, as either a fiduciary or an agent, including asset allocation, investment strategies and alternatives, tax efficient estate and financial planning, trusts, and private client services.

•	Corporations and Institutions: We provide asset management services in specific investment styles to corporations and institutions. We distribute our asset management services both internally through our marketing efforts and externally through formal sub-advisory relationships and other distribution arrangements with third parties.

Each of our business units generally focuses on a different portion of the asset and wealth management business in terms of client type and location, asset and product type, and distribution channel. These business units are generally operated as individual businesses that market their products under their own brand name, with certain products offered through multiple external and internal distribution channels and with certain administrative or back office functions being provided by the parent company. In addition, one or more of the executive officers of the parent company serve on the board of directors or management committee of each of these businesses.

Our asset and wealth management business primarily earns revenues by charging fees for managing the investment assets of clients. Fees are typically calculated as a percentage of the value of assets under management or advisement and vary with the type of account managed, the asset manager, and the account size. Accordingly, the fee income of each of our asset and wealth management businesses typically increases or decreases as its average assets under management increases or decreases. Increases in assets under management result from appreciation in the value of client assets and from net inflows of additional assets from new and existing clients. Conversely, decreases in assets under management result from asset value depreciation and from net client redemptions and withdrawals. We believe an asset-based fee structure helps align our interests with the interests of our clients, particularly as compared to a commission-based fee structure which is based on the number and value of securities trades executed. Our asset management business may also earn performance fees from certain assets if the investment performance of the assets in the account meets or exceeds a specified benchmark during a measurement period.

At June 30, 2006, our asset and wealth management businesses had approximately $11.2 billion in assets under management or advisement, and we had 40 offices in 17 states and 300 employees in our asset and wealth management business. Our asset and wealth management revenues in 2005 were $58.1 million and pre-tax income was $13.8 million, accounting for 46% of our total revenues and 53% of our pre-tax income (excluding corporate overhead). For the first six months of 2006, our asset and wealth management revenues were $39.1 million and pre-tax income was $5.6 million, accounting for 45% of our total revenues and 52% of our pre-tax income (excluding corporate overhead).

Our seven asset and wealth management businesses are described below.

Sanders Morris Harris Inc.  Sanders Morris Harris, headquartered in Houston, Texas, provides asset and wealth management services directly through its private client business and its affiliation with a select group of independent registered representatives, known as SMH Partners. Its financial advisors (both internal and affiliated through SMH Partners) serve high net worth and mass affluent clients, many of whom have long-standing relationships with us. As a full service firm, Sanders Morris Harris offers its clients asset and wealth management services and financial advice relating to corporate debt and equity securities, including the securities of companies followed by our research analysts, underwritings that we co-manage or in which we participate, and private placements of securities in which we serve as placement agent, as well as mutual funds, defined contribution plans, wrap-fee programs, money market funds, insurance products, and tax, trust, and estate advice. At June 30, 2006, Sanders Morris Harris had approximately $3.8 billion in assets under management or advisement, exclusive of our proprietary funds.

SMH Partners is a select group of independent representatives affiliated with Sanders Morris Harris that provides specialized asset and wealth management services and products to high net worth and mass affluent individuals and institutions. The services provided by SMH Partners include investment management, estate planning, and retirement planning. The financial planners who affiliate with us are able to offer their clients a broad range of new investment opportunities through several exclusive investment programs offered by Sanders Morris Harris, Salient Capital Management, and SMH Capital Advisors, as well as by third parties.

Additionally, Sanders Morris Harris has organized 16 proprietary funds for the purpose of investing primarily in equity or equity-linked securities, interest-bearing debt securities, and debt securities convertible into common stock. These funds invest primarily in small to mid-capitalization companies, both public and private, that we believe are either significantly undervalued relative to their growth potential or that have substantial prospects for capital appreciation. Companies in which the funds invest represent a number of industries, including life sciences, energy, environmental, healthcare, technology, and industrial services. We account for our interests in all of these funds using the equity method, which approximates fair value. At June 30, 2006, these proprietary funds had approximately $329.8 million in assets under management and committed capital.

The Edelman Financial Center.  Edelman, located in Fairfax, Virginia, provides financial advisory services primarily to mass affluent individuals. Edelman has won more than 60 financial, business, community, and philanthropic awards and has been named three times by Inc. magazine as the fastest-growing privately-held financial planning firm in the country. Edelman founder and chairman Ric Edelman is one of the nation’s leading advocates of financial literacy. In addition, Edelman offers its clients mortgage brokerage services and a variety of life, disability, and long-term care insurance solutions to fit their needs. At June 30, 2006, Edelman had more than 7,000 clients and $2.9 billion in assets under management or advisement. We own 51% of Edelman.

Salient Capital Management, LLC.  Salient Capital Management, located in Houston, Texas, provides asset and wealth management services to high net worth and mass affluent individuals and smaller institutions, including financial and estate planning, trusts, and custody services. Salient Capital Management has also organized several funds for the use of its clients, which are also available to clients of our other businesses and may be marketed externally. At June 30, 2006, Salient Capital Management had assets under management or advisement of approximately $2.2 billion. We own 50% of Salient Capital Management. We also own approximately 26% of The Endowment Fund Management, LLC, the general partner of The Endowment Master Fund, which is one of the principal investment programs affiliated with Salient Capital Management.

SMH Capital Advisors, Inc.  SMH Capital Advisors, located in Houston, Texas, provides investment management services related to high-yield fixed income securities. This business is also known by its previous name of Cummer/Moyers. Nelson’s World’s Best Money Managers ranked SMH Capital Advisors as the No. 1 ranked firm in its U.S. High Yield Income rankings for the one-year, five-year, and ten-year periods ended December 31, 2005 and in its U.S. Intermediate Duration Fixed Income rankings for the one-year and five-years periods ended December 31, 2005. At June 30, 2006, SMH Capital Advisors had approximately $1.5 billion in assets under management.

Kissinger Financial Services.  Kissinger Financial Services, a division of SMH Capital Advisors, based in Hunt Valley, Maryland, provides financial planning and investment management services to high net worth and mass affluent individuals. Kissinger derives revenues from fees charged to clients for the preparation of financial plans and for monitoring services and earns commissions and fees from investment and insurance products sold to clients. At June 30, 2006, Kissinger had approximately $385.6 million in assets under management or advisement.

Charlotte Capital, LLC.  Charlotte Capital, located in Charlotte, North Carolina, provides investment management services to institutional investors using small cap value and small/mid cap value styles. The investment team follows a structured investment process built on fundamental, independent research and pursues a deep absolute value investment style. Its process begins with a series of quantitative screens using fundamental analysis that focuses on management motivation, growth catalysts, and intrinsic value. Portfolios are fully diversified, and sector exposure is limited. At June 30, 2006, Charlotte Capital had approximately $173 million in assets under management. We own 69% of Charlotte Capital.

Select Sports Group Holdings, LLC.  Select Sports Group Holdings, LLC, or SSG, based in Houston, Texas, provides sports representation and management services to professional athletes, principally professional football players, in contract negotiation, marketing and endorsements, public relations, legal counseling, and related areas. SSG receives fees from its athlete clients for the representation and management services provided. Our SSG clients have access to our investment programs in the areas of stocks, bonds, private equity, and specialized investment vehicles. Additionally, we provide a deal-screening program that reviews the numerous investment opportunities offered to professional athletes. We own 50% of SSG.

Investment Banking

We conduct our investment banking services through Sanders Morris Harris. Our full-service investment banking business focuses primarily on middle market companies in the energy, retail and consumer products, media and communications, environmental, business services, technology and financial sponsors industries. We have a well-established investment banking practice that combines our industry knowledge, the significant experience of our senior bankers, and our extensive corporate and professional relationships to serve the broad needs of emerging growth companies within our targeted industries. Our investment banking services include public offerings and private placements of equity and debt securities, financial advisory services, and merchant banking services. Our financial advisory services include advising on mergers, acquisitions, and divestitures, fairness opinions, and financial strategies. Our merchant banking activities focus on providing private equity capital for our own account to these companies. We also provide valuations and litigation support services.

Our goal is to provide our investment banking clients the personalized service and senior level attention of a boutique with the capabilities of a full-service firm. We focus on building lasting relationships with our clients by providing a range of services throughout their financial life cycle. Our execution capabilities and full range of services provide us with the opportunity to expand our business relationships with our clients as they evolve.

Our strategy is to build a balanced mix of corporate securities underwriting, private financing, financial advisory and merchant banking services. We believe the number and dollar amount of underwritings, private placements, financial advisory engagements, and merchant banking investments in which we participate will contribute significantly to increased public and industry awareness of Sanders Morris Harris and will result in increased demand for our investment banking services.

We and our officers often invest in the securities involved in the private placements we handle on the same basis as other investors, where suitable and permitted by applicable law and regulations. We believe this wealth partnership creates an identity of interest with our investors.

During 2005, we co-managed 16 public offerings and managed or co-managed 15 private placements with a total transaction value of approximately $3.4 billion. We believe that we were the eighth most active investment bank in the U.S. in 2005 in the distribution of master limited partnerships, or MLPs, participating as co-manager in nine transactions totaling approximately $2.2 billion in transaction value. In addition, we completed eight financial advisory engagements totaling approximately $700 million in transaction value in 2005. According to Sagient Research, as of September 2006, we are the eighth ranked investment bank in the U.S. in the PIPE market in 2006 based upon the number of transactions.

In 2005, investment banking revenues were $18.5 million and pre-tax income was $6.5 million, accounting for 15% of our total revenues and 25% of our pre-tax income (excluding corporate overhead). As of June 30, 2006, we had investment banking offices in New York, Houston, and Los Angeles with 56 employees. For the first six months of 2006, revenues and pre-tax income from investment banking services were $15.3 million and $5.5 million, respectively, accounting for 18% of our total revenues and 51% of our pre-tax income (excluding corporate overhead).

Institutional Services

Our institutional services business, which we also conduct through Sanders Morris Harris, includes institutional equity and fixed income brokerage, institutional research, prime brokerage, and proprietary trading.

Institutional Equity.  Our institutional clients include a broad array of institutions throughout North America, Europe, and Asia, including banks, retirement funds, mutual funds, endowments, investment advisors, and insurance companies. Our institutional equity strategy is to provide equity research coverage and trading services focused on companies with a presence in the U.S. Areas of concentration include financial services, life sciences, oil and gas exploration and production, oilfield services, pipelines, entertainment and media, retailing, and technology. We provide our institutional clients with research and execution trading services in both exchange-listed equity securities and equity securities quoted on Nasdaq. We also distribute to institutional clients equity securities from offerings that we co-manage or underwrite. Commissions are charged on all institutional securities transactions based on rates formulated by us. These services are available to institutional clients of our financial advisors. A substantial portion of our institutional equity trading professionals, who joined us in January 2002, comprised the institutional equity group of Sutro & Co. As of June 30, 2006, we had institutional equity operations in Los Angeles, New York, and Houston with 39 professionals.

Institutional Fixed Income Service.  Through our fixed income division, we provide bond brokerage and principal trading services to our institutional clients, adding to the range of investment products we offer. We offer U.S. government and agency securities, municipal securities, mortgage-related securities, and corporate investment-grade and high-yield bonds, as well as preferred stock and structured products. We are also active as a secondary market broker for residential, consumer, and commercial loans and derive revenues from the placement and servicing of mortgage loans. The high-yield bond group within our fixed income department complements our middle-market investment banking operations by providing a distribution channel for investment banking clients. Our fixed income trading services are usually performed by marking up (or down) our trading account positions. We buy and sell round-lot and odd-lot positions and act as market-maker in those positions. As of June 30, 2006, our institutional fixed income operations included 49 professionals and are headquartered in Houston and New York with additional offices in Boca Raton, Boston, Chicago, Cleveland, and San Francisco. In July 2006 we announced plans to close the mortgage-backed, agency, and high-grade corporate bond businesses constituting part of our institutional fixed income operations in New York City, which we had commenced at the beginning of the year with a group of former Advest Group employees. We reduced our headcount in this division by 17 individuals and reassigned one individual to a different department.

Investment Research.  We use our proprietary equity research analysis to drive our institutional equity business and, where regulatorily permitted, to assist our other businesses, such as our investment banking operations and proprietary funds. This research analysis is based on economic fundamentals, using tools such as price-to-earnings multiples, price-to-book value comparisons, both absolute and relative to historic norms, and our research department’s own earnings forecasts. We intend to rely primarily on our own research rather than on research products purchased from outside research organizations. As of June 30, 2006, we had 16 research professionals who provide coverage on more than 115 companies from offices in Houston and Los Angeles.

Prime Brokerage.   The brokerage industry has developed a service known as prime brokerage in which a professional investor, usually a private investor or hedge fund, maintains a cash or margin account with a prime broker that provides trade execution, clearing, bookkeeping, reporting, custodial, securities borrowing, financing, research, and fund raising services. The Concept Capital division of Sanders Morris Harris, based in New York City, with 63 professionals as of June 30, 2006, provides prime brokerage services to 20 hedge fund managers. We earn commission income on the securities transactions that we process through the prime brokerage transaction and interest income from arranging financing for these hedge funds. The profitability of this division is directly related to the volume of transactions that we process and the borrowings of the funds.

Sanders Morris Harris also maintains several proprietary trading accounts on behalf of individual securities traders through this division. Sanders Morris Harris shares in the profits or losses of these accounts and receives the commissions generated in them. The accounts are designed to diversify the aggregate risks, thus limiting potential losses or gains. Most of the accounts have “first loss” deposits to insulate Sanders Morris Harris from trading losses. We have procedures in place to monitor trading to ensure that in the event that any “first loss” deposits are depleted by a trader, trading is suspended.

In 2005, institutional services revenues were $46.1 million and pre-tax income was $5.5 million, accounting for 36% of our total revenues and 21% of our pre-tax income (excluding corporate overhead). For the first six months of 2006, our institutional services revenues were $29.7 million, accounting for 34% of our total revenues. For the first six months of 2006, we incurred a pre-tax loss of $259,000 in institutional services as a result of costs related to the expansion of our fixed income operations based in New York City.

Marketing

While we believe cross-selling opportunities exist among our various businesses based on the relationships developed by the individual companies, each major subsidiary has its own branding identity subject to an overall Sanders Morris Harris Group umbrella.

Sanders Morris Harris markets through its 26 offices and through its independent registered representatives who affiliate with Sanders Morris Harris through SMH Partners. Sanders Morris Harris targets its client groups through financial advisor relationships, mailings, telephone calls, in-person presentations, and firm- sponsored workshops. Due to the nature of its business, its regional name recognition, and the reputation of its management, business is obtained through referrals from existing clients, corporate relationships, other investment bankers, or initiated directly by the client, as well as through senior level calling programs.

Edelman conducts its marketing efforts through media channels designed to educate individuals on the subject of personal finance. Mr. Edelman hosts weekly radio and television shows in the Washington, D.C. area and is a nationally syndicated newspaper columnist, publishes a monthly newsletter, and is the author of a variety of video and audio educational systems that help people achieve their financial goals.

Salient Capital Management conducts its marketing and business development efforts on a company-wide calling basis. All Salient Capital Management professionals are encouraged to be actively involved in business development efforts through maintenance of professional and personal relationships and active involvement in community events. Salient Capital Management markets to specific client groups through mailings, telephone calls, multi-media client presentations, and company-sponsored or co-sponsored workshops and seminars. Additionally, Salient Capital Management has entered into strategic alliances with a major credit union, a regional accounting firm, and a regional bank that provide for sharing of expenses and the payment of referral fees for new business.

SMH Capital Advisors and Charlotte Capital focus their marketing and business development efforts on specific client groups through consultants, mailings, telephone calls, and multi-media client presentations. Kissinger conducts its marketing and business development primarily through referrals from existing clients and other professional (i.e., accountants and attorneys) and sponsored or co-sponsored workshops and seminars. The seminars are sponsored by the firm, local employers, government agencies, and local colleges and universities.

Existing and potential clients can also gain a variety of information about our firm and the services we provide through the Internet websites for our various businesses. The information on those websites is not a part of this prospectus.

Competition

The asset and wealth management, investment banking, and institutional services businesses are highly competitive. The principal competitive factors influencing our businesses are:

•	expertise and quality of the professional staff;

•	reputation in the marketplace;

•	existing client relationships;

•	ability to commit capital to client transactions; and

•	mix of market capabilities.

We compete directly with many other national and regional full service financial services firms and, to a lesser extent, with discount brokers, investment banking firms, investment advisers, broker-dealer subsidiaries of major commercial bank holding companies, and other companies offering financial services in the U.S., globally, and through the Internet. We also compete for asset management and fiduciary services with commercial banks, private trust companies, sponsors of mutual funds, insurance companies, financial planning firms, venture capital, private equity, and hedge funds, and other asset managers. We believe that our principal competitive advantages include our regional and industry focus, focus on growing high net worth and mass affluent markets, highly regarded distribution network and investment managers, ability to cross-sell our products, creating wealth partnerships with our clients, and proven management team.

The financial services industry has become considerably more concentrated as many securities firms have either ceased operations or been acquired by or merged into other firms. Many of these larger firms have significantly greater financial and other resources than we do and can offer their customers more product offerings, lower pricing, broader research capabilities, access to international markets, and other products and services we do not offer, which may give these firms a competitive advantage over us.

Offices

Our principal executive offices, together with certain brokerage and investment banking operations of Sanders Morris Harris, are located at 600 Travis, Houston, Texas and comprise approximately 48,337 square feet of leased office space, pursuant to lease arrangements expiring in 2007. We lease 29 other office locations including, Bernardsville, New Jersey; Bethesda, Maryland; Boca Raton, Florida; Boston, Massachusetts; Chicago, Illinois; Cleveland, Ohio (two locations); Columbus, Ohio; Dallas, Texas; Fort Worth, Texas; Colorado Springs, Colorado; Fairfax, Virginia; Garden City, New York; Hunt Valley, Maryland; Jackson, Mississippi; Los Angeles, California; New York, New York (three locations); San Francisco, California; and Tulsa, Oklahoma. In addition, there are 19 SMH Partner offices.

Legal Proceedings

Many aspects of our business involve substantial risks of liability. In the normal course of business, we have been and in the future may be named as defendant or co-defendant in lawsuits and arbitration proceedings involving primarily claims for damages. We are also involved in a number of regulatory matters arising out of the conduct of our business. There can be no assurance that these matters will not have a material adverse effect on our results of operations in any future period, and a significant judgment or fine could have a material adverse impact on our financial position, results of operations, and cash flows. In addition to claims for damages and monetary sanctions that may be made against us, we incur substantial costs in investigating and defending claims and regulatory matters.

In view of the inherent difficulty of predicting the outcome of legal and regulatory proceedings, particularly where the plaintiffs or regulatory authorities seek substantial or indeterminate damages or fines or where novel legal theories or a large number of parties are involved, we cannot state with confidence what the eventual outcome of currently pending matters will be or what the timing of the ultimate resolution of these matters will be. Based on currently available information, we have established reserves for certain litigation matters and our management does not believe that resolution of any matter will have a material adverse effect on our liquidity or financial position although, depending on our results for a particular period, an adverse determination could have a material effect on quarterly or annual operating results in the period in which it is resolved.

The NASD initially conducted an inspection of our prime brokerage and private investment or hedge fund support operations based in our New York office in November 2004. Subsequent to such inspection, the NASD opened an investigation and requested the production of additional documents and materials on twelve occasions in 2005 and 2006 with respect to our prime brokerage and related hedge fund operations and has conducted formal interviews of a number of our employees involved in these operations. On August 16, 2006, Sanders Morris Harris received a “Wells letter” notification from the staff of the NASD, which states that the staff of the NASD has made a preliminary determination to recommend that disciplinary action be brought against Sanders Morris Harris and four of its employees based on alleged violations of certain conduct rules of the NASD, including NASD Conduct Rule 2110 relating to the alleged improper payment of soft dollar commissions to a fund manager and relating to the alleged improper sharing of commissions by two employees contrary to a written contract with an investment adviser and representations to the investors in one private investment partnership; NASD Conduct Rule 2210 relating to the content of hedge fund advertising materials; SEC Rule 17a-4 and NASD Conduct Rules 2210 and 3110 relating to the retention of certain email, instant messages, and advertising materials; NASD Conduct Rules 1031 and 2110 relating to the activities of an unregistered employee; and NASD Conduct Rules 2110 and 3010 relating to the written supervisory procedures of Sanders Morris Harris for its hedge fund and prime brokerage operations. Under the Wells procedure, Sanders Morris Harris has an opportunity to respond to the NASD before any action is taken against it. Sanders Morris Harris intends to respond and will seek a prompt resolution of these matters, although there is no assurance that a prompt resolution can be reached or that the ultimate impact on the Company will not be material. Discussions have commenced between the staff of the NASD and our legal counsel with respect to the alleged violations.

We are aware that a company for which Sanders Morris Harris acted as placement agent in a private placement of convertible preferred shares in June 2005 has experienced a significant decline in its net sales, a significant increase in its net loss, and currently has negative working capital. While the company is negotiating to obtain necessary financing to meet its working capital requirements, there is no assurance that it will be successful. We have received written and oral communications from a number of the purchasers of securities in the offering expressing their dissatisfaction and indicating that they may seek legal recourse with respect to the offering. No litigation has been filed at this time. While we believe Sanders Morris Harris has valid defenses to any claims made against it and any liabilities and costs associated with any claims may be covered under indemnification and contribution provisions of the placement agent agreement, the costs of defending any litigation filed naming Sanders Morris Harris could be significant and an adverse determination could have a material effect on quarterly or annual operating results in the period in which it is resolved. Two managing directors of Sanders Morris Harris served as directors of the company from June 2005 to June 2006.

Employees

At June 30, 2006, we had 587 employees. Of these, 300 were engaged in asset and wealth management, 56 in investment banking, 167 in institutional services, and 64 in accounting, administration, legal, compliance, and support operations. None of our employees is subject to collective bargaining agreements. We believe our relations with our employees generally are good.

MANAGEMENT

Executive Officers and Directors

Set forth below are the names, ages as of June 30, 2006 and the titles of our executive officers and directors.

Name	Age	Title
Ben T. Morris	60	Chief Executive Officer and Director(a)
George L. Ball	67	Chairman of the Board(a)
Don A. Sanders	70	Vice-Chairman of the Board(a)
Robert E. Garrison, II	64	President and Director(a)
Rick Berry	53	Chief Financial Officer
John T. Unger	54	Senior Vice President and General Counsel
Richard E. Bean	62	Director(b)
Robert M. Collie, Jr.	59	Director(c)
Charles W. Duncan, III	46	Director(b)
Scott B. McClelland	49	Director(d)
Albert W. Niemi, Jr., Ph.D.	64	Director(d)
Nolan Ryan	59	Director(c)
Gordon F. Stone	40	Director(d)
W. Blair Waltrip	51	Director(c)
Dan S. Wilford	66	Director(b)
John H. Styles	70	Advisory Director

(a)	Member of Executive Committee.
(b)	Member of Audit Committee.
(c)	Member of Compensation Committee.
(d)	Member of Nominating and Corporate Governance Committee.

The biographies of each of our executive officers and directors are set forth below.

Ben T. Morris was appointed to our Board of Directors on February 1, 2000, and has served as our Chief Executive Officer since May 2002. He co-founded Sanders Morris Mundy Inc. in 1987 and served as its President and Chief Executive Officer and as a director at the time of its combination with Harris Webb & Garrison Inc. in January 2000. Since the combination, Mr. Morris has served as President, Chief Executive Officer, and a director of Sanders Morris Harris Group. Mr. Morris served as the Chief Operating Officer of Tatham Corporation, a Houston energy company, from 1980 to 1984. From 1973 to 1980, he served in a number of executive positions with Mid-American Oil and Gas, Inc. and predecessor companies, and was its President from 1979 to 1980. He is a director of Capital Title Group, Inc., a public title agency and escrow services company. Mr. Morris is a certified public accountant.

George L. Ball was appointed to our Board of Directors on February 1, 2000, as part of the combination of Sanders Morris Mundy Inc. and Harris Webb & Garrison Inc. and has served as our Chairman of the Board since May 2002. At the time of the combination, he served as Chairman of the Board and a director of Sanders Morris Mundy Inc. Mr. Ball also serves as Chairman of the Board of Sanders Morris Harris, as a director of SMH Capital, Inc. and SMH Capital Advisors, Inc., and on the management committee of Salient Capital Management, LLC, the general partner of Salient Partners, L.P. and Salient Trust Company, LTA, Charlotte Capital, LLC, and Select Sports Group Holdings, LLC. He served as a director of Sanders Morris Mundy Inc. from May 1992, and was its non-executive Chairman of the Board from May 1992 to July 1997. From September 1992 to

January 1994, Mr. Ball was a Senior Executive Vice President of Smith Barney Shearson Inc. From September 1991 to September 1992, he was a consultant to J. & W. Seligman & Co. Incorporated. Mr. Ball served as President and Chief Executive Officer of Prudential-Bache Securities, Inc. from 1982 until 1991 and Chairman of the Board from 1986 to 1991. He also served as a member of the Executive Office of Prudential Insurance Company of America from 1982 to 1991. Before joining Prudential, Mr. Ball served as President of E.F. Hutton Group, Inc. Mr. Ball is a former governor of the American Stock Exchange and the Chicago Board Options Exchange, and served on the Executive Committee of the Securities Industries Association. Mr. Ball serves as a director of Nestor, Inc., a leading provider of advanced intelligent traffic management solutions.

Don A. Sanders was appointed to our Board of Directors on February 1, 2000, following the combination of Sanders Morris Mundy Inc. and Harris Webb & Garrison Inc. At the time of the combination, he served as Chairman of the Executive Committee and as a director of Sanders Morris Mundy, which he co-founded in 1987. Mr. Sanders also serves as the investment manager of the Sanders Opportunity Fund, a private investment fund sponsored by Sanders Morris Harris. He also serves on the management committee and is an owner of the Round Rock Baseball Company, L.P., a minor league baseball team associated with the Houston Astros Major League Baseball team, and serves on the board of directors of several Houston-based community organizations. Since the combination, he has served as our Vice-Chairman of the Board and as a director of Sanders Morris Harris. From 1987 to 1996, Mr. Sanders was President of Sanders Morris Mundy Inc. Before joining Sanders Morris Mundy, he was employed by E.F. Hutton & Co., Inc. where he served from 1959 in various capacities, including as an Executive Vice President of E.F. Hutton from 1982 to 1987 and as a member of its board of directors from 1983 to 1987.

Robert L. Garrison, II has served as our President and as one of our directors since January 1999, and served as our Chief Executive Officer from January 1999 until May 2002. He also serves as a director of Sanders Morris Harris. Mr. Garrison co-founded Harris Webb & Garrison, Inc. in February 1994 and until January 1999 served as its Executive Vice President and head of investment banking. Until January 1999, he also served as Chairman and Chief Executive Officer of Salient Trust, which he co-founded in 1994, and now serves on the management committee of Salient Capital Management. Mr. Garrison also serves as Chairman and a director of SMH Capital, as a director of SMH Capital Advisors, and as a manager of Charlotte Capital. From 1990 to 1991, Mr. Garrison served as President and Chief Executive Officer of Medical Center Bank & Trust Company. He served as managing partner of Lovett Mitchell Webb & Garrison (a division of Kemper Securities Group, Inc.) from 1983 to 1989 and Director of Research for Underwood Neuhaus and Co. from 1971 to 1982. Mr. Garrison serves on the Board of Directors and Compensation Committee of FirstCity Financial Corporation, a public financial services company, and Crown Castle International Corp., which owns and operates technologically advanced shared wireless infrastructure, including extensive networks of towers and rooftop transmission equipment. He is also a director of Prosperity Bank and Somerset House Publishing. He also serves on the Board of Directors of the Memorial Hermann Hospital Systems, is Chairman of the Board of Directors of Brava Therapeutics., and serves on the Board of Directors of PTC-Houston Investors LLC, the general partner of Proton Therapy Center-Houston, Ltd. LLP. He is a Chartered Financial Analyst.

Rick Berry has served as our Chief Financial Officer since February 2001 and as our Principal Financial Officer since June 2000. He also serves as Chief Financial Officer of Sanders Morris Harris and SMH Capital Advisors. From March 1999 to April 2000, Mr. Berry served as Executive Vice President, Chief Financial Officer, Secretary and a director of Petrocon Engineering, Inc. From April 1998 to March 1999, Mr. Berry was Executive Vice President and Chief Financial Officer of OEI International, Inc., a diversified engineering company, Mr. Berry was Secretary of TEI, Inc. (formerly Tanknology Environmental, Inc.), an environmental testing company and our predecessor, from January 1997 to April 1998, and the Executive Vice President, Chief Financial Officer and Treasurer of TEI from December 1991 to April 1998. Mr. Berry is a certified public accountant.

John T. Unger has served as our Senior Vice President and General Counsel since July 2005. Mr. Unger was a partner in the law firm of Thompson & Knight LLP from May 2000 until June 2005 and currently serves as

Of Counsel to such firm. Previously he was a shareholder in the law firm of Snell & Smith, P.C. from its founding in 1993 to May 2000, and was a partner in the law firm of Butler & Binion LLP from 1988 to 1993. He has more than 25 years experience in the areas of corporate and securities law.

Richard E. Bean has served as one of our directors since August 2003. Mr. Bean has been a certified public accountant since 1968 and since 1976 has been the Executive Vice President of Pearce Industries Inc., a privately held company that markets a variety of oilfield equipment and machinery. Mr. Bean has also served as a director of Pearce Industries since 1976. Mr. Bean also served as Chief Financial Officer of Pearce Industries Inc. from 1976 to 2004. In addition, Mr. Bean has served as a director and audit committee member of FirstCity Financial Corporation, a public financial services company, since July 1995, and was elected Chairman of the Board in December 2005. Mr. Bean served as a member of the Portfolio Administration Committee of FirstCity Liquidating Trust from July 1995 until February 2004 when the trust was terminated and distributed its assets. He also serves as a director, chairman of the audit committee, and a member of the compensation committee of WCA Waste Corporation, a public waste collection and disposal company. Mr. Bean is also a shareholder and director of several closely held corporations. Mr. Bean is involved in numerous civic organizations such as the Houston Livestock Show and Rodeo where he serves as Director and member of the audit committee.

Robert M. Collie, Jr. has served as one of our directors since June 2004. Mr. Collie has been a partner in the law firm of Andrews Kurth LLP since March 2001. Previously, he was a partner in the law firm of Mayor, Day, Caldwell & Keeton LLP for 18 years. Mr. Collie served as City Attorney of Houston from 1978 through 1980. He practices in the public law area, focusing on public finance, where he represents state agencies, local governments, and other clients in the issuance of tax-exempt bonds. He has been active in education, transportation, water and sewer utility, port, and sports facility financings. He is a trustee of the Kinkaid Endowment Fund and the Daniel and Edith Ripley Foundation and has served on various boards of directors of the Memorial Hermann Hospital System.

Charles W. Duncan, III has served as one of our directors since June 2004. Mr. Duncan has spent his entire career in investment banking or private equity investing and has served as President of Duncan Equities, Inc. since 1990. Duncan Equities, Inc. is active in structuring financings for, directly investing in, and providing strategic advice to, small to medium sized private companies, primarily located in Texas. In that capacity, Mr. Duncan serves on the boards of directors, and is involved in the operations, of several private companies. In addition, he serves on the boards of directors of several non-profit institutions and foundations including the boards and the executive committees of the University of Texas Medical Branch in Galveston and Communities in Schools, Houston.

Scott B. McClelland has served as one of our directors since June 2004. Mr. McClelland is President of H.E. Butt Grocery Company’s, or H-E-B’s, Houston and Central Market Division. H-E-B is the 13th largest grocery chain in the U.S. with over 55,000 employees and 300 stores in Texas and Northern Mexico. Mr. McClelland joined H-E-B in 1990 as Vice President of Operations for the Austin Region. After transferring to H-E-B corporate headquarters in San Antonio in 1991, Mr. McClelland held several leadership positions for the company including Vice President of General Merchandise Marketing and Group Vice President, DrugStore. In 1995 he was promoted to Senior Vice President of Marketing followed by a promotion to Chief Merchandising Officer in 2000. His responsibilities were expanded to include Central Market in late 2001. Prior to joining H-E-B, he worked for Pepsico’s Frito Lay Division for 10 years. Mr. McClelland serves on the Board of Directors for the Greater Houston Partnership. He also serves on the University of Texas Business Advisory Council and the Advisory Committee for McCombs School of Business at the University of Texas at Austin.

Dr. Albert W. Niemi has served as one of our directors since June 2004. Dr. Niemi is the Dean of the Edwin L. Cox School of Business at Southern Methodist University, where he also holds the Tolleson Chair in Business Leadership. Before joining SMU, Dr. Niemi served as Dean of the Terry College of Business at the University of Georgia from 1982 to 1996. Dr. Niemi graduated cum laude from Stonehill College with an A.B. in economics and earned an M.A. and Ph.D. in economics from the University of Connecticut. Dr. Niemi is a member of the Business Accreditation Committee of the American Assembly of Collegiate Schools of Business and has chaired or served as a member on the accreditation review teams to more than 20 universities. Dr. Niemi recently completed terms on the Boards of Governors of the American Association of University Administrators and Beta Gamma Sigma. He also serves on the board of Bank of Texas and on the Advisory Board of TXU Corp.

Nolan Ryan has served as one of our directors since May 2002. Mr. Ryan was the Chairman of the Board and majority owner of The Express Bank, a Texas bank with branches in Alvin and Danbury, Texas, from June 1990 until June 2002. He was Chairman of the Board Emeritus of The Express Bank of Texas from July 2003 until January 2006. Since 1998 he has been on the management committee and a principal owner of the Round Rock Baseball Company, L.P., the owner of the Round Rock Express Baseball Club and the Corpus Christi Hooks Baseball Club, minor league professional baseball teams, which are affiliated with the Houston Astros. Mr. Ryan was a Commissioner of the Texas Parks and Wildlife Commission of the State of Texas from 1995 to 2001. Mr. Ryan was a Major League Baseball pitcher from 1968 to 1994 and was inducted into the National Baseball Hall of Fame in July of 1999. In February 2004, he signed a five-year personal services contract with the Houston Astros. Mr. Ryan currently serves on the board or advisory council for several not-for-profit and charitable organizations.

Gordon F. Stone was elected a director on August 8, 2006. Since February 2004, Mr. Stone has been a partner with Endowment Capital Group, LLC, a private investment fund based in Wilmington, Delaware that manages funds for a number of foundations and academic endowments. From March 2002 to February 2004 he was associated with Asset Investment Corp (AIC Ventures), a private commercial real estate investment fund with offices in Austin, Dallas, and Chicago. From July 1999 to November 2001 he was employed by Morgan Stanley & Co. Incorporated based in London. From 1996 to 1999 he was employed by Warburg Dillon Read. He holds a Certificate of Director Education from the National Association of Corporate Directors Institute. He is a 1988 graduate of the University of Pennsylvania and received a Masters in Business Administration degree from Harvard University in 1996.

W. Blair Waltrip has served as one of our directors since January 1999 and as a director of TEI, Inc., our predecessor holding company, since 1998. He is also a director of Service Corporation International, a public funeral and cemetery company, and was employed in various capacities by that company from 1977 until January 2000, last serving as an Executive Vice President for more than five years.

Dan S. Wilford has served as one of our directors since May 2002. Mr. Wilford has been a director of Healthcare Realty Trust Incorporated, a New York Stock Exchange real estate investment trust primarily concentrating on real estate properties and mortgages associated with the delivery of healthcare services, since February 2002. From 1984 to 2002, Mr. Wilford served as President and Chief Executive Officer of Memorial Hermann Healthcare System, the largest not-for-profit healthcare system in the Houston, Texas area consisting of twelve hospitals, including a children’s hospital, two long-term nursing facilities and a retirement community. Mr. Wilford is a director of SNB Bancshares, Inc. and LHC Group, Inc., a provider of post-acute healthcare services primarily to Medicare beneficiaries in rural markets, and the John S. Dunn Research Foundation.

John H. Styles served as one of our directors from June 1999 to June 2004, and he was appointed an advisory director in August 2004. He is the chairman of The Styles Company, a healthcare development company. Mr. Styles served as Chairman and Chief Executive Officer for a group of companies known as the Mid-America Healthcare Group from 1984 until its sale in 1995 and for Outpatient Healthcare, Inc. from 1987 until its sale in 1991. He was a founder and board member of HealthPlus Corporation, a hospital management company, from 1997 to 2005.

Compensation of Executive Officers

Summary of Executive Compensation

The following table shows, for our fiscal years indicated, the annual compensation earned by our Chief Executive Officer and our other four most highly compensated executive officers (the “Named Officers”) in all capacities in which they served.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other ($)(1)	Restricted Stock Award(s) ($)	Securities Underlying Options (#)
Ben T. Morris, Chief Executive Officer	2005 2004 2003	225,000 225,000 225,000	162,000 325,000 312,500	— — —	— — —	— — —

Robert E. Garrison II, President	2005 2004 2003	225,000 225,000 225,000	140,000 300,000 225,000	— — —	— — —	— — —

Don A. Sanders, Vice-Chairman	2005 2004 2003	450,000 450,000 450,000	230,000 460,000 450,000	— — —	— — —	— — —

George L. Ball, Chairman	2005 2004 2003	225,000 225,000 225,000	162,000 325,000 312,500	— — —	— — —	— — —

Rick Berry, Chief Financial Officer	2005 2004 2003	200,000 200,000 193,375	110,000 135,000 100,000	— — —	10,000 — —	— — —

(1)	Excludes any perquisites and other personal benefits, securities, or properties, in the aggregate, of less than $50,000 or ten percent of the total of annual salary and bonus reported for the Named Officers.

Option/SAR Grants in Last Fiscal Year

None of the Named Officers received an option or SAR grant during our last fiscal year.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-Ended Option Values

None of the Named Officers exercised any options during the last fiscal year. The following table provides information about unexercised options held by the Named Officers as of the end of our last fiscal year.

	Number of Securities Underlying Unexercised Options at Fiscal Year End		Value of Unexercised In-The-Money Options at Fiscal Year End(1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Ben T. Morris	25,000	—	$409,750	—
Robert E. Garrison II	89,394	—	1,465,167	—
Don A. Sanders	30,000	—	491,700	—
George L. Ball	25,000	—	409,750	—
Rick Berry	30,000	—	491,700	—

(1)	Based on a share price of $16.39 at December 31, 2005.

PRINCIPAL AND SELLING SHAREHOLDERS

Principal Shareholders

The following table shows information known to us with respect to the beneficial ownership of our common stock as of September 28, 2006, and as adjusted to reflect the sale of 5,000,000 shares of common stock by us in this offering (without giving effect to sales by the selling shareholders upon any exercise by the underwriters of their over-allotment option), by each of our directors and advisory directors (including the Estate of Titus H. Harris, Jr., a member of our board of directors who died on September 15, 2006 and whose estate is one of the selling shareholders in this offering); each of our Named Officers; each person known to us to own beneficially more than five percent of our outstanding common stock; each selling shareholder; and all of our directors, advisory directors, and executive officers as a group.

The number of shares beneficially owned by each person is determined under the rules of the SEC. Beneficial ownership includes shares of common stock which may be acquired through the exercise of stock options that have vested or will vest within 60 days following September 28, 2006. Percentage of beneficial ownership is based upon 19,266,189 shares of common stock outstanding on September 28, 2006. To our knowledge, except as set forth in the footnotes to the table, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name.

Each of the selling shareholders is an associated person of Sanders Morris Harris, a registered broker-dealer, other than the Estate of Titus H. Harris, Jr. We have been advised that the shares of Common Stock being sold by the selling shareholders were purchased in the ordinary course of business and, at the time of purchase, there were no agreements or understandings to distribute the shares of common stock.

The selling shareholders have granted the underwriters an option to purchase up to 750,000 shares of common stock to cover over-allotments, if any. If the underwriters do not exercise their over-allotment option, the selling shareholders will not sell any shares in the offering.

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering			Shares Offered If Over-Allotment Is Exercised in Full
Name of Beneficial Owner	Number of Shares		Percentage	Number of Shares		Percentage
Don A. Sanders(1)	2,630,389	(2)	13.6%	2,630,389	(2)	10.8%	300,000	(3)
Philip Timon(4)	1,807,192	(4)	9.4%	1,807,192	(4)	7.4%	—
DG Capital Management, Inc.(5)	1,177,400	(5)	6.1%	1,177,400	(5)	4.8%	—
George L. Ball(1)	1,141,588	(6)	5.9%	1,141,588	(6)	4.6%	175,000	(3)
Ben T. Morris(1)	1,050,938	(7)	5.4%	1,050,938	(7)	4.3%	175,000	(3)
Robert E. Garrison II	336,163	(8)	1.7%	336,163	(8)	1.3%	50,000	(3)
W. Blair Waltrip	330,964	(9)	1.6%	330,964	(9)	1.3%	—
Estate of Titus H. Harris, Jr.	235,372	(10)	1.1%	235,372	(10)	*	50,000	(3)
John H. Styles	149,030	(11)	*	149,030	(11)	*	—
Rick Berry	42,351	(12)	*	42,351	(12)	*	—
Richard E. Bean	32,908	(13)	*	32,908	(13)	*	—
Charles W. Duncan, III	30,527	(14)	*	30,527	(14)	*	—
Dan S. Wilford	26,527	(15)	*	26,527	(15)	*	—
John T. Unger	22,000	(16)	*	22,000	(16)	*	—
Nolan Ryan	20,527	(15)	*	20,527	(15)	*	—
Scott B. McClelland	13,227	(17)	*	13,227	(17)	*	—
Robert M. Collie, Jr.	11,527	(17)	*	11,527	(17)	*	—
Albert W. Niemi, Jr., Ph.D.	9,970	(18)	*	9,970	(18)	*	—
Gordon F. Stone	0	(19)	*	0	(19)	*	—
All directors, advisory directors, and executive officers as a group (17 persons)	6,084,008	(20)	31.1%	6,084,008	(20)	24.8%	750,000

*	Less than 1% of outstanding shares.
(1)	Has a principal business address of 600 Travis, Suite 3100, Houston, Texas 77002.

(2)	Includes 30,000 shares issuable on exercise of stock options, 3,000 shares owned by Mr. Sanders’ wife, 64,254 shares owned by the Tanya Jo Drury Trust of which Mr. Sanders is co-trustee, 603,101 shares held in client brokerage accounts over which he has shared dispositive power and 3,548 shares of restricted stock.
(3)	If the Independent Executor of the Estate of Titus H. Harris, Jr. is appointed prior to the date the shares of Common Stock subject to the underwriters’ over-allotment option are sold, the Estate of Titus H. Harris, Jr. will sell 50,000 shares. If the Independent Executor is not appointed prior to such date, the Estate will not be a selling shareholder and the 750,000 shares subject to the underwriters’ over-allotment option will be re-allocated as follows: Mr. Sanders—321,429 shares; Mr. Ball—187,500 shares; Mr. Morris—187,500 shares; and Mr. Garrison—53,571 shares.
(4)	As reported in Schedules 13D and 13G/A filed May 11, 2006 and a Schedule 13D/A filed August 17, 2006, Endowment Capital, L.P. and Long Drive, L.P., each a Delaware limited partnership, own in the aggregate 1,807,192 shares. Endowment Capital Group, LLC, a Delaware limited liability company, is the sole general partner of Endowment Capital, L.P. and Long Drive, L.P. Mr. Philip Timon is the sole managing member of Endowment Capital Group, LLC. As a result, Mr. Timon possesses the sole power to vote and the sole power to direct the disposition of the shares held by the limited partnerships. Thus, as of August 17, 2006, for the purposes of SEC Rule 13d-3, Mr. Timon is deemed to beneficially own 1,807,192 shares. Mr. Timon’s interest in the shares is limited to his pecuniary interest, if any, in the limited partnerships. Mr. Timon’s principal business address is 1105 N. Market Street, 15th Floor, Wilmington, Delaware 19801.
(5)	As reported in a Schedule 13G filed February 14, 2006, DG Capital Management, Inc. and Manu P. Daftary, President, hold voting and dispositive power over 1,177,400 shares on behalf of advisory clients. DG Capital Management, Inc.’s and Mr. Daftary’s principal business and office address is 260 Federal Street, Suite 1600, Boston, Massachusetts 02110.
(6)	Includes 25,000 shares issuable on exercise of stock options, 25,000 shares owned by Mr. Ball’s wife and 6,000 shares owned by the Bonner S. Ball Family Trust Agency.
(7)	Includes 25,000 shares issuable on exercise of stock options.
(8)	Includes 89,394 shares issuable on exercise of stock options.
(9)	Includes 15,000 shares issuable on exercise of stock options, 5,908 shares of restricted stock, and 255,806 shares owned by the William Blair Waltrip Trust, of which Mr. Waltrip is the trustee and beneficiary. Includes 26,250 shares owned by the Robert L. Waltrip 1992 Trust #1, of which Robert L. Waltrip, Jr., W. Blair Waltrip, and Holly Waltrip Benson are co-trustees. Includes 28,000 shares owned by the Waltrip 1987 Grandchildren’s Trust for the benefit of the grandchildren of R. L. Waltrip, of which W. Blair Waltrip and Robert L. Waltrip are as co-trustees, and as to which W. Blair Waltrip disclaims beneficial ownership.
(10)	Includes 3,212 shares of restricted stock, 20,787 shares owned by Mr. Harris’ wife and as to which the Estate of Mr. Harris disclaims beneficial ownership and 31,678 shares owned by the Pinke Lou Blair Estate Trust of which Mr. Harris’ wife is trustee and as to which the Estate of Mr. Harris disclaims beneficial ownership.
(11)	Includes 21,232 shares issuable on exercise of stock options, 2,776 shares of restricted stock, 19,198 shares owned by Mr. Style’s wife and 12,480 shares owned by a family limited partnership controlled by his wife. Mr. Styles disclaims beneficial ownership of the shares owned by his wife and the family limited partnership.
(12)	Includes 30,000 shares issuable on exercise of stock options and 10,354 shares of restricted stock.
(13)	Includes 10,000 shares issuable on exercise of stock options and 5,908 shares of restricted stock.
(14)	Includes 10,000 shares owned by the Duncan Investors Partnership. Mr. Duncan disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Includes 5,000 shares issuable on exercise of stock options and 5,527 shares of restricted stock.
(15)	Includes 10,000 shares issuable on exercise of stock options and 5,527 shares of restricted stock.
(16)	Includes 10,000 shares issuable on exercise of stock options and 10,000 shares of restricted stock.
(17)	Includes 5,000 shares issuable on exercise of stock options and 4,776 shares of restricted stock.
(18)	Includes 5,000 shares issuable on exercise of stock options and 4,970 shares of restricted stock.
(19)	Mr. Stone does not individually hold or otherwise beneficially own any securities of SMHG. He is a member of Endowment Capital Group, LLC, one or more affiliates of which own certain securities of SMHG, all of which are subject to the sole voting and the sole investment authority of Mr. Timon. Mr. Stone does not exercise any voting, investment, or other authority with respect to common stock of SMHG separately reported by Mr. Timon.
(20)	Includes 295,626 shares issuable on exercise of stock options, 71,053 shares of restricted stock and 235,372 shares beneficially owned by the Estate of Titus H. Harris, Jr.

DESCRIPTION OF OUR CAPITAL STOCK

Our articles of incorporation authorize us to issue 110,000,000 shares of stock, consisting of 10,000,000 shares of preferred stock, par value $0.10 per share, none of which is outstanding, and 100,000,000 shares of common stock, par value $0.01 per share, 19,266,189 shares of which were issued and outstanding as of September 28, 2006. The following is a summary description of our capital stock and is qualified in its entirety by reference to applicable provisions of our articles of incorporation and bylaws.

Common Stock

Each holder of our common stock is entitled to one vote for each share of common stock owned of record in the election of directors and on all other matters on which shareholders are entitled or permitted to vote. Holders of our common stock do not have cumulative voting rights. Therefore, subject to any voting rights that may be later granted to holders of our preferred stock, under our bylaws, holders of a plurality of the shares of common stock present in person or represented by proxy at the meeting and entitled to vote can elect all of our directors. Subject to the rights of any outstanding series of our preferred stock, the common shareholders are entitled to dividends when and if declared by our board of directors out of funds legally available for that purpose. Our common stock is not subject to any calls or assessments. Upon liquidation or dissolution, common shareholders are entitled to share ratably in all net assets distributable to shareholders after payment of any liquidation preferences to holders of our preferred stock. Holders of our common stock have no redemption, conversion, or preemptive rights.

Preferred Stock

We can issue shares of our preferred stock without shareholder approval. Our board can issue up to 10,000,000 shares of preferred stock in one or more series and can determine, for any series of preferred stock, the terms and rights of the series, including:

•	the number of shares, designation, and stated value of the series;

•	the rate and times at which dividends will be payable on shares of the series, and the status of dividends as cumulative or non-cumulative and as participating or non-participating;

•	the voting rights, if any, for shares of the series;

•	any prices, times, and terms at or on which shares of the series may be redeemed;

•	any rights and preferences of shares of the series upon any liquidation, dissolution, or winding up of our affairs or any distribution of our assets;

•	any rights to convert shares of the series into, or exchange shares of the series for, shares of any other class of our stock;

•	the terms of any retirement or sinking fund for shares of the series;

•	any limitations on the payment of dividends or making of distributions on, or the acquisition of, our common stock or any other junior class of stock;

•	any conditions or restrictions on our indebtedness or issuances of any additional stock; and

•	any other powers, preferences, and relative, participating, optional, and other special rights, and their limitations.

Any issuance of our preferred stock may adversely affect the voting powers or rights of the holders of our common stock.

Certain Anti-Takeover Matters

Our articles of incorporation and bylaws contain provisions that could impede our acquisition by a tender or exchange offer, a proxy contest, or otherwise. This summary of these provisions is subject to the pertinent sections of our articles of incorporation and bylaws and the Texas Business Corporation Act.

Preferred Stock.  Our board may issue a series of our preferred stock that could, depending on its terms, impede the completion of a merger, tender offer, or other takeover attempt. Any board decision to issue such stock will be based on the board’s judgment as to the best interests of the company and its shareholders. Our board may issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror could otherwise change the composition of the board of directors, including a tender or exchange offer or other transaction that some, or a majority, of our shareholders might believe to be in their best interests, or in which shareholders might receive a premium for their stock over its then-market price.

Removal of Directors.  Our articles of incorporation provide that directors may be removed only for cause, and then only by the affirmative vote of holders of at least two-thirds of all outstanding voting stock.

Shareholder Meetings.  Our articles of incorporation provide that our shareholders can act at an annual or special meeting. The articles are silent as to shareholder action by written consent in lieu of a meeting. Therefore, under Texas law, shareholder action by less than unanimous consent is not permitted. Our articles of incorporation and bylaws provide that special meetings of shareholders may be called only by a majority of the board of directors, the chairman of the board, or the president. The business that may be conducted at any special meeting of shareholders is limited to the business brought before the meeting as set forth in the notice of the meeting. These provisions would prevent non-director shareholders from taking action by written consent or otherwise without proper notice to the board.

Our bylaws require advance notice to us of any business to be brought by a shareholder before an annual meeting of shareholders and establish procedures to be followed by shareholders in nominating persons for election to our board. Generally, these provisions require written notice to the secretary of the company by a shareholder: (1) if the shareholder proposes to bring any business before an annual meeting, and (2) if the shareholder wants to nominate any person for election to our board of directors, in each case not less than 60 nor more than 180 days before the anniversary date of the immediately preceding annual meeting of shareholders (with certain exceptions if the date of the annual meeting is different by more than specified periods from the anniversary date). The shareholder’s notice must set forth specific information regarding the shareholder and his business and director nominee, as described in our bylaws.

Anti-Takeover Statutes.  As a Texas corporation, we are subject to Article 13 of the Texas Business Corporation Act. In general, Article 13 prevents an “affiliated shareholder” (defined generally as a person owning 20% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (as the act defines that term) with a Texas corporation for three years following the date the person became an affiliated shareholder unless:

•	before the person became an affiliated shareholder, the board of directors of the corporation approved the transaction in which the affiliated shareholder became interested or approved the business combination; or

•	following the transaction in which the person became an affiliated shareholder, the business combination was approved by the board of directors of the corporation and authorized by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation not owned by the affiliated shareholder at a meeting of shareholders duly called not less than six months after the transaction in which the affiliated shareholder became affiliated.

Article 13’s restrictions do not apply to business combinations with an affiliated shareholder who became affiliated through a transfer of shares by will or intestate succession and was continuously affiliated until the business combination announcement date or business combinations involving a domestic wholly owned subsidiary not affiliated with the affiliated shareholder other than through his interest in the parent corporation.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services, Cleveland, Ohio.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement between us, the selling shareholders, and Jefferies & Company, Inc. and Sandler O’Neill & Partners, L.P., each of the underwriters named below has severally agreed to purchase, and we have agreed to sell to each named underwriter, the number of shares of common stock set forth opposite its name in the following table.

Underwriter	Number of Shares
Jefferies & Company, Inc.	3,250,000
Sandler O’Neill & Partners, L.P.	1,750,000

Total	5,000,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares offered by us are subject to the satisfaction of some conditions. The underwriters are obligated to purchase all of the shares offered, other than the shares covered by the over-allotment option described below, if any of the shares are purchased. The underwriting agreement also provides that, in the event of a default by an underwriter, in some circumstances the purchase commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover of this prospectus and to some dealers at that price less a concession not in excess of $0.42 per share. The underwriters may allow, and those dealers may reallow, a discount not in excess of $0.10 per share to other dealers. After this offering, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the underwriters.

The selling shareholders have granted the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to 750,000 additional shares at the public offering price less the underwriting discount set forth on the cover of this prospectus. The underwriters may exercise this option solely to cover any over-allotments. We will not receive any of the proceeds from the sale of shares by the selling shareholders.

The following table shows the per share and total underwriting discounts to be paid to the underwriters by us and the selling shareholders and the offering proceeds, before expenses, to us and the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 750,000 additional shares.

	Per Share	Total Without Exercise of Option	Total With Full Exercise of Option

Public offering price	$12.50	$62,500,000	$71,875,000

Underwriting discounts payable by us	$0.75	$3,750,000	$3,750,000

Underwriting discounts payable by the selling shareholders	$0.75	$—	$562,500

Proceeds to us before expenses	$11.75	$58,750,000	$58,750,000

Proceeds to selling shareholders before expenses	$11.75	$—	$8,812,500

We estimate that the total expenses related to this offering payable by us, excluding the underwriting discount, will be approximately $500,000. The selling shareholders will pay the underwriting discount related to any shares sold by them in this offering.

This offering of our common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of the shares of our common stock in whole or in part. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make because of any of those liabilities.

We, our executive officers, and our directors have agreed, subject to limited exceptions, for a period of 90 days after the date of this prospectus, not to offer, sell, contract to sell, pledge or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of our common stock either owned as of the date of this prospectus or thereafter acquired without the prior written consent of Jefferies & Company, Inc. This 90-day period may be extended if (1) during the last 17 days of the 90-day period, we issue an earnings release or material news or a material event regarding us occurs or (2) prior to the expiration of the 90-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period. The period of such extension will be 18-days, beginning on the issuance of the earnings release or the occurrence of the material news or material event. Jefferies & Company, Inc. may, in its sole discretion and at any time or from time to time before the termination of the lock-up period, without notice, release all or any portion of the securities subject to lock-up agreements. With the exception of the underwriters’ over-allotment option, there are no existing agreements between Jefferies & Company, Inc. and us or any of our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

A prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors. Upon receipt of a request by an investor or his or her representative, we will transmit, or will cause the underwriter to transmit, a paper copy of any such prospectus in electronic format to such investor or representative.

We have been advised by the underwriters that, in accordance with the SEC’s Regulation M, some persons participating in this offering may engage in transactions, including syndicate covering transactions, stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares at a level above that which might otherwise prevail in the open market.

A “syndicate covering transaction” is a bid for or the purchase of shares on behalf of the underwriters to reduce a syndicate short position incurred by the underwriters in connection with this offering. The underwriters may create a short position by making short sales of our shares and may purchase shares in the open market to cover syndicate short positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Short sales can either be “covered” or “naked.” “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from the selling shareholders in this offering. “Naked” short sales are sales in excess of the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. If the underwriters create a syndicate short position, they may choose to reduce or “cover” that short position by either exercising all or part of the over-allotment option to purchase additional shares from us or by engaging in “syndicate covering transactions.” The underwriters must close out any naked short position by purchasing shares in the open market. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares through the over-allotment option.

A “stabilizing bid” is a bid for the purchase of shares on behalf of the underwriters for the purpose of fixing or maintaining the price of our common stock. A “penalty bid” is an arrangement that permits the underwriters to reclaim the selling concession from an underwriter or syndicate member when shares sold by such underwriter or syndicate member are purchased by the underwriters in a stabilizing or syndicate covering transaction and, therefore, have not been effectively placed by the underwriter or syndicate member.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the market price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. These transactions may be conducted on the Nasdaq Global Market or otherwise.

In connection with this offering, the underwriters may also engage in passive market making transactions in our common stock on the Nasdaq Global Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

The underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking, financial advisory and other services to us and our affiliates, for which services they have received, and may in the future receive, customary fees. In the course of their businesses, the underwriters and their affiliates may actively trade our securities for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities.

LEGAL MATTERS

Certain legal matters with respect to the validity of the shares of common stock offered hereby will be passed upon for us and the selling shareholders by Thompson & Knight LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Alston & Bird LLP.

EXPERTS

The consolidated financial statements of Sanders Morris Harris Group Inc. as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 have been included or incorporated by reference herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Here are ways you can review and obtain copies of this information:

What is Available	Where to Get it
Paper copies of information	SEC’s Public Reference Room 100 F Street, N.E. Room 1080 Washington, D.C. 20549

On-line information, free of charge	SEC’s Internet website at www.sec.gov

Information about the SEC’s Public Reference Room	Call the SEC at 1-800-SEC-0330

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 relating to the securities covered by this prospectus. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the securities. This prospectus does not contain all of the information set forth in the registration statement. Whenever a reference is made in this prospectus to a contract or other document, the reference is only a summary and you should refer to the exhibits that form a part of the registration statement for a copy of the contract or other document. You can get a copy of the registration statement, at prescribed rates, from the sources listed above. The registration statement and the documents referred to below under “Incorporation of Certain Documents by Reference” are also available on our Internet website, www.smhgroup.com, under “Corporate Profile Investor Relations – Investor Relations — SEC.” You can also obtain these documents from us, without charge (other than exhibits, unless the exhibits are specifically incorporated by reference), by requesting them in writing or by telephone at the following address:

Sanders Morris Harris Group Inc.

600 Travis, Suite 3100

Houston, Texas 77002

(713) 224-3100

Attn: Rick Berry

Internet Website: www.smhgroup.com

Information contained on our Internet website does not constitute a part of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by other information that is included or incorporated by reference into this prospectus.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC (File No. 0-30066). These documents contain important information about us:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006;

•	Our Current Reports on Form 8-K filed with the SEC on March 9, 2006, May 11, 2006, July 28, 2006, August 9, 2006, and August 18, 2006; and

•	The description of capital stock contained in our Registration Statement on Form 8-A/A filed on May 25, 2006.

We incorporate by reference any additional documents that we may file with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (other than those “furnished” pursuant to Item 2.02 or Item 7.01 or disclosures made in accordance with Regulation FD on Item 8.01 in any Current Report on Form 8-K or other information “furnished” to the SEC) from the date of the registration statement of which this prospectus is part until the termination of the offering of the securities. These documents may include annual, quarterly and current reports, as well as proxy statements. Any material that we later file with the SEC will automatically update and replace the information previously filed with the SEC.

For purposes of this prospectus, any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement in such document.

SANDERS MORRIS HARRIS GROUP INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheet

(in thousands, except share and per share amounts)

	June 30, 2006	December 31, 2005
	(unaudited)
ASSETS
Cash and cash equivalents	$10,670	$14,612
Receivables, net of allowance of $519 and $512, respectively
Broker-dealers	733	753
Customers	10,980	9,537
Related parties	4,658	6,227
Other	4,365	1,815
Deposits with clearing brokers	1,078	1,073
Securities owned	202,053	73,657
Securities available for sale	1,764	1,884
Furniture and equipment, net	11,732	9,673
Other assets and prepaid expenses	2,318	2,050
Goodwill, net	80,009	84,398

Total assets	$330,360	$205,679

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Accounts payable and accrued liabilities	$19,468	$21,881
Borrowings	15,080	10,706
Deferred tax liability, net	1,894	2,408
Securities sold, not yet purchased	96,548	8,168
Payable to clearing broker-dealers	32,780	17
Other liabilities	33	33

Total liabilities	165,803	43,213

Commitments and contingencies
Minority interests	8,911	7,781
Shareholders’ equity:
Preferred stock, $.10 par value; 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $.01 par value; 100,000,000 shares authorized; 19,897,625 and 19,634,260 shares issued, respectively	199	196
Additional paid-in capital	136,448	134,004
Retained earnings	22,426	23,936
Accumulated other comprehensive income	54	30
Treasury stock at cost, 739,402 shares	(3,481)	(3,481)

Total shareholders’ equity	155,646	154,685

Total liabilities and shareholders’ equity	$330,360	$205,679

The accompanying notes are an integral part of these condensed consolidated financial statements.

SANDERS MORRIS HARRIS GROUP INC. AND SUBSIDIARIES

Condensed Consolidated Statement of Income

(in thousands, except share and per share amounts)

(unaudited)

	Six Months Ended June 30,
	2006	2005
Revenues:
Commissions	$30,009	$21,436
Investment banking	21,991	14,181
Investment advisory and related services	17,380	13,107
Principal transactions	10,716	4,071
Interest and dividends	3,535	2,320
Other income	2,983	1,724

Total revenues	86,614	56,839

Expenses:
Employee compensation and benefits	53,426	34,210
Floor brokerage, exchange and clearance fees	3,779	2,192
Communications and data processing	4,548	3,996
Occupancy	5,550	4,011
Interest	1,106	43
Goodwill impairment charge	4,456	—
Other general and administrative	11,549	6,304

Total expenses	84,414	50,756

(Loss) income before equity in income of limited partnerships, minority interests, and income taxes	2,200	6,083
Equity in income of limited partnerships	2,573	2,402

(Loss) income before minority interests and income taxes	4,773	8,485
Minority interests in net income of consolidated companies	(3,022)	(1,625)

(Loss) income before income taxes	1,751	6,860
(Benefit) provision for income taxes	693	2,802

Net (loss) income	$1,058	$4,058

(Loss) earnings per share:
Basic	$0.06	$0.22

Diluted	$0.05	$0.21

Weighted average common shares outstanding:
Basic	19,054,114	18,455,976

Diluted	19,531,875	19,086,352

The accompanying notes are an integral part of these condensed consolidated financial statements.

SANDERS MORRIS HARRIS GROUP INC. AND SUBSIDIARIES

Condensed Consolidated Statement of Shareholders’ Equity

For the six months ended June 30, 2006

(in thousands, except shares)

(unaudited)

	Amounts		Shares
Common stock
Balance, beginning of period	$196		19,634,260
Stock issued pursuant to employee benefit plan	3		263,365

Balance, end of period	199		19,897,625

Additional paid-in capital
Balance, beginning of period	134,004
Stock issued pursuant to employee benefit plan, including tax benefit	1,362
Amortization of restricted stock grants	1,067
Collection of receivable for shares issued	15

Balance, end of period	136,448

Retained earnings
Balance, beginning of period	23,936
Dividends ($0.135 per share)	(2,568)
Net income	1,058	1,058

Balance, end of period	22,426	1,058

Accumulated other comprehensive loss
Balance, beginning of period	30
Net change in unrealized appreciation on securities available for sale	38	38
Income tax expense on change	(14)	(14)

Balance, end of period	54	24

Comprehensive income		1,082

Treasury stock
Balance, beginning of period	(3,481)		(739,402)

Balance, end of period	(3,481)		(739,402)

Total shareholders’ equity and common shares outstanding	$155,646		19,158,223

The accompanying notes are an integral part of these condensed consolidated financial statements.

SANDERS MORRIS HARRIS GROUP INC. AND SUBSIDIARIES

Condensed Consolidated Statement of Cash Flows

For the six months ended June 30, 2006 and 2005

(in thousands)

(unaudited)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,058	$4,058
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Realized (gain) loss on securities available for sale	(9)	5
Depreciation	1,403	954
Provision for bad debts	214	54
Compensation expense related to amortization of restricted stock grants	1,067	923
Goodwill impairment charge	4,456	—
Deferred income taxes	(528)	(1,096)
Equity in income of limited partnerships	(2,573)	(2,402)
Minority interests in income of consolidated companies	3,022	1,624
Change in receivables	(2,618)	(1,028)
Change in deposits with clearing brokers	(5)	(1,223)
Change in securities owned	(125,823)	6,581
Change in other assets	(268)	106
Change in securities sold, not yet purchased	88,380	(3,382)
Change in payable to clearing broker-dealers	32,763	1,346
Change in other liabilities	—	(34)
Change in accounts payable and accrued liabilities	(2,480)	(6,064)

Net cash (used in) provided by operating activities	(1,941)	422

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(3,462)	(1,401)
Acquisitions, net of cash acquired of $0 and $421, respectively	—	(16,129)
Purchase of securities available for sale	—	(851)
Proceeds from sales and maturities of securities available for sale	167	71

Net cash used in investing activities	(3,295)	(18,310)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from shares issued	965	1,790
Tax benefit of stock options exercised	400	548
Collection of receivable for shares issued	15	—
Proceeds from borrowings	7,844	10,500
Repayment of borrowings	(3,470)	—
Investments by minority interests	40	41
Distributions to minority interests	(1,932)	(890)
Payments of cash dividends	(2,568)	(1,495)

Net cash provided by financing activities	1,294	10,494

Net decrease in cash and cash equivalents	(3,942)	(7,394)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	14,612	21,678

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$10,670	$14,284

Supplemental cash flow information:
Cash paid for income taxes, net	$733	$4,576
Cash paid for interest	388	—
Noncash activities:
Acquisitions and consolidation:
Fixed assets	—	338
Other assets	—	273
Goodwill	68	22,685
Accounts payable and accrued liabilities	(68)	(808)
Minority interest	—	(109)

The accompanying notes are an integral part of the condensed consolidated financial statements.

SANDERS MORRIS HARRIS GROUP INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(unaudited)

1. BASIS OF PRESENTATION

Nature of Operations

Through its operating subsidiaries Sanders Morris Harris Inc. (“Sanders Morris Harris” or “SMH”), Salient Capital Management, LLC (“Salient”), SMH Capital Advisors, Inc. (“SMCA”), Charlotte Capital, LLC, The Edelman Financial Center, LLC (“Edelman”), and Select Sports Group, Ltd (“SSG”), Sanders Morris Harris Group Inc. (“SMHG” or “the Company”) provides a broad range of financial and other professional services, including asset and wealth management (including investment advice and management, financial planning, trust related services, sports representation and management), investment and merchant banking, and institutional services (including institutional sales and trading, prime brokerage, and research). The Company serves a diverse group of institutional, corporate, and individual clients.

The Company merged with and acquired its operating subsidiaries from 1999 through 2005. The acquisitions were accounted for using the purchase method and accordingly, results of an acquired entity are included in the Company’s condensed consolidated financial statements from the date of acquisition. As a result the current period results are not comparable to the prior periods.

Consolidation

The unaudited condensed consolidated financial statements of the Company include the accounts of its subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

In management’s opinion, the unaudited condensed consolidated financial statements include all adjustments necessary for a fair presentation of our consolidated financial position at June 30, 2006, our results of operations for the three and six months ended June 30, 2006 and 2005, and our cash flows for the six months ended June 30, 2006 and 2005. All adjustments are of a normal recurring nature. Interim results are not necessarily indicative of results for a full year.

These financial statements and notes should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2005.

Effects of Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123R, Share-Based Payment (Revised 2004). SFAS No. 123R established standards for the accounting for transactions in which an entity (1) exchanges its equity instruments for goods or services, or (2) incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of the equity instruments. SFAS No. 123R eliminated the ability to account for stock-based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the date of the grant. SFAS No. 123R was effective for the Company on January 1, 2006. The Company transitioned to fair value based accounting for stock-based compensation using a modified version of prospective application (“modified prospective application”). Under modified prospective application the Company applies SFAS No. 123R to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered (generally referring to non-vested awards) that were outstanding as of January 1, 2006 must be recognized as the remaining requisite service is rendered during the period of and/or the periods after the adoption of SFAS No. 123R. The attribution of compensation cost for those earlier awards is based on the same method and on the same grant-date fair values previously determined for the pro forma disclosures required for companies that did not adopt the fair value accounting method for stock-based employee compensation. As a result of the adoption of SFAS No. 123R, the Company recognized additional pretax compensation cost of $34,000 in the first six months of 2006 for stock-based compensation awards outstanding as of December 31, 2005, for which the requisite service was not fully rendered prior to January 1, 2006. Approximately $93,000 remains to be recognized over 1.20 weighted average years. Future levels of compensation cost recognized related to stock-based compensation awards (including the aforementioned expected costs during the period of adoption) may be impacted by new awards and/or modifications, repurchase and cancellations of existing awards before and after the adoption of this standard. (See Note 11.)

In June 2005 the Emerging Issues Task Force (EITF) issued EITF No. 04-5, Investor’s Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights. In conjunction with EITF No. 04-5, the FASB staff is planning to amend SOP 78-9, Accounting for Investments in Real Estate Ventures to be consistent with EITF No. 04-5. SOP 78-9-1, Interaction of AICPA Statement of Position 78-9 and EITF No. 04-5, presumes that a general partner controls a limited partnership and therefore should consolidate the partnership. This presumption can be overcome if the limited partners have kick-out or substantive participating rights. As all of the limited partnerships for which we act as general partner have kick-out or substantive participating rights, the impact that these new accounting standards had on our consolidated financial statements was minimal. The effective date of SOP 78-9-1 and EITF No. 04-5 was January 1, 2006 for existing limited partnerships. EITF 04-5 and SOP 78-9-1 was effective immediately for new and modified limited partnerships.

On July 13, 2006, FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109, was issued. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is a recognition process whereby the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is a measurement process whereby a tax position that meets the more-likely-than-not recognition threshold is calculated to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. Earlier application is permitted as long as the enterprise has not yet issued financial statements, including interim financial statements, in the period of adoption. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The Company is evaluating the impact that the pronouncement will have on its condensed consolidated financial statements.

Reclassifications

Certain reclassifications have been made to the 2005 condensed consolidated financial statements to conform them to the 2006 presentation. The reclassifications had no effect on retained earnings, results of operations or cash flows as previously reported.

2. ACQUISITIONS AND DISPOSITION

On May 10, 2005, the Company acquired a 51% interest in The Edelman Financial Center, LLC, one of the leading financial planning firms in the country. The Company will acquire the remaining 49% of Edelman over four years. Edelman, based in Fairfax, Virginia, manages over $2.7 billion in assets. At the initial closing, SMHG bought 51% of the outstanding membership units of Edelman (“the First Tranche Units”). The Company paid $12.5 million, in a combination of cash and shares of the Company’s common stock for the First Tranche Units. The consideration for the First Tranche Units is subject to later adjustment (the “Earn-Out Consideration”) based on a multiple of the pretax income of Edelman for the period of October 1, 2005 through September 30, 2006. The multiple used to calculate the Earn-Out Consideration will also be based upon the level of pretax income for the period. The Earn-Out Consideration will be paid 50% in cash and 50% in the Company’s common stock.

In May 2008, the Company will purchase an additional 25% membership interest in Edelman. The Company will pay an amount equal to 25% of a multiple of between 8 and 11 times Edelman’s pretax income for the fiscal year ending December 31, 2007 (the “Second Tranche Consideration”). The multiple will be determined based upon the compound annual growth rate of Edelman’s pretax income over a specified period. The Second Tranche Consideration will be paid in a combination of cash and the Company’s common stock.

In May 2009, the Company will purchase all of the remaining issued and outstanding membership interests of Edelman. The Company will pay an amount equal to 24% of a multiple of between 8 and 11 times Edelman’s pretax income for the fiscal year ending December 31, 2008 (the “Third Tranche Consideration”). The multiple will be determined based upon the compound annual growth rate of Edelman’s pretax income over a specified period. The Third Tranche Consideration will also be paid in a combination of cash and the Company’s common stock.

At the initial closing, the Company advanced an additional $7.5 million, in a combination of cash and the Company’s common stock, as a nonrefundable credit against future payments for the Earn-Out Consideration, the Second Tranche Consideration, and the Third Tranche Consideration. Also, the aggregate issuances of common stock may never exceed 20% of the total number of shares of the Company’s common stock issued and outstanding on the initial closing date. The shares of common stock issued were not registered in reliance upon the exemption provided in Section 4(2) of the Securities Act of 1933.

The acquisition was accounted for as a purchase, and accordingly, the financial information of Edelman has been included in the Company’s consolidated financial statements from May 10, 2005. Consideration of $20.0 million, consisting of the initial consideration of $12.5 million and the $7.5 million nonrefundable credit against future payments, exceeded the fair market value of identifiable net tangible assets by approximately $20.2 million, which has been recorded as goodwill.

On April 15, 2005, the Company acquired a 50% interest in an investment advisory business of two financial advisors who are based in Colorado Springs, Colorado. The customer accounts were added to those of Sanders Morris Harris and the business operates as SMH Colorado. As the Company may exercise control to a degree greater than its voting interests, the acquisition was accounted for as a purchase, and accordingly, the financial information of SMH Colorado has been included in the Company’s consolidated financial statements from April 15, 2005. The consideration of $2.5 million, consisting of a combination of cash and shares of the Company’s common stock, exceeded the fair market value of identifiable net tangible assets by $2.5 million, which has been recorded as goodwill.

On April 1, 2005, the Company sold its Douglas, Noyes division to a third party. The Company retained cash, receivables, and fixed assets, as well as all accounts payable and accrued liabilities associated with Douglas, Noyes. In April 2006 and continuing thereafter, the Company receives a portion of the investment advisory fees earned by Douglas, Noyes. SMHG recorded no gain or loss on the sale of Douglas, Noyes. Douglas, Noyes, based in New York City provides investment management services.

3. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased as of June 30, 2006 and December 31, 2005 were as follows:

	June 30, 2006		December 31, 2005
	Owned	Sold, Not Yet Purchased	Owned	Sold, Not Yet Purchased
	(in thousands)		(in thousands)
	(unaudited)		(unaudited)
Marketable:
U.S. government and agency	$85,402	$60,846	$4,619	$2,019
Corporate stocks and options	31,364	10,849	18,096	6,149
Corporate bonds	39,788	24,853	7,933	—

	156,554	96,548	30,648	8,168
Not readily marketable:
Partnerships	35,752	—	34,108	—
Corporate stocks and warrants	9,747	—	8,901	—

	$202,053	$96,548	$73,657	$8,168

The increase in securities owned and securities sold, not yet purchased is due primarily to the trading portfolio of the Fixed Income National division, which began operations in January 2006.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. Not readily marketable securities consist of investments in limited partnerships, equities, options, and warrants. The investments in limited partnerships are accounted for using the equity method, which approximates fair value, and principally consist of Environmental Opportunities Fund, L.P., Environmental Opportunities Fund II, L.P., Environmental Opportunities Fund II (Institutional), L.P., Corporate Opportunities Fund, L.P., Corporate Opportunities Fund (Institutional), L.P., Sanders Opportunity Fund, L.P., Sanders Opportunity Fund (Institutional), L.P., Tactical Opportunities High Yield Fund, L.P., Life Sciences Opportunity Fund, L.P., Life Sciences Opportunity Fund (Institutional), L.P., Life Sciences Opportunities Fund II, L.P., Life Sciences Opportunities Fund (Institutional) II, L.P., 2003 Houston Energy Partners, L.P., 2005 Houston Energy Partners, L.P., Concept Capital, LLC, Select Sports Group, Ltd., Endowment Advisors, L.P., SMH Private Equity Group I, L.P., Salient Enhanced Credit Fund, L.P., Salient Total Return Fund, L.P., and Global Hedged Equity Fund, L.P.

4. SECURITIES AVAILABLE FOR SALE

Securities available for sale at June 30, 2006 were as follows:

	Amortized Cost	Gross Unrealized		Estimated Fair Value
		Gains	Losses
	(in thousands)
U.S. Government and agency obligations	$966	$5	$(13)	$958
Corporate bonds	251	—	(1)	250
Marketable equity securities	459	97	—	556

Total	$1,676	$102	$(14)	$1,764

The contractual maturities of debt securities available for sale at June 30, 2006, were as follows (in thousands):

Due before 5 years	$986
Due after 25 years through 30 years	$222

Gross realized gains on sales of securities available for sale were $9,000 for the six months ended June 30, 2006 and $6,000 for the six months ended June 30, 2005. Gross realized losses on securities available for sale were $0 for the six months ended June 30, 2006 and $11,000 for the six months ended June 30, 2005.

The Company has pledged securities valued at $275,000 to the bank commissioner of the state of Oklahoma to secure its performance of fiduciary duties for trust activities in that state.

5. INCOME TAXES

The differences between the effective tax rate reflected in the income tax (benefit) provision from operations and the statutory federal rate were as follows:

	Six Months Ended June 30,
	2006	2005
	(in thousands)
Tax computed using the statutory rate	$595	$2,401
State income taxes and other	98	401

Total	$693	$2,802

6. BORROWINGS

During May 2005, the Company entered into a $15.0 million revolving credit facility with a bank. The line of credit expires in May 2007, unless extended. Borrowings under the line of credit bear interest based on LIBOR. The interest rate on the Company’s borrowings ranged from 5.85% to 6.68% during 2006. The credit facility is secured by a pledge of ownership interests in two of the Company’s subsidiaries. Debt covenants require the Company to maintain certain debt-to-EDITDA and liquidity to funded debt ratios, as well as minimum assets under management. At June 30, 2006, the Company was in compliance with all covenants. The outstanding balance on the line of credit was $13.0 million at June 30, 2006.

During December 2005, Salient entered into a $2.5 million revolving credit facility with a bank. The line of credit expires in December 2007. Borrowings under the line of credit bear interest based on LIBOR. The interest rate of Salient’s borrowings ranged from 6.03% to 6.99% during 2006. The credit facility is unsecured and not subject to financial covenants; however, SMHG and the principals of Salient guarantee payment. The outstanding balance on the line of credit was $580,000 at June 30, 2006.

During December 2005, Edelman entered into a $1.5 million construction loan agreement with a bank. Proceeds from the loan were used to build out Edelman’s new office facilities. The loan is not subject to financial covenants and is secured by Edelman’s property and other assets and guaranteed by Mr. Edelman and SMHG. Beginning in January 2006 and ending in December 2006, interest will be paid in monthly installments at an interest rate, which is based on prime. The interest rate on Edelman’s borrowings ranged from 6.75% to 7.75% during 2006. Principal and interest payments will be made in equal monthly installments beginning in January 2007 and ending in December 2013. At June 30, 2006, the outstanding balance on the loan was $1.5 million.

7. COMMITMENTS AND CONTINGENCIES

In April 2004, the Company acquired a 69% interest in Charlotte Capital from a previous investor. Employees of Charlotte Capital retained a 31% ownership interest in the firm. Employees of Charlotte Capital can earn up to an additional 9% ownership interest by achieving specified revenue run rates during the 36-month period beginning January 1, 2006 and ending December 31, 2009. No additional consideration has been earned as of June 30, 2006.

The Company has issued letters of credit in the amounts of $1.2 million, $199,000, $144,000, and $92,000 to the owners of four of the offices that we lease to secure payment of our lease obligations for those facilities. The Company has issued a letter of credit in the amount of $100,000 to secure the payment of the deductible portion of the Company’s workers compensation insurance policy.

The Company has uncommitted financing arrangements with clearing brokers that finance our customer accounts, certain broker-dealer balances, and firm trading positions. Although these customer accounts and broker-dealer balances are not reflected on the consolidated balance sheet for financial accounting reporting purposes, the Company has generally agreed to indemnify these clearing brokers for losses they may sustain in connection with the accounts, and therefore, retains risk on these accounts. The Company is required to maintain certain cash or securities on deposit with our clearing brokers.

In the normal course of business, the Company enters into underwriting commitments. There were no firm underwriting commitments open at June 30, 2006.

The NASD initially conducted an inspection of our prime brokerage and private investment or hedge fund support operations based in our New York office in November 2004. Subsequent to such inspection, the NASD opened an investigation and requested the production of additional documents and materials on twelve occasions in 2005 and 2006 with respect to our prime brokerage and related hedge fund operations and has conducted formal interviews of a number of our employees involved in these operations. On August 16, 2006, Sanders Morris Harris received a “Wells letter” notification from the staff of the NASD, which states that the staff of the NASD has made a preliminary determination to recommend that disciplinary action be brought against Sanders Morris Harris and four of its employees based on alleged violations of certain conduct rules of the NASD, including NASD Conduct Rule 2110 relating to the alleged improper payment of soft dollar commissions to a fund manager and relating to the alleged improper sharing of commissions by two employees contrary to a written contract with an investment adviser and representations to the investors in one private investment partnership; NASD Conduct Rule 2210 relating to the content of hedge fund advertising materials; SEC Rule 17a-4 and NASD Conduct Rules 2210 and 3110 relating to the retention of certain email, instant messages, and advertising materials; NASD Conduct Rules 1031 and 2110 relating to the activities of an unregistered employee; and NASD Conduct Rules 2110 and 3010 relating to SMH’s written supervisory procedures for its hedge fund and prime brokerage operations. Under the Wells procedure, Sanders Morris Harris has an opportunity to respond to the NASD before any action is taken against it. SMH intends to respond and will seek a prompt resolution of these matters although there is no assurance that a prompt resolution can be reached or that the ultimate impact on the Company will not be material. Discussions have commenced between the staff of the NASD and our legal counsel with respect to the alleged violations.

The Company is a party to various legal proceedings that are of an ordinary or routine nature incidental to our operations. The Company believes it has adequately reserved for such litigation matters and that they will not have a material adverse effect on consolidated financial position, results of operations or cash flows.

The Company and its subsidiaries have obligations under operating leases that expire by 2014 with initial noncancelable terms in excess of one year.

8. (LOSS) EARNINGS PER COMMON SHARE

Basic and diluted (loss) earnings per-share computations for the periods indicated were as follows:

	Six Months Ended June 30,
	2006	2005
	(in thousands, except per share amounts)
Computation of basic and diluted earnings per common share:
Net income	$1,058	$4,058

Weighted average common shares outstanding	19,054,114	18,455,976
Common shares issuable under stock option plan	831,335	911,896
Less shares assumed repurchased with proceeds	(353,574)	(281,520)

Weighted average common shares outstanding	19,531,875	19,086,352

Basic earnings per common share	$0.06	$0.22

Diluted earnings per common share	$0.05	$0.21

Outstanding stock options (22,500 for the six months ended June 30, 2006, and zero for the six months ended June 30, 2005) have not been included in diluted earnings per common share because to do so would have been antidilutive for the periods presented.

9. GOODWILL

During the six months ended June 30, 2006, the Company recognized goodwill impairment charges totaling $4.5 million related to its ownership of Charlotte Capital. The principal factor contributing to our decision to record the impairment charge related to the continuing decline of assets under management and to the fact that Charlotte Capital is not profitable at the current level of assets under management. Charlotte Capital’s assets under management declined from $429 million at December 31, 2004 to $173 million at June 30, 2006, primarily due to portfolio performance that has lagged the benchmark returns for the small and small/mid cap value styles that Charlotte Capital follows. Charlotte Capital provides investment management services to ten institutional investors, the loss of any one of which could have a material adverse impact on Charlotte Capital’s assets under management and, consequently, Charlotte Capital’s revenues and earnings.

10. BUSINESS SEGMENT INFORMATION

SMHG operates through four business segments: Asset and Wealth Management, which can be further divided into Asset Management and Retail Brokerage; Institutional Services, which can be further divided into Institutional Brokerage and Prime Brokerage; Investment Banking; and Corporate and Other. The business segments are based upon factors such as the services provided and distribution channels served. Certain services are provided to customers through more than one of our business segments.

Asset and Wealth Management

The Asset Management segment provides investment advisory, wealth and investment management, financial planning, and trust services to institutional and individual clients. The Company earns an advisory fee based on such factors as the amount of assets under management and the type of services provided. The asset management segment may also earn commission revenues from the sale of equity, fixed income, mutual fund, and annuity products; and sales credits from the distribution of investment banking issues. In addition, performance fees may be earned for exceeding performance benchmarks for the investment portfolios in the limited partnerships that we manage.

The Retail Brokerage segment distributes a range of financial products through its branch distribution network, including equity and fixed income securities, mutual funds, and annuities. Retail revenues consist of commissions and principal credits earned on equity and fixed income transactions in customer brokerage accounts, distribution fees earned from mutual funds, fees earned from managed accounts, and net interest on customers’ margin loan and credit account balances. Additionally, retail revenues include sales credits from investment banking transactions such as the distribution of underwritings that we co-manage or in which we participate and private placements of securities in which we serve as placement agent. The firm employs registered representatives and also licenses independent financial advisors.

Institutional Services

The Institutional Brokerage segment distributes equity and fixed income products through its distribution network to its institutional clients. Institutional revenues consist of commissions and principal credits earned on transactions in customer brokerage accounts, net interest on customers’ margin loan and credit account balances, and sales credits from the distribution of investment banking products.

The Prime Brokerage segment provides trade execution, clearing, custody and other back-office services to hedge funds and other professional traders. Prime broker revenues consist of commissions and principal credits earned on equity, and fixed income transactions; interest income from securities lending services to customers; and net interest on customers’ margin loan and credit account balances.

Investment Banking

The Investment Banking segment provides corporate securities underwriting, private financings, and financial advisory services. The Company participates in corporate securities distributions as a manager, co-manager or member of an underwriting syndicate or of a selling group in public offerings managed by other underwriters. Fees earned for our role as an advisor, manager, or underwriter are included in the investment banking segment. Sales credits associated with the distribution of investment banking products are reported in Retail Brokerage, Institutional Brokerage, or Asset Management depending on the relevant distribution channel.

Corporate and Other

The Corporate and Other segment include realized and unrealized gains and losses on the Company’s investment portfolios and interest and dividends earned on our cash and securities positions. Unallocated corporate revenues and expenses are included in Corporate and Other. Gains and losses from sports representation and management services performed by SSG are included in Corporate and Other.

The following summarizes certain financial information of each reportable business segment for the six months ended June 30, 2006 and 2005. SMHG does not analyze asset information in all business segments.

	Six Months Ended June 30,
	2006	2005
	(in thousands)
Revenues:
Asset and Wealth Management
Asset management	$29,220	$17,194
Retail brokerage	9,903	8,029

Asset and Wealth Management Total	39,123	25,223
Institutional Services
Institutional brokerage	13,563	12,857
Prime brokerage	16,168	8,877

Institutional Services Total	29,731	21,734
Investment banking	15,340	7,949
Corporate and other	2,420	1,933

Total	$86,614	$56,839

(Loss) income before equity in income of limited partnerships, minority interest and income taxes:
Asset and Wealth Management
Asset management	$7,484	$4,351
Retail brokerage	(955)	791

Asset and Wealth Management Total	6,529	5,142
Institutional Services
Institutional brokerage	(1,379)	1,639
Prime brokerage	1,120	998

Institutional Services Total	(259)	2,637
Investment banking	5,547	2,616
Corporate and other	(9,617)	(4,312)

Total	$2,200	$6,083

Equity in income of limited partnerships:
Asset and Wealth Management
Asset management	$2,122	$2,179
Retail brokerage	—	—

Asset and Wealth Management Total	2,122	2,179
Institutional Services
Institutional brokerage	—	—
Prime brokerage	—	—

Institutional Services Total	—	—
Investment banking	—	—
Corporate and other	451	223

Total	$2,573	$2,402

	Six Months Ended June 30,
	2006	2005
	(in thousands)
Minority interests in net income of consolidated companies:
Asset and Wealth Management
Asset management	(3,022)	(1,553)
Retail brokerage	—	—

Asset and Wealth Management Total	(3,022)	(1,553)
Institutional Services
Institutional brokerage	—	—
Prime brokerage	—	—

Institutional Services Total	—	—
Investment banking	—	—
Corporate and other	—	(72)

Total	$(3,022)	$(1,625)

(Loss) income before income taxes:
Asset and Wealth Management
Asset management	$6,584	$4,977
Retail brokerage	(955)	791

Asset and Wealth Management Total	5,629	5,768
Institutional Services
Institutional brokerage	(1,379)	1,639
Prime brokerage	1,120	998

Institutional Services Total	(259)	2,637
Investment banking	5,547	2,616
Corporate and other	(9,166)	(4,161)

Total	$1,751	$6,860

11. ACCOUNTING FOR STOCK BASED COMPENSATION PLANS

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123R, Share-Based Payment (Revised 2004), which requires the Company to recognize the cost of all stock-based compensation in its consolidated financial statements. The Company’s equity-classified awards are measured at grant-date fair value and are not subsequently remeasured. The valuation of equity instruments underlying stock-based compensation, and the period during which the expense is recognized is based on assumptions related to stock volatility, interest rates, vesting terms, and dividend yields. Changes in these assumptions, including forfeiture rates, could have significant impacts on the expense recognized. The Company recognized additional pretax compensation expense of $67,000 during the second quarter of 2006, and $85,000 for the six months ended June 30, 2006 as a result of the adoption of SFAS No. 123R, which includes compensation expense relating to stock-based compensation awards outstanding as of December 31, 2005 and grants made subsequent to December 31, 2005.

The following table illustrates the pro forma effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123 for the six months ended June 30, 2005 (in thousands, except per share amounts):

Net income as reported	$4,058
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(117)

Pro forma income	$3,941

Earnings per share
Basic-as reported	$0.22
Basic-pro forma	$0.21
Diluted-as reported	$0.21
Diluted-pro forma	$0.21

Under its 1998 Incentive Plan, as amended, (the Incentive Plan), the Company has reserved 25% of the outstanding common stock of the Company, or 4,000,000 shares of common stock, whichever is greater, for the purpose of issuing incentive awards under the Incentive Plan. The Company had 1,224,801 shares of common stock available for grant under the Incentive Plan at June 30, 2006.

The Company has two types of stock-based compensation awards: (1) stock options, and (2) restricted common stock.

Stock Options

The Incentive Plan provides for the issuance to eligible employees of, among other things, incentive and non-qualified stock options, that may expire up to 10 years from the date of grant. The outstanding options vest over one to five year service periods and have an exercise price equal to the closing price of the Company’s stock on the date of the grant. Unvested options on the date of termination of employment are forfeited within 90 days of termination. Typically, new shares are issued upon the exercise of stock options.

During the six months ended June 30, 2006, 111,436 options were exercised for which the Company received proceeds of $590,000. During the six months ended June 30, 2005, 137,132 options were exercised for which the Company received proceeds of $721,000.

As a result of the adoption of SFAS No. 123R, the Company recognized additional pretax compensation cost of $34,000 in the first six months of 2006 for stock-based compensation awards outstanding as of December 31, 2005, for which the requisite service was not fully rendered prior to January 1, 2006. Approximately $93,000 remains to be recognized over 1.20 weighted average years. During the six months ended June 30, 2006, 50,000 options were granted with a weighted average fair value of $183,000.

The intrinsic value of stock options exercised totaled $1.1 million during the six months ended June 30, 2006 and $1.6 million for the six months ended June 30, 2005.

The following table sets forth pertinent information regarding stock option transactions for the six months ended June 30, 2006.

	Number of Shares	Weighted Average Exercise Price
Outstanding at January 1, 2006	915,271	$6.42
Granted	50,000	15.34
Exercised	(111,436)	5.29

Outstanding at June 30, 2006	853,835	$7.09

Options exercisable at December 31, 2005	850,271	$5.98
Options exercisable at June 30, 2006	785,085	$6.44
Options available for grant at December 31, 2005	1,360,889
Options available for grant at June 30, 2006	1,224,801

The following table summarizes information related to stock options outstanding and exercisable at June 30, 2006:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at 6/30/2006	Wgtd. Avg. Remaining Contr. Life	Wgtd. Avg. Exercise Price	Number Exercisable at 6/30/2006	Wgtd. Avg. Remaining Contr. Life	Wgtd. Avg. Exercise Price
$4.44-$6.04	623,835	3.53	$4.83	623,835	3.53	$4.83
$7.91-$10.00	25,000	6.63	8.16	25,000	6.63	8.16
$12.02-$17.20	205,000	8.46	13.85	136,250	8.16	13.51

$4.44-$17.20	853,835	4.81	7.09	785,085	4.43	6.44

The aggregate intrinsic value of options outstanding at June 30, 2006, was $6.8 million. The aggregate intrinsic value of options exercisable at June 30, 2006, was $6.8 million.

The fair value of options at date of grant was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Six Months Ended June 30,
	2006	2005
Estimated life in years	10.00	10.00
Interest rate	4.88%	4.05% - 4.21%
Volatility	19.51%	22.23% - 26.58%
Dividend yield	1.23%	1.05% - 1.17%

Restricted Common Stock

The Incentive Plan permits the Company to grant restricted common stock to its employees. Additionally, eligible employees and consultants are allowed to purchase in lieu of salary, commission, or bonus, shares of the Company’s restricted common stock at a price equal to 66.6% of the 20-day average of the closing sales prices for a share of the Company’s common stock, ending on the day prior to the date the shares were issued. All shares are valued at the closing price on the date the shares are issued. The value of restricted shares granted, less consideration paid, if any, is amortized to compensation expense over the one to five-year vesting periods assuming continued employment through such date.

Employees deferred compensation of $375,000 during the six months ended June 30, 2006, and $50,000 during the six months ended June 30, 2005, that was used to purchase restricted common stock. The Company recognized compensation expense of $1.1 million during the six months ended June 30, 2006, and $923,000 during the six months ended June 30, 2005, related to its restricted common stock plan.

The following table summarizes certain information related to restricted common stock grants at June 30, 2006:

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2006	380,632	$13.58
Nonvested at June 30, 2006	426,963	$13.47
For the six months ended June 30, 2006:
Granted	151,929	$15.45
Vested	105,598	$12.56
Forfeited	—	—

During the six months ended June 30, 2006, the Company granted 151,929 restricted common shares with a weighted average grant date fair value of $15.45. During the six months ended June 30, 2005, the Company granted 89,414 restricted common shares with a weighted average grant date fair value of $16.23. During the six months ended June 30, 2006, 105,598 restricted common shares vested with a weighted average grant date fair value of $12.56. During the six months ended June 30, 2005, 180,203 restricted common shares vested with a weighted average grant date fair value of $9.00. At June 30, 2006, total unrecognized compensation cost, net of estimated forfeitures related to nonvested restricted stock totaled $4.0 million and is expected to be recognized over the next 57 months.

12. RELATED PARTIES

The Company had receivables from related parties totaling $4.7 million at June 30, 2006, primarily consisting of $3.5 million of notes receivable from employees and consultants, and $512,000 of management fees receivable from the limited partnerships managed by the Company.

13. SUBSEQUENT EVENT

The Company recorded pretax operating losses of $3.1 million during the first six months of 2006, primarily due to a lack of revenues, and as a result, made the decision to close and closed most of the fixed income activities in the division known as Fixed Income National during the third quarter of 2006. The Company will exit the mortgage-backed, agency, and high-grade corporate bond businesses in New York City, but will continue the high-yield and syndicate activities. The assets and liabilities of the business consist primarily of marketable securities owned and securities sold, not yet purchased, with values at June 30, 2006 of $114.1 million and $84.9 million, respectively. The securities will be liquidated in an orderly fashion during the third quarter of 2006. We do not anticipate material losses associated with the liquidation of the securities. The Company may incur employee termination and other costs of closure that will be recorded in its consolidated financial statements during the third quarter of 2006 or thereafter. We are evaluating the impact that this exit activity will have on our consolidated financial statements. The condensed consolidated financial statements of the Company as of June 30, 2006, do not reflect any expense or liability associated with this exit activity. The division was started during the first quarter of 2006 when a 30-person team formerly employed by Advest Group joined the Company.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Sanders Morris Harris Group Inc.:

We have audited the accompanying consolidated balance sheet of Sanders Morris Harris Group Inc. and subsidiaries (the Company) as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sanders Morris Harris Group Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Sanders Morris Harris Group Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2006, expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP
KPMG LLP

Houston, Texas

March 15, 2006

SANDERS MORRIS HARRIS GROUP INC. AND SUBSIDIARIES

Consolidated Balance Sheet

As of December 31, 2005 and 2004

(in thousands, except share and per share amounts)

	2005	2004
ASSETS
Cash and cash equivalents	$14,612	$21,678
Receivables, net of allowance of $512 and $476, respectively
Broker-dealers	753	412
Customers	8,786	6,662
Related parties	6,227	5,986
Other	1,815	4,834
Deposits with clearing brokers	1,073	1,068
Securities owned	73,657	57,698
Securities available for sale	1,884	2,231
Furniture and equipment, net	9,673	7,643
Other assets and prepaid expenses	2,050	1,915
Goodwill, net	84,398	61,722

Total assets	$204,928	$171,849

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Accounts payable and accrued liabilities	$21,130	$19,882
Borrowings	10,706	—
Deferred tax liability, net	2,408	1,526
Securities sold, not yet purchased	8,168	6,349
Other liabilities	50	78

Total liabilities	42,462	27,835

Commitments and contingencies
Minority interests	7,781	5,230
Shareholders’ equity:
Preferred stock, $.10 par value; 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $.01 par value; 100,000,000 shares authorized; 19,634,260 and 18,547,978 shares issued, respectively	196	185
Common stock committed, 440,000 shares	—	7,819
Additional paid-in capital	137,064	120,988
Receivables for shares issued	(848)	(1,494)
Retained earnings	23,936	16,452
Accumulated other comprehensive income (loss)	30	(50)
Unearned compensation	(2,212)	(1,635)
Treasury stock at cost, 739,402 shares	(3,481)	(3,481)

Total shareholders’ equity	154,685	138,784

Total liabilities and shareholders’ equity	$204,928	$171,849

The accompanying notes are an integral part of these consolidated financial statements.

SANDERS MORRIS HARRIS GROUP INC. AND SUBSIDIARIES

Consolidated Statement of Operations

For each of the years in the three-year period ended December 31, 2005

(in thousands, except share and per share amounts)

	2005	2004	2003
Revenues:
Commissions	$44,497	$52,934	$50,714
Investment banking	32,800	32,352	24,490
Investment advisory and related services	32,045	19,714	10,873
Principal transactions	9,821	9,799	12,994
Interest and dividends	4,608	4,254	2,546
Other income	3,521	2,479	2,317

Total revenues	127,292	121,532	103,934

Expenses:
Employee compensation and benefits	75,841	70,756	63,382
Floor brokerage, exchange and clearance fees	4,726	5,732	5,517
Communications and data processing	7,771	7,371	5,664
Occupancy	8,647	7,066	5,760
Interest	405	37	6
Goodwill impairment charge	—	800	—
Other general and administrative	15,541	11,191	9,672

Total expenses	112,931	102,953	90,001

Income before equity in income of limited partnerships, minority interests and income taxes	14,361	18,579	13,933
Equity in income of limited partnerships	8,482	6,492	4,305

Income before minority interests and income taxes	22,843	25,071	18,238
Minority interests in net income of consolidated companies	(4,859)	(4,176)	(1,028)

Income before income taxes	17,984	20,895	17,210
Provision for income taxes	(7,310)	(8,481)	(6,794)

Net income	$10,674	$12,414	$10,416

Earnings per share:
Basic	$0.57	$0.70	$0.61

Diluted	$0.55	$0.68	$0.59

Weighted average common shares outstanding and committed:
Basic	18,659,527	17,698,661	17,095,626

Diluted	19,253,400	18,302,315	17,622,443

The accompanying notes are an integral part of these consolidated financial statements.

SANDERS MORRIS HARRIS GROUP INC. AND SUBSIDIARIES

Consolidated Statement of Shareholders’ Equity

For each of the years in the three-year period ended December 31, 2005

(in thousands, except shares)

	Amounts						Shares
	2005		2004		2003		2005	2004	2003
Common stock
Balance, beginning of year	$185		$180		$174		18,547,978	17,991,653	17,439,743
Stock issued for acquisition	4		—		—		362,105	—	—
Stock issued pursuant to commitment	4		—		—		440,000	—	—
Issuance for investment	—		1		—		—	66,538	—
Stock issued pursuant to employee benefit plan	3		4		6		284,177	489,787	551,910

Balance, end of year	196		185		180		19,634,260	18,547,978	17,991,653

Common stock committed
Balance, beginning of year	7,819		—		—		440,000	—	—
Committed for acquisition	—		7,819		—		—	440,000	—
Stock issued	(7,819)		—		—		(440,000)	—	—

Balance, end of year	—		7,819		—		—	440,000	—

Additional paid-in capital
Balance, beginning of year	120,988		113,781		109,959
Issuance for investment	—		964		—
Stock issued pursuant to commitment	7,815		—		—
Stock issued pursuant to employee benefit plan; including tax benefit	2,015		6,243		4,858
Dividends ($0.06 per share in 2003)	—		—		(1,036)
Stock issued for acquisition	6,246		—		—

Balance, end of year	137,064		120,988		113,781

Receivables for shares issued
Balance, beginning of year	(1,494)		(1,117)		(705)
Collections of receivables	—		25		—
Issuance of restricted stock	(117)		(1,611)		(1,172)
Amortization of unearned compensation	763		1,209		760

Balance, end of year	(848)		(1,494)		(1,117)

Retained earnings (accumulated deficit)
Balance, beginning of year	16,452		6,015		(3,367)
Dividends ($0.17 per share in 2005; $0.15 per share in 2004; and $0.06 per share in 2003)	(3,190)		(1,977)		(1,034)
Net income	10,674	10,674	12,414	12,414	10,416	10,416

Balance, end of year	23,936	10,674	16,452	12,414	6,015	10,416

Accumulated other comprehensive income (loss)
Balance, beginning of year	(50)		(70)		(243)
Net change in unrealized appreciation on securities available for sale	133	133	29	29	275	275
Income tax provision on change	(53)	(53)	(9)	(9)	(102)	(102)

Balance, end of year	30	80	(50)	20	(70)	173

Comprehensive income		10,754		12,434		10,589

Unearned compensation
Balance, beginning of year	(1,635)		(638)		(1,392)
Net issuance of restricted stock	(1,795)		(1,994)		(52)
Amortization of unearned compensation	1,218		997		806

Balance, end of year	(2,212)		(1,635)		(638)

Treasury stock
Balance, beginning of year	(3,481)		(3,298)		(3,115)		(739,402)	(724,003)	(702,849)
Acquisition of treasury stock	—		(183)		(183)		—	(15,399)	(21,154)

Balance, end of year	(3,481)		(3,481)		(3,298)		(739,402)	(739,402)	(724,003)

Total shareholders’ equity and common shares outstanding and committed	$154,685		$138,784		$114,853		18,894,858	18,248,576	17,267,650

The accompanying notes are an integral part of these consolidated financial statements.

SANDERS MORRIS HARRIS GROUP INC. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

For each of the years in the three-year period ended December 31, 2005

(in thousands)

	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$10,674	$12,414	$10,416
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Loss (gain) on sale of securities available for sale	311	(80)	(18)
Depreciation	2,107	1,874	1,313
Deferred income taxes	828	870	1,177
Goodwill impairment charge	—	800	—
Provision for bad debts	248	175	295
Compensation expense related to amortization of notes receivable and unearned compensation	1,981	2,206	1,566
Equity in income of limited partnerships	(8,482)	(6,492)	(4,305)
Minority interests in net income of consolidated companies	4,859	4,176	1,028
Change in receivables	65	(4,418)	(4,877)
Change in deposits with clearing brokers	(5)	(14)	(54)
Change in securities owned	(7,178)	(17,871)	(11,022)
Change in other assets and prepaid expenses	115	114	(1,837)
Change in securities sold, not yet purchased	1,819	6,094	162
Change in other liabilities	(28)	(66)	(46)
Change in accounts payable and accrued liabilities	437	587	4,704

Net cash provided by (used in) operating activities	7,751	369	(1,498)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(3,799)	(5,261)	(1,358)
Acquisitions, net of cash acquired of $421, $527, and $142, respectively	(16,106)	(3,263)	(2,058)
Purchases of securities available for sale	(1,151)	(1,664)	(1,548)
Proceeds from sales and maturities of securities available for sale	1,022	1,850	1,749

Net cash used in investing activities	(20,034)	(8,338)	(3,215)

CASH FLOWS FROM FINANCING ACTIVITIES:
Purchases of treasury stock	—	(183)	(183)
Proceeds from shares issued	106	2,643	3,639
Collections of receivables for shares issued	—	25	—
Proceeds from borrowings	13,206	—	—
Repayment of borrowings	(2,500)	—	—
Investments by minority interests	41	71	1,038
Payments to minority interests	(2,446)	(3,522)	(529)
Payments of cash dividends	(3,190)	(1,977)	(1,552)

Net cash provided by (used in) financing activities	5,217	(2,943)	2,413

Net decrease in cash and cash equivalents	(7,066)	(10,912)	(2,300)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	21,678	32,590	34,890

CASH AND CASH EQUIVALENTS AT END OF YEAR	$14,612	$21,678	$32,590

The accompanying notes are an integral part of these consolidated financial statements.

SANDERS MORRIS HARRIS GROUP INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Through its operating subsidiaries Sanders Morris Harris Inc. (“Sanders Morris Harris” or “SMH”), Salient Capital Management (“Salient”), SMH Capital Advisors (“SMCA”), Charlotte Capital, The Edelman Financial Center (“Edelman”), and Select Sports Group (“SSG”), Sanders Morris Harris Group (“SMHG” or the “Company”) provides a broad range of financial and other professional services, including institutional, prime and retail brokerage, principal trading, investment banking, merchant banking, financial advisory, trust related services, asset and investment management, financial planning, and sports representation and management. The Company serves a diverse group of institutional, corporate, and individual clients.

The Company merged with and acquired its operating subsidiaries from 1999 through 2005. The acquisitions were accounted for using the purchase method and accordingly, results of an acquired entity are included in the Company’s consolidated financial statements from the date of acquisition. As a result the current period results are not comparable to the prior periods.

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of its subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

Management’s Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of consolidated assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash Equivalents

Highly liquid debt instruments with original maturities of three months or less when purchased are considered to be cash equivalents. SMH, the Company’s broker-dealer subsidiary, is subject to the regulations of the Securities and Exchange Commission that, among other things, may restrict the withdrawal of cash held at SMH’s clearing firms that is used to collateralize SMH’s trading accounts.

Securities Transactions

Marketable securities are carried at fair value based on quoted market prices. Not readily marketable securities are valued at fair value based on either internal valuation models or management’s estimate of amounts that could be realized under current market conditions assuming an orderly liquidation over a reasonable period of time. Unrealized gains or losses from marking securities owned to market value are included in revenue under the caption principal transactions. Securities not readily marketable include securities (1) for which there is no market on a securities exchange or no independent publicly quoted market, (2) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 or other applicable securities acts, or (3) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities or to the Company. Proprietary transactions and the related income/expense are recorded on the trade date. Realized gains and losses from sales of securities are computed using the average cost method.

Investments in not readily marketable securities, marketable securities with insufficient trading volumes, and restricted securities have been valued at their estimated fair value by the Company in the absence of readily ascertainable market values. These estimated values may differ significantly from the values that would have been used had a readily available market existed for these investments. Such differences could be material to the financial statements. At December 31, 2005 and 2004, the Company’s investment portfolios included investments totaling $43.0 million and $37.2 million, respectively, whose values had been estimated by the Company in the absence of readily ascertainable market values.

Securities Available for Sale

Securities available for sale include marketable equity securities and debt instruments owned by the Company’s Salient Trust subsidiary with maturities greater than three months when purchased. These securities are recorded at cost and are adjusted for unrealized holding gains and losses due to market fluctuations. These unrealized gains or losses, net of taxes, are recorded as other comprehensive income (loss) and are shown as a separate component of shareholders’ equity. Gains and losses are recorded upon sale based on the specific identification method.

Furniture and Equipment

Furniture and equipment and leasehold improvements are carried at cost. Depreciation of office furniture and equipment is computed on a straight-line basis over a three to seven year period. Amortization of leasehold improvements is computed on a straight-line basis over the term of the lease. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

Goodwill

Statement of Financial Accounting Standards (SFAS) No. 142 entitled Goodwill and Other Intangible Assets was issued in June 2001 and became effective for us on January 1, 2002. As a result, the Company ceased all goodwill amortization. SFAS No. 142 requires the Company to perform goodwill impairment tests on at least an annual basis. If impairment is determined to exist, the asset is written down to reflect the estimated future discounted cash flows expected to be generated by the underlying business. The Company determined that the fair values of the reporting units exceeded their carrying values; therefore goodwill does not appear to be impaired as of December 31, 2005. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings. During the year ended December 31, 2004, the Company recognized goodwill impairment changes totaling $800,000 related to its consolidation of Brava Therapeutics.

Resale and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings. It is the policy of the Company to obtain the possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Stock-Based Compensation

SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, was issued in December 2002. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods for transition for a voluntary change to the fair value based method of accounting for stock- based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the disclosure provisions included in SFAS No. 148 in the notes to the consolidated financial statements contained herein.

Through December 31, 2005, the Company accounted for stock-based compensation transactions using the intrinsic value method in accordance with APB Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, as amended by Financial Accounting Standards Board (FASB) Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation. Alternative guidance under SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123), which required companies to determine the fair value of options at the time of grant using a fair value option pricing model, and to recognize compensation expense over the service period, was an available alternative to APB 25 that the Company could have used to account for stock-based compensation.

The following table illustrates the effect on net income as if the Company had applied the fair value recognition provisions of SFAS No. 123 as amended by SFAS No. 148:

	Year Ended December 31,
	2005	2004	2003
	(in thousands, except per share amounts)
Net income, as reported	$10,674	$12,414	$10,416
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(139)	(380)	(462)

Pro forma net income	$10,535	$12,034	$9,954

Earnings per share:
Basic-as reported	$0.57	$0.70	$0.61
Basic-pro forma	$0.56	$0.68	$0.58
Diluted-as reported	$0.55	$0.68	$0.59
Diluted-pro forma	$0.55	$0.66	$0.56

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123R, Share-Based Payment (Revised 2004), which requires the Company to recognize the cost of all stock-based compensation in its consolidated financial statements. The Company’s equity-classified awards are measured at grant-date fair value and are not subsequently remeasured. The valuation of equity instruments underlying stock-based compensation, and the period during which the expense is recognized is based on assumptions related to stock volatility, interest rates, vesting terms, and dividend yields. Changes in these assumptions could have significant impacts on the expense recognized. Management has evaluated the impact that SFAS 123R will have on the Company’s net income for its fiscal year ending December 31, 2006 and anticipates that net income will be reduced by approximately $62,000.

Income Taxes

The Company utilizes the asset and liability method for deferred income taxes. This method requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events recognized in the Company’s financial statements or tax returns. All expected future events other than changes in the law or tax rates are considered in estimating future tax consequences.

The provision for income taxes includes federal, state, and local income taxes currently payable and those deferred because of temporary differences between the financial statements and tax bases of assets and liabilities.

Commissions

Commissions and related clearing expenses are recorded on the trade date as securities transactions occur.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is realized or realizable and earned. Other investment banking fees are recognized when the services have been performed.

Investment Advisory and Related Services

Revenues from investment advisory and related services consist primarily of portfolio and partnership management fees. Portfolio management fees are received quarterly, and are recognized as earned when payments are received. Partnership management fees are received quarterly, but are recognized as earned on a pro rata basis over the life of the partnership.

Investments in Limited Partnerships

Investments in limited partnerships are accounted for using the equity method, which approximates fair value, and principally consist of Environmental Opportunities Fund, L.P., Sanders Opportunity Fund, L.P., Sanders Opportunity Fund (Institutional), L.P., Environmental Opportunities Fund II, L.P., Environmental Opportunities Fund II (Institutional), L.P., Corporate Opportunities Fund, L.P., Corporate Opportunities Fund (Institutional), L.P., Life Sciences Opportunity Fund, L.P., Life Sciences Opportunity Fund (Institutional), L.P., Tactical Opportunities High Yield Fund, L.P., Life Sciences Opportunities Fund II, L.P., Life Sciences Opportunities Fund (Institutional) II, L.P., 2003 Houston Energy Partners, L.P., 2005 Houston Energy Partners, L.P., SMH Private Equity Group I, L.P., Select Sports Group, Ltd., Global Hedged Equity Fund, L.P., Symmetry Capital, LLC, Concept Capital, LLC, Endowment Advisors, L.P., Salient Enhanced Credit Fund, L.P., and Salient Total Return Fund, L.P.

Fair Values of Financial Instruments

The fair values of cash and cash equivalents, receivables, accounts payable and accrued liabilities, borrowings, and payables to broker-dealers, approximate cost due to the short period of time to maturity. Securities owned, securities available for sale, and securities sold, not yet purchased are carried at their fair values.

Reclassifications

Certain reclassifications have been made to the 2004 and 2003 consolidated financial statements to conform them with the 2005 presentation. Such reclassifications had no effect on the results of operations or shareholders’ equity as previously reported.

Recently Issued Accounting Standards

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment (Revised 2004). SFAS No. 123R establishes standards for the accounting for transactions in which an entity (1) exchanges its equity instruments for goods or services, or (2) incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of the equity instruments. SFAS No. 123R eliminates the ability to account for stock-based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the date of the grant. SFAS No. 123R is effective for the Company on January 1, 2006. The Company will transition to fair value based accounting for stock-based compensation using a modified version of prospective application (“modified prospective application”). Under modified prospective application, as it is applicable to the Company, SFAS No. 123R applies to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered (generally referring to non-vested awards) that are outstanding as of January 1, 2006, must be recognized as the remaining requisite service is rendered during the period of and/or the periods after the adoption of SFAS No. 123R. The attribution of compensation cost for those earlier awards will be based on the same method and on the same grant-date fair values previously determined for the pro forma disclosures required for companies that did not adopt the fair value accounting method for stock-based employee compensation. Based on the stock-based compensation awards outstanding as of December 31, 2005, for which the requisite service is not expected to be fully rendered prior to January 1, 2006, the Company expects to recognize additional pre-tax compensation costs of approximately $29,000 in the first quarter of 2006 as a result of the adoption of SFAS No. 123R. Future levels of compensation cost recognized related to stock-based compensation awards (including the aforementioned expected costs during the period of adoption) may be impacted by new awards and/or modifications, repurchase, and cancellations of existing awards before and after the adoption of this standard.

In June 2005 the Emerging Issues Task Force (EITF) issued EITF No. 04-5, Investor’s Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights. In conjunction with EITF No. 04-5, the FASB staff is planning to amend SOP 78-9, Accounting for Investments in Real Estate Ventures to be consistent with EITF No. 04-5. SOP 78-9-a, Interaction of AICPA Statement of Position 78-9, and EITF No. 04-5 will have the presumption that a general partner controls a limited partnership and therefore should consolidate the partnership. This presumption can be overcome if the limited partners have kick-out or substantive participating rights. As all of the limited partnerships for which we act as general partner have kick-out or substantive participating rights, we believe the impact that these new accounting standards will have on our consolidated financial statements is minimal. The effective date of SOP 78-9-a and EITF No. 04-5 is January 1, 2006 for existing limited partnerships. EITF 04-5 and SOP 78-9-a is effective immediately for new and modified limited partnerships.

2. ACQUISITIONS AND DISPOSITION

On May 10, 2005, the Company acquired a 51% interest in The Edelman Financial Center, LLC, one of the leading financial planning firms in the country. The Company will acquire the remaining 49% of Edelman over four years. Edelman, based in Fairfax, Virginia, manages over $2.7 billion in assets. At the initial closing, SMHG bought 51% of the outstanding membership units of Edelman (“the First Tranche Units”). The Company paid $12.5 million, in a combination of cash and shares of the Company’s common stock for the First Tranche Units. The consideration for the First Tranche Units is subject to later adjustment (the “Earn-Out Consideration”) based on a multiple of the net income of Edelman for the period of October 1, 2005 through September 30, 2006. The multiple used to calculate the Earn-Out Consideration will also be based upon the level of net income for the period. The Earn-Out Consideration will be paid 50% in cash and 50% in the Company’s common stock.

In May 2008, the Company will purchase an additional 25% membership interest in Edelman. The Company will pay an amount equal to 25% of a multiple of between 8 and 11 times Edelman’s net income for the fiscal year ending December 31, 2007 (the “Second Tranche Consideration”). The multiple will be determined based upon the compound annual growth rate of Edelman’s net income over a specified period. The Second Tranche Consideration will be paid in a combination of cash and the Company’s common stock.

In May 2009, the Company will purchase all of the remaining issued and outstanding membership interests of Edelman. The Company will pay an amount equal to 24% of a multiple of between 8 and 11 times Edelman’s net income for the fiscal year ending December 31, 2008 (the “Third Tranche Consideration”). The multiple will be determined based upon the compound annual growth rate of Edelman’s net income over a specified period. The Third Tranche Consideration will also be paid in a combination of cash and the Company’s common stock.

At the initial closing, the Company advanced an additional $7.5 million, in a combination of cash and the Company’s common stock, as a nonrefundable credit against future payments for the Earn-Out Consideration, the Second Tranche Consideration, and the Third Tranche Consideration. Also, the aggregate issuances of common stock may never exceed 20% of the total number of shares of the Company’s common stock issued and outstanding on the initial closing date. The shares of common stock issued were not registered in reliance upon the exemption provided in Section 4(2) of the Securities Act of 1933.

The acquisition was accounted for as a purchase, and accordingly, the financial information of Edelman has been included in the Company’s consolidated financial statements from May 10, 2005. Consideration of $20.0 million, consisting of the initial consideration of $12.5 million and the $7.5 million nonrefundable credit against future payments, exceeded the fair market value of identifiable net tangible assets by approximately $20.2 million, which has been recorded as goodwill.

On April 15, 2005, the Company acquired a 50% interest in an investment advisory business of two financial advisors who are based in Colorado Springs, Colorado. The customer accounts were added to those of Sanders Morris Harris and the business will operate as SMH Colorado. As the Company may exercise control to a degree greater than its voting interests, the acquisition was accounted for as a purchase, and accordingly, the financial information of SMH Colorado has been included in the Company’s consolidated financial statements from April 15, 2005. The consideration of $2.5 million, consisting of a combination of cash and shares of the Company’s common stock, exceeded the fair market value of identifiable net tangible assets by $2.5 million, which has been recorded as goodwill.

On April 1, 2005, the Company sold its Douglas, Noyes division to a third party. The Company retained cash, receivables, and fixed assets, as well as all accounts payable and accrued liabilities associated with Douglas, Noyes. Beginning in April 2006 and continuing thereafter, the Company will receive a portion of the investment advisory fees earned by Douglas, Noyes. SMHG recorded no gain or loss on the sale of Douglas, Noyes. Douglas, Noyes, based in New York City provides investment management services.

On November 23, 2004, the Company acquired a 50% interest in Select Sports Group, a sports representation and management services firm based in Houston, Texas. The former owners of SSG received cash of approximately $2.8 million and 66,538 common shares of the Company with a market value of $965,000. Additionally, the Company paid SSG debt totaling approximately $596,000. As the Company may not exercise control to a greater degree than its voting interest, the Company’s investment in SSG is accounted for using the equity method.

On April 1, 2004, the Company acquired a 69% interest in Charlotte Capital from a previous investor. Employees of Charlotte Capital retained a 31% ownership interest in the firm. Charlotte Capital, based in Charlotte, North Carolina, manages approximately $260 million in assets for institutional investors in small cap value and mid cap value styles. SMHG paid $3.4 million in cash at closing. Employees of Charlotte Capital can earn up to an additional 9% ownership interest by achieving specified revenue run rates during the 36-month period beginning January 1, 2006, and ending December 31, 2009. The acquisition was accounted for as a purchase, and accordingly, the financial information of Charlotte Capital has been included in the Company’s consolidated financial statements from April 1, 2004. The initial consideration of $3.4 million exceeded the fair market value of identifiable net tangible assets by approximately $4.5 million, which has been recorded as goodwill.

On December 2, 2003, the Company acquired the Tulsa, Oklahoma branch office of U.S. Bancorp Piper Jaffray Inc. The Tulsa office provides retail brokerage services to its clients. The former owner of the Tulsa office received $377,000 in cash. The acquisition was accounted for as a purchase, and accordingly, the financial information of the Tulsa office has been included in the Company’s consolidated financial statements from December 2, 2003. The purchase price of approximately $377,000 exceeded the fair value of identifiable net assets acquired by approximately $17,000, which has been recorded as goodwill.

On May 2, 2003, the Company acquired a 50% ownership interest in the Salient companies. Additionally, the Company acquired a 23.15% profits interest in the advisor to The Endowment Fund, a related entity. The former owners of Salient and The Endowment Fund received cash payments totaling $1.75 million in May 2003. In July 2004, the former owners of Salient and The Endowment Fund received additional cash payments totaling $250,000 upon the Company’s conversion of the 23.15% profits interest into a 23.15% ownership interest and 440,000 common shares of the Company based on the profitability of Salient for the year ended December 31, 2004. The Salient companies and Salient Trust were contributed to Salient Capital Management which entity’s Class A limited partner units are jointly owned by the Company and the former owners of Salient. Additionally, the Company received Class B limited partner units of Salient, which in the event of a liquidation or sale of Salient entitled the Company to first receive proceeds equal to the net asset value of Salient Trust as of May 2, 2003 (approximately $4.4 million), with the remaining proceeds to be divided equally among the owners of the Class A units. The Salient companies provide investment advisory services to individuals and institutions. The Endowment Fund is a diversified fund of funds using hedge fund managers that specialize in a variety of investment approaches. The acquisitions were accounted for as a purchase, and accordingly, the financial information of the Salient companies and the advisor to The Endowment Fund has been included in the Company’s consolidated financial statements from May 2, 2003. The purchase price of approximately $9.6 million exceeded the fair market value of identifiable net assets by approximately $9.6 million, which has been recorded as goodwill. The Company uses the consolidation method to account for its investment in Salient. In December 2005, Salient purchased a 13.8% Class A interest in the advisor to The Endowment Fund from another investor for cash consideration of $2.1 million. The purchase was accounted for as an investment subject to the equity method of accounting.

3. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The following table sets forth pertinent information regarding the allowance for doubtful accounts at December 31, 2005, 2004 and 2003 (in thousands):

Balance at December 31, 2002	$295
Additions charged to cost and expenses	295
Charge off of receivables	(190)

Balance at December 31, 2003	400
Additions charged to cost and expenses	175
Charge off of receivables	(99)

Balance at December 31, 2004	476
Additions charged to cost and expenses	248
Charge off of receivables	(212)

Balance at December 31, 2005	$512

4. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased at December 31, 2005 and 2004 were as follows:

	2005		2004
	Owned	Sold, Not Yet Purchased	Owned	Sold, Not Yet Purchased
	(in thousands)		(in thousands)
Marketable:
U. S. government and agency	$4,619	$2,019	$10,038	$6,334
Corporate stocks and options	18,096	6,149	3,327	15
Corporate bonds	7,933	—	7,168	—

	30,648	8,168	20,533	6,349
Not readily marketable:
Partnerships	34,108	—	28,164	—
Corporate stocks and warrants	8,901	—	9,001	—

	$73,657	$8,168	$57,698	$6,349

Securities not readily marketable include investment securities (1) for which there is no market on a securities exchange or no independent publicly quoted market, (2) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (3) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. Not readily marketable securities consist of investments in limited partnerships, equities, options, and warrants. The investments in limited partnerships are accounted for using the equity method, which approximates fair value, and principally consist of Environmental Opportunities Fund, L.P., Environmental Opportunities Fund II, L.P., Environmental Opportunities Fund II (Institutional), L.P., Corporate Opportunities Fund, L.P., Corporate Opportunities Fund (Institutional), L.P., Sanders Opportunity Fund, L.P., Sanders Opportunity Fund (Institutional), L.P., Life Sciences Opportunity Fund, L.P., Life Sciences Opportunity Fund (Institutional), L.P., Tactical Opportunities High Yield Fund, L.P., Life Sciences Opportunities Fund II, L.P., Life Sciences Opportunities Fund (Institutional) II, L.P., 2003 Houston Energy Partners L.P., 2005 Houston Energy Partners, L.P., Select Sports Group, Ltd., SMH Private Equity Group I, L.P., Symmetry Capital, LLC, Concept Capital, LLC, Endowment Advisors, L.P., Salient Enhanced Credit Fund, L.P., Salient Total Return Fund, L.P., and Global Hedged Equity Fund GP, L.P.

A summary of the results of operations and partners’ capital of the limited partnerships is as follows for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
	(in thousands)
Net investment gain (loss)	$6,534	$616	$(234)
Unrealized gain (loss) on investments	19,900	(806)	7,507
Realized gain on investments	25,285	17,524	25,445

Increase in partners’ capital resulting from operations	$51,719	$17,334	$32,718

Total assets	$316,465	$260,752	$223,434
Total liabilities	(23,499)	(23,135)	(22,700)

Partners’ capital	$292,966	$237,617	$200,734

5. SECURITIES AVAILABLE FOR SALE

Securities available for sale at December 31, 2005 and 2004 were as follows:

	Amortized Cost	Gross Unrealized		Estimated Fair Value
		Gains	Losses
	(in thousands)
2005:
U.S. government and agency obligations	$1,032	$6	$(12)	$1,026
Corporate bond	251	—	(1)	250
Marketable equity securities	551	87	(30)	608

Total	$1,834	$93	$(43)	$1,884

2004:
U.S. government and agency obligations	$1,037	$12	$(2)	$1,047
Corporate bond	251	—	(3)	248
Marketable equity securities	1,070	18	(152)	936

Total	$2,358	$30	$(157)	$2,231

The contractual maturities of debt securities available for sale at December 31, 2005 were as follows:

	Amortized Cost	Fair Value

	(in thousands)
Due after 1 year through 5 years	$999	$986
Due after 25 years through 30 years	284	290

	$1,283	$1,276

The Company’s available for sale portfolio is comprised of U.S. government agency obligations, corporate bond, and large cap equity securities. Three U.S. government agency obligations, one corporate bond and one equity security have unrealized losses as of December 31, 2005. All except the equity security have been in continuous unrealized-loss positions for more than 12 months. Three U.S. government agency obligations, one corporate bond, and 13 equity securities have unrealized losses as of December 31, 2004. Of those securities with unrealized losses as of December 31, 2004, only eight of the equity securities have been in continuous unrealized-loss positions for more than 12 months.

Securities available for sale in an unrealized loss position were as follows on December 31, 2005 (in thousands):

	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

U.S. government and agency obligations	$—	$—	$736	$(12)	$736	$(12)
Corporate bond	—	—	250	(1)	250	(1)
Marketable equity securities	70	(30)	—	—	70	(30)

Total temporarily impaired securities	$70	$(30)	$986	$(13)	$1,056	$(43)

Securities available for sale in an unrealized loss position were as follows on December 31, 2004 (in thousands):

	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

U.S. government and agency obligations	$746	$(3)	$—	$—	$746	$(3)
Corporate bond	248	(2)	—	—	248	(2)
Marketable equity securities	302	(24)	482	(128)	784	(152)

Total temporarily impaired securities	$1,296	$(29)	$482	$(128)	$1,778	$(157)

Management evaluates securities available for sale to determine if a decline in value is other than temporary. Such evaluation considers the length of time and the extent to which market value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of Salient Trust to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value. Management believes the unrealized losses are temporary at December 31, 2005. However, a write-down accounted for as a realized loss may be necessary in the future.

Gross realized gains on sales of securities available for sale were approximately $21,000 for the year ended December 31, 2005, approximately $174,000 for the year ended December 31, 2004, and approximately $47,000 for the year ended December 31, 2003. Gross realized losses on sales of securities available for sale were approximately $332,000 for the year ended December 31, 2005, approximately $94,000 for the year ended December 31, 2004, and approximately $29,000 for the year ended December 31, 2003. Such gains and losses are included in revenue under the caption “Principal transactions.”

The Company has pledged securities valued at $275,000 to the bank commissioner of the state of Oklahoma to secure its performance of fiduciary duties for trust activities conducted in that state.

6. RECEIVABLE FROM BROKER-DEALERS

Amounts receivable from broker-dealers at December 31, 2005 and 2004 were as follows:

	2005	2004
	(in thousands)
Receivable from broker-dealers	$753	$412

7. DEPOSITS WITH CLEARING BROKERS AND DEALERS

Under its clearing agreements, SMH is required to maintain a certain level of cash or securities on deposit with clearing brokers and dealers. Should the clearing brokers and dealers suffer a loss due to the failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing brokers and dealers. The Company had $1.1 million on deposit as of December 31, 2005 and 2004, respectively, with clearing brokers and dealers to meet this requirement.

8. FURNITURE AND EQUIPMENT

Furniture and equipment at December 31, 2005 and 2004 was as follows:

	December 31,
	2005	2004
	(in thousands)
Equipment	$8,027	$5,082
Furniture and fixtures	3,108	2,715
Leasehold improvements	5,688	4,494
Accumulated depreciation and amortization	(7,150)	(4,648)

Furniture and equipment, net	$9,673	$7,643

9. BORROWINGS

During May 2005, the Company entered into a $15.0 million revolving credit facility with a bank. The line of credit expires in May 2006, unless extended. Borrowings under the line of credit bear interest based on LIBOR. The interest rate on the Company’s borrowings ranged from 4.81% to 5.85% during 2005. The credit facility is secured by a pledge of ownership interests in two of the Company’s subsidiaries. Debt covenants require the Company to maintain certain debt-to-EDITDA and liquidity to funded debt ratios, as well as minimum assets under management. At December 31, 2005, the Company was in compliance with all covenants. The outstanding balance on the line of credit was $8.0 million at December 31, 2005.

During December 2005, Salient entered into a $2.5 million revolving credit facility with a bank. The line of credit expires in December 2007. Borrowings under the line of credit bear interest based on LIBOR. The interest rate of Salient’s borrowings was 4.39% during 2005. The credit facility is unsecured and not subject to financial covenants; however, payment is guaranteed by SMHG and the principals of Salient. The outstanding balance on the line of credit was $2.05 million at December 31, 2005.

During December 2005, Edelman entered into a $1.5 million construction loan agreement with a bank. Proceeds from the loan are to be used to build out Edelman’s new office facilities. The loan is not subject to financial covenants and is secured by Edelman’s property and other assets and guaranteed by Mr. Edelman and SMHG. Beginning in January 2006 and ending in December 2006, interest will be paid in monthly installments at an interest rate, which is based on prime. The effective interest rate at December 31, 2005 was 6.75%. Principal and interest payments will be made in equal monthly installments beginning in January 2007 and ending in December 2015. At December 31, 2005, the outstanding balance on the loan was $656,000.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities at December 31, 2005 and 2004 were as follows:

	December 31,
	2005	2004
	(in thousands)
Accounts payable	$4,456	$3,235
Compensation	15,104	15,416
Other	1,570	1,231

Total accounts payable and accrued liabilities	$21,130	$19,882

11. INCOME TAXES

The components of the income tax provision for the years ended December 31, 2005 and 2004 were as follows:

	Year Ended December 31,
	2005	2004	2003
	(in thousands)
Current	$6,482	$7,611	$5,617
Deferred	828	870	1,177

Income tax provision	$7,310	$8,481	$6,794

The difference between the effective tax rate reflected in the income tax provision, and the statutory federal rate is analyzed as follows:

	Year Ended December 31,
	2005	2004	2003
	(in thousands)
Tax computed using the statutory rate	$6,294	$7,313	$5,851
State and other income taxes	1,016	1,168	943

Total	$7,310	$8,481	$6,794

The effective tax rates for the years ended December 31, 2005, 2004, and 2003 were 40.6%, 40.6%, and 39.5%, respectively.

The components of the deferred income tax assets and liabilities were as follows:

	December 31,
	2005	2004
	(in thousands)
Deferred income tax assets:
Accumulated depreciation	$368	$34
Accrued liabilities	169	169
Allowance for doubtful accounts	204	190
Partnership income	77	874
Deferred compensation	312	313
Fund manager carried interest	—	238
Unrealized loss on securities available for sale	—	34

Total deferred tax assets	1,130	1,852

Deferred income tax liabilities:
Unrealized gain on securities available for sale	(20)	—
Prepaid expenses	(489)	—
Goodwill amortization	(483)	—
Unrealized gains on securities	(2,539)	(3,296)
Other	(7)	(82)

Total deferred tax liabilities	(3,538)	(3,378)

Net deferred tax liability	$(2,408)	$(1,526)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

12. EMPLOYEE BENEFIT PLANS

The Company’s 1998 Incentive Plan specifies that the number of shares of its common stock available for incentive awards or incentive stock options may not exceed the greater of 4,000,000 shares or 25% of the total number of shares of common stock outstanding.

Substantially all employees are eligible to participate in the Sanders Morris Harris Group Inc. 401(k) defined contribution plan. The Company made no contributions to this plan in 2005, 2004, and 2003.

A. Stock Options

The Incentive Plan provides for the issuance to eligible employees of, among other things, incentive and non-qualified stock options, which may expire as much as 10 years from the date of grant. The outstanding options vest over varying periods and have an exercise price equal to the closing price of the Company’s stock on the date of the grant.

The following table sets forth pertinent information regarding stock option transactions for each of the three years in the period ended December 31, 2005:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value
Outstanding at December 31, 2002	1,476,224	$5.07
Granted	30,000	8.12	$1.50
Cancelled/Forfeited	(60,750)	5.47
Exercised	(378,114)	4.71

Outstanding at December 31, 2003	1,067,360	5.25
Granted	132,500	12.75	$4.28
Exercised	(163,332)	6.41

Outstanding at December 31, 2004	1,036,528	6.03
Granted	22,500	17.03	$5.98
Exercised	(143,757)	5.23

Outstanding at December 31, 2005	915,271	$6.42

Options exercisable at December 31, 2003	960,610	$5.25
Options exercisable at December 31, 2004	927,153	$5.65
Options exercisable at December 31, 2005	850,271	$5.98

Options available for grant at December 31, 2003	1,522,392
Options available for grant at December 31, 2004	1,252,238
Options available for grant at December 31, 2005	1,360,889

The following table summarizes information related to stock options outstanding and exercisable at December 31, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at 12/31/2005	Wgtd. Avg. Remaining Contr. Life	Wgtd. Avg. Exercise Price	Number Exercisable at 12/31/2005	Wgtd. Avg. Exercise Price
$4.44 - $6.04	735,271	3.52	$4.90	725,271	$4.90
$7.91 - $10.00	25,000	7.12	8.16	25,000	8.16
$12.02 - $17.20	155,000	8.53	13.37	100,000	13.31

$4.44 - $17.20	915,271	4.46	6.42	850,271	5.98

The fair value of options at date of grant was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

	December 31,
	2005	2004	2003
Expected Life in Years	10.00	10.00	10.00
Interest Rate	4.14%	4.46%	4.10%
Volatility	24.64%	20.05%	38.71%
Dividend Yield	1.10%	1.20%	1.31%

B. Restricted Stock and Capital Incentive Plan (“CIP”)

Effective January 1, 2001, the Company adopted the CIP under its Incentive Plan in which eligible employees and consultants may purchase, in lieu of salary, commission, or bonus, shares of the Company’s restricted common stock at a price equal to 66.6% of the 20-day average of the closing sales prices for a share of the Company’s common stock, ending on the day prior to the date the shares are issued.

All shares issued are valued at the closing price on the date the shares are issued. Consideration paid through the deferral of salaries, commissions, or discretionary bonuses is recorded as compensation expense on the date that the salaries, commissions, and bonuses are deferred. The difference between the value of the shares issued and the consideration paid is recorded as unearned compensation and is shown as a separate component of shareholders’ equity. Additionally, shares are issued under the CIP in conjunction with notes receivable. Restricted shares and shares issued under the CIP are amortized to compensation expense over the one to five year vesting periods.

The following summarizes certain information related to the restricted stock and the CIP for the years ended December 31, 2005 and 2004:

	Year Ended December 31,
	2005	2004
	(in thousands, except shares)
Number of shares issued	140,420	287,345
Value of shares issued	$2,407	$3,606
Additions to unearned compensation	1,795	1,994
Additions to notes receivable	117	1,611
Amortization of unearned compensation	1,218	997
Amortization of notes receivable	763	1,209

13. PREFERRED STOCK

The Company is authorized to issue 10,000,000 shares of Preferred Stock, par value $.10 per share. Shares of Preferred Stock may be issued from time to time by the Board of Directors, without action by the shareholders, in one or more series with such designations, preferences, special rights, qualifications, limitations, and restrictions as may be designated by the Board of Directors prior to the issuance of such series. No shares of Preferred Stock have been issued as of December 31, 2005.

14. TREASURY STOCK

The Company repurchases its common stock from time to time primarily to offset the dilutive effect of its employee benefit plan. Such repurchases are accounted for using the cost method. The Company reacquired none of its common stock during the year ended December 31, 2005, and 15,399 shares for an aggregate purchase price of $183,000 during the year ended December 31, 2004.

15. EARNINGS PER COMMON SHARE

Basic and diluted earnings per-share computations for the years indicated were as follows:

	Year Ended December 31,
	2005	2004	2003
	(in thousands, except share and per share amounts)
Computation of basic earnings per common share:
Net income	$10,674	$12,414	$10,416

Weighted average common shares outstanding	18,659,527	17,588,061	17,095,626
Weighted average common shares committed	—	110,600	—

Weighted average common shares outstanding and committed	18,659,527	17,698,661	17,095,626

Basic earnings per common share	$0.57	$0.70	$0.61

Computation of diluted earnings per common share:
Net income	$10,674	$12,414	$10,416

Weighted average number of common shares outstanding	18,659,527	17,588,061	17,095,626
Weighted average common shares committed	—	110,601	—
Common shares issuable under stock option plan	892,771	979,027	1,017,359
Less shares assumed repurchased with proceeds	(298,898)	(375,374)	(490,542)

Weighted average common shares outstanding and committed	19,253,400	18,302,315	17,622,443

Diluted earnings per common share	$0.55	$0.68	$0.59

Outstanding stock options of 22,500 at December 31, 2005; 57,500 at December 31, 2004; and 50,000 at December 31, 2003 have not been included in diluted earnings per common share because to do so would have been antidilutive for the years presented.

16. GOODWILL

The Company recorded goodwill of approximately $2.5 million during the second quarter of 2005 related to its purchase of a 50% interest in an investment advisory business of two financial advisors who are based in Colorado Springs, Colorado. The Company recorded goodwill of approximately $20.2 million during May 2005 related to the acquisition of a 51% interest in The Edelman Financial Center.

During the fourth quarter of 2004, the Company recorded goodwill of approximately $7.8 million representing the value of shares the former owners of the Salient companies are entitled to receive based on the profitability of Salient for the year ended December 31, 2004.

During the second quarter of 2004, the Company recorded goodwill of approximately $4.5 million related to the acquisition of a 69% interest in Charlotte Capital.

During the year ended December 31, 2004, the Company recognized goodwill impairment charges totaling $800,000 related to its consolidation of Brava Therapeutics (“Brava”). The principal factors contributing to our decision to record the impairment charge related to the uncertainty and timing of a proposed joint venture between Brava and another entity that would have created a more viable platform for further development of Brava’s products and expertise. SMHG has no remaining goodwill related to its consolidation of Brava. As required by FIN46R, the Company consolidated a variable interest entity during the first quarter of 2004 that had been previously recorded as a security owned. Pursuant to that consolidation, the $800,000 value of the investment was reclassified to goodwill.

17. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments. There were no firm underwriting commitments open at December 31, 2005.

In April 2004, the Company acquired a 69% interest in Charlotte Capital from a previous investor. Employees of Charlotte Capital retained a 31% ownership interest in the firm. Employees of Charlotte Capital can earn up to an additional 9% ownership interest by achieving specified revenue run rates during the 36-month period beginning January 1, 2006 and ending December 31, 2009.

The Company has pledged a certificate of deposit in the amount of $50,000 to secure a loan made by a bank to a relative of one of the Company’s customers (the “Debtor”). The pledge expires in April 2006. Proceeds from the bank loan were used to finance a business venture of the Debtor. Should the Debtor fail to repay the loan, the Company’s certificate of deposit will be used to satisfy any unpaid portion of the debt up to the face amount of the certificate of deposit. The Company expects the Debtor to pay the debt upon maturity. Therefore, the Company has recorded no reserve against this guarantee as of December 31, 2005.

The Company has issued letters of credit in the amounts of $1.2 million and $92,000 to the owners of two of the offices that we lease to secure payment of our lease obligations for those facilities. The Company has issued a letter of credit in the amount of $100,000 to secure the payment of the deductible portion of the Company’s workers compensation insurance policy.

Total rental expense for operating leases for the years indicated was: for 2005, approximately $5.2 million; for 2004, approximately $4.2 million; and for 2003, approximately $3.5 million. Rent expense on operating leases is recognized on a straight line basis over the life of the respective leases. The Company and its subsidiaries have obligations under operating leases that expire by 2014 with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space and computer and office equipment are as follows (in thousands):

2006	$5,385
2007	5,597
2008	4,557
2009	4,691
2010	4,559
Thereafter	11,995

Total minimum rental payments	$36,784

The Company is a party to various legal proceedings that are of an ordinary or routine nature incidental to our operations. The Company believes it has adequately reserved for such litigation matters and that they will not have a material adverse effect on consolidated financial position, results of operations or cash flows.

The Company has uncommitted financing arrangements with clearing brokers that finance our customer accounts, certain broker-dealer balances and firm trading positions. Although these customer accounts and broker-dealer balances are not reflected on the consolidated balance sheet for financial accounting reporting purposes, the Company has generally agreed to indemnify these clearing brokers for losses they may sustain in connection with the accounts, and therefore, retains risk on these accounts. The Company is required to maintain certain cash or securities on deposit with our clearing brokers.

The NASD conducted an inspection of our prime broker and private investment or hedge fund support operations based in our New York office in the fall of 2004. Subsequent to such inspection the NASD opened an investigation and has requested the production of additional documents and materials on six occasions in 2005 and 2006 with respect to our prime broker and related hedge fund operations. The investigation is ongoing. We do not know when the NASD staff will complete its investigation or what, if any, actions the NASD may propose with respect to this matter.

Event Subsequent to Date of Report of Independent Registered Public Accounting Firm

On August 16, 2006, Sanders Morris Harris received a “Wells letter” notification from the staff of the NASD, which states that the staff of the NASD has made a preliminary determination to recommend that disciplinary action be brought against Sanders Morris Harris and four of its employees based on alleged violations of certain conduct rules of the NASD, including NASD Conduct Rule 2110 relating to the alleged improper payment of soft dollar commissions to a fund manager and relating to the alleged improper sharing of commissions by two employees contrary to a written contract with an investment adviser and representations to the investors in one private investment partnership; NASD Conduct Rule 2210 relating to the content of hedge fund advertising materials; SEC Rule 17a-4 and NASD Conduct Rules 2210 and 3110 relating to the retention of certain email, instant messages, and advertising materials; NASD Conduct Rules 1031 and 2110 relating to the activities of an unregistered employee; and NASD Conduct Rules 2110 and 3010 relating to the written supervisory procedures of Sanders Morris Harris for its hedge fund and prime brokerage operations. Under the Wells procedure, Sanders Morris Harris has an opportunity to respond to the NASD before any action is taken against it. Sanders Morris Harris intends to respond and will seek a prompt resolution of these matters, although there is no assurance that a prompt resolution can be reached or that the ultimate impact on the Company will not be material. Discussions have commenced between the staff of the NASD and our legal counsel with respect to the alleged violations.

18. CONCENTRATIONS OF CREDIT RISK

Financial investments that potentially subject the Company to concentrations of credit risk primarily consist of securities available for sale, securities owned and all receivables. Risks and uncertainties associated with financial investments include credit exposure, interest rate volatility, regulatory changes, and changes in market values of equity securities. Future changes in market trends and conditions may occur that could cause actual results to differ materially from the estimates used in preparing the accompanying consolidated financial statements.

The Company and its subsidiaries are engaged in various trading and brokerage activities with counterparties that primarily include broker-dealers, banks, and other financial institutions. If counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company’s policy to review, as necessary, the credit standing of each counterparty.

19. NET CAPITAL REQUIREMENTS OF SUBSIDIARIES

SMH is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the “applicable” exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, SMH had net capital of $16.1 million, which was $15.4 million in excess of its required net capital of $706,000. At December 31, 2005, Salient Trust’s net capital was in excess of the minimum capital of $1.5 million required by the Texas Department of Banking.

20. BUSINESS SEGMENT INFORMATION

SMHG operates through six business segments: Retail Brokerage, Institutional Brokerage, Asset Management, Prime Brokerage, Investment Banking, and Corporate and Other. The business segments are based upon factors such as the services provided and distribution channels served. Certain services are provided to customers through more than one of our business segments. Prior to April 2004, the Company aggregated the brokerage and investment banking businesses into one segment.

The Retail Brokerage segment distributes a range of financial products through its branch distribution network, including equity and fixed income securities, mutual funds, and annuities. Retail revenues consist of commissions and principal credits earned on equity and fixed income transactions in customer brokerage accounts, distribution fees earned from mutual funds, fees earned from managed accounts, and net interest on customers’ margin loan and credit account balances. Additionally, retail revenues include sales credits from investment banking transactions such as the distribution of underwritings that we co-manage or in which we participate and private placements of securities in which we serve as placement agent. The firm employs registered representatives and also licenses independent financial advisors.

The Institutional Brokerage segment distributes equity and fixed income products through its distribution network to its institutional clients. Institutional revenues consist of commissions and principal credits earned on transactions in customer brokerage accounts, net interest on customers’ margin loan and credit account balances, and sales credits from the distribution of investment banking products.

The Asset Management segment provides investment advisory, wealth and investment management, financial planning, and trust services to institutional and individual clients. It earns an advisory fee based on such factors as the amount of assets under management and the type of services provided. The asset management segment may also earn commission revenues from the sale of equity, fixed income, mutual fund, and annuity products; and sales credits from the distribution of investment banking issues. In addition, performance fees may be earned for exceeding performance benchmarks for the investment portfolios in the limited partnerships that we manage.

The Prime Brokerage segment provides trade execution, clearing, custody, and other back-office services to hedge funds and other professional traders. Prime broker revenues consist of commissions and principal credits earned on equity and fixed income transactions; interest income from securities lending services to customers; and net interest on customers’ margin loan and credit account balances.

The Investment Banking segment provides corporate securities underwriting, private financings, and financial advisory services. The Company participates in corporate securities distributions as a manager, co-manager, or member of an underwriting syndicate or of a selling group in public offerings managed by other underwriters. Fees earned for our role as an advisor, manager, or underwriter are included in the investment banking segment. Sales credits associated with the distribution of investment banking products are reported in Retail Brokerage, Institutional Brokerage, or Asset Management depending on the relevant distribution channel.

The Corporate and Other segment includes realized and unrealized gains and losses on the Company’s investment portfolios, and interest and dividends earned on our cash and securities positions. Unallocated corporate revenues and expenses are included in Corporate and Other. The change in value of our investment in SSG is included in Corporate and Other.

The following summarizes certain financial information of each reportable business segment for each of the three years in the period ended December 31, 2005. SMHG does not analyze asset information in all business segments.

	2005	2004	2003
	(in thousands)
Revenues:
Retail brokerage	$16,144	$17,463	$13,075
Institutional brokerage	26,501	30,760	31,125
Asset management	41,980	31,352	19,926
Prime brokerage	19,613	20,363	23,009
Investment banking	18,509	16,536	12,326
Corporate and other	4,545	5,058	4,473

Total	$127,292	$121,532	$103,934

Income (loss) before equity in income (loss) of limited partnerships, minority interests and income taxes:
Retail brokerage	$1,102	$1,359	$723
Institutional brokerage	3,552	5,243	5,371
Asset management	10,318	11,325	6,700
Prime brokerage	1,955	3,087	4,051
Investment banking	6,502	7,254	5,403
Corporate and other	(9,068)	(9,689)	(8,315)

Total	$14,361	$18,579	$13,933

Equity in income (loss) of limited partnerships:
Retail brokerage	$—	$—	$—
Institutional brokerage	—	—	—
Asset management	7,192	5,646	4,478
Prime brokerage	—	—	—
Investment banking	—	—	—
Corporate and other	1,290	846	(173)

Total	$8,482	$6,492	$4,305

Minority interests in net (income) loss of consolidated companies:
Retail brokerage	$—	$—	$—
Institutional brokerage	—	—	—
Asset management	(4,859)	(4,201)	(1,028)
Prime brokerage	—	—	—
Investment banking	—	—	—
Corporate and other	—	25	—

Total	$(4,859)	$(4,176)	$(1,028)

Income (loss) before income taxes:
Retail brokerage	$1,102	$1,359	$723
Institutional brokerage	3,552	5,243	5,371
Asset management	12,653	12,770	10,150
Prime brokerage	1,956	3,087	4,051
Investment banking	6,502	7,254	5,403
Corporate and other	(7,781)	(8,818)	(8,488)

Total	$17,984	$20,895	$17,210

21. SUPPLEMENTAL CASH FLOW INFORMATION

	2005	2004	2003
	(in thousands)
Cash paid for income taxes, net	$5,603	$8,543	$5,380
Cash paid for interest	280	37	6
Non-cash investing and financing activities:
Acquisitions:
Receivables	—	799	396
Fixed assets, net	338	31	—
Other assets	250	(978)	160
Securities owned	—	(800)	—
Goodwill	22,676	13,075	—
Accounts payable and accrued liabilities	(811)	(1,049)	(206)
Minority interests	(97)	2	—
Commitment to issue common stock	—	(7,819)	—
Common stock	(6,250)	—	—

22. RELATED PARTIES

SMH earned fees (for 2005, $1.6 million; for 2004, $1.4 million; and for 2003, $1.7 million) through the sale of annuity products from HWG Insurance Agency, Inc. (“HWG”). The sole shareholder of HWG is an employee of SMH.

The Company, through its wholly owned venture capital investment company subsidiary, SMHG Capital Inc., owns an investment in Brava Therapeutics, Inc., formerly named BioCyte Therapeutics, Inc. The financial results of Brava are consolidated with those of SMHG. The Company’s president has an investment in Brava and serves on its board of directors. Another employee of the Company has an investment in Brava, serves as the president of Brava, and also serves on its board of directors. Brava is consolidated as a variable interest entity but the results are not significant to the Company.

The Company owns controlling interests in several limited liability companies that act as the general partners in several limited partnerships (the “Partnerships”). The Partnerships pay management fees to the general partners. Certain officers of SMH serve on the boards of directors of entities in which the Partnerships invest. In addition, SMH has served, and may in the future serve, as the placement agent advisor, offering manager or underwriter for companies in which the Partnerships invest.

During 2004, the Company earned private placement commissions of approximately $824,000 from its role in raising capital for a client, which is majority owned by two directors of SMHG.

During 2001, the Company formed PTC—Houston Management, L.P. (“PTC”) to secure financing for a new proton beam therapy cancer treatment center to be constructed in Houston. An advisory director of SMHG and his family are the principal owners of an entity that is a 50% owner of PTC. Net operating income recognized by PTC totaled $216,000 during 2005, $1.6 million during 2004 and $414,000 during 2003. Fifty percent of the net operating income, or $108,000 in 2005, $782,000 in 2004, and $207,000 in 2003, was attributable to each of SMHG and the advisory director-owned entity.

23. UNAUDITED QUARTERLY FINANCIAL INFORMATION

	Three Months Ended (in thousands, except share and per share amounts)
	March 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005
Total revenues	$26,340	$30,499	$34,411	$36,042
Net income	$1,833	$2,226	$3,656	$2,959
Basic earnings per share	$0.10	$0.12	$0.19	$0.16
Diluted earnings per share	$0.10	$0.12	$0.19	$0.15
Weighted average common shares outstanding and committed—diluted	18,962,386	19,209,037	19,401,206	19,434,286

	March 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004
Total revenues	$29,807	$28,655	$28,561	$34,509
Net income	$3,270	$2,947	$2,675	$3,522
Basic earnings per share	$0.19	$0.17	$0.15	$0.19
Diluted earnings per share	$0.18	$0.16	$0.15	$0.19
Weighted average common shares outstanding and committed—diluted	17,987,680	18,186,799	18,212,456	18,805,341

24. SUBSEQUENT EVENTS

On February 21, 2006, the Company announced that its board of directors declared a cash dividend for the first quarter of 2006, in the amount of $0.045 per share of common stock. The cash dividend will be payable on April 14, 2006 to holders of record as of the close of business on March 31, 2006.

On March 1, 2006, Salient Partners sold a 4.0% ownership in TEF to six employees of Salient for cash consideration of $593,000.

SANDERS MORRIS HARRIS GROUP

SANDERS MORRIS HARRIS

Member NASD

SANDERS MORRIS HARRIS

Full Service Investment Banking for the Middle Market

New York • Houston • Los Angeles

www.smhib.com

EDELMAN

FINANCIAL SERVICES LLC

SALIENT

PARTNERS

Investment in Common

Kissinger Financial Services, Inc.

SMH CAPITAL ADVISORS

CHARLOTTE CAPITAL

PARTNERS IN INVESTMENT MANAGEMENT

SELECT SPORTS GROUP

5,000,000 Shares

SANDERS MORRIS HARRIS GROUP INC.

Common Stock

PROSPECTUS

Jefferies & Company

Sandler O’Neill + Partners, L.P.

September 28, 2006